SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

November 20, 2018

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO MACRO S.A.

Interim consolidated financial statements as of June 30, 2018 together with the Reports on review of consolidated interim financial statements.

CONTENT

CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

CORPORATE NAME: Banco Macro SA

REGISTERED OFFICE: Sarmiento 447 – Autonomous City of Buenos Aires

CORPORATE PURPOSE AND MAIN ACTIVITY: Commercial Bank

CENTRAL BANK OF ARGENTINA: Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE: Under No. 1154 - By-laws Book No. 2, Folio 75 dated March 8, 1967

BY-LAWS EXPIRY DATE: March 8, 2066

REGISTRATION WITH THE IGJ (SUPERINTENDENCY OF CORPORATIONS): Under No. 9777 – Corporations Book No. 119 Volume A of Sociedades Anónimas, dated October 8, 1996.

PERSONAL TAX IDENTIFICATION NUMBER: 30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012, August 2, 2014.

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Items	Notes	06/30/2018	12/31/2017	12/31/2016

ASSETS
Cash and Deposits in Banks		50,309,607	35,561,574	35,986,159
Cash		6,588,011	6,761,426	4,871,152
Financial Entities and Correspondent Banks
Central Bank of Argentina		38,529,485	23,703,476	28,482,100
Other Local and Foreign Entities		5,151,805	3,781,451	2,631,916
Other		40,306	1,315,221	991
Debt Securities at fair value through profit or loss	33	1,339,702	1,086,028	332,481
Derivative Financial Instruments		42,981	8,228	9,721
Repo Transactions		156,158	1,419,808	19,124
Other financial assets		2,515,379	2,272,679	1,105,513
Loans and other financing		155,620,519	132,658,674	88,390,646
Non-financial Public Sector		2,040,789	1,865,886	1,584,960
Other Financial Entities		3,263,286	3,239,511	1,713,170
Non-financial Private Sector and Foreign Residents		150,316,444	127,553,277	85,092,516
Other Debt Securities	33	43,162,644	34,703,765	20,395,499
Financial Assets delivered as guarantee	23	7,477,082	7,638,352	3,690,694
Investments in Equity Instruments	33	50,009	282,659	406,868
Investment in associates and joint arrangements	6	97,795	218,947	124,268
Property, Plant and Equipment		7,591,240	7,040,152	6,066,706
Intangible Assets		993,753	880,683	656,178
Deferred Income Tax Assets	12	46,821	27,762
Other Non-financial Assets		2,204,814	2,339,869	2,097,090
Non-current assets held for sale	8	126,645	199,890	89,648
TOTAL ASSETS		271,735,149	226,339,070	159,370,595

Delfín Jorge Ezequiel Carballo Chairperson
1

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Items	Notes	06/30/2018	12/31/2017	12/31/2016

LIABILITIES
Deposits		179,473,237	144,129,177	111,862,805
Non-financial Public Sector		19,404,909	12,890,701	9,468,055
Financial Sector		125,377	81,359	55,867
Non-financial Private Sector and Foreign Residents		159,942,951	131,157,117	102,338,883
Liabilities at fair value through profit or loss			6,450
Derivative Financial Instruments		34,151	23,107
Repo Transactions		1,829,233	2,688,093	1,095,634
Other Financial Liabilities		11,195,051	10,561,203	6,341,674
Financing received from the Central Bank of Argentina and other financial entities		1,828,974	1,174,111	260,458
Issued Corporate Bonds	28	8,125,300	4,712,216	1,684,636
Current Income Tax Liabilities		1,781,074	3,975,320	1,749,800
Subordinated Corporate Bonds	28	11,646,217	7,565,759	6,376,537
Provisions	9	784,574	694,919	335,007
Deferred Income Tax Liabilities	12	211,089	496,849	1,321,393
Other Non-financial Liabilities		4,436,136	3,576,001	3,164,158
TOTAL LIABILITIES		221,345,036	179,603,205	134,192,102

Delfín Jorge Ezequiel Carballo Chairperson
2

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Items	Notes	06/30/2018	12/31/2017	12/31/2016

SHAREHOLDERS’ EQUITY
Capital Stock		669,663	669,663	584,563
Non-capital contributions		12,428,461	12,428,461	399,499
Adjustments to Shareholders’ Equity		4,511	4,511	4,511
Earnings Reserved		26,403,844	20,363,386	14,384,820
Unappropiated Retained Earnings		3,475,669	2,799,085	2,990,757
Other Comprehensive Income		505,872	204,560	65,711
Net Income for the period / fiscal year		6,657,832	10,065,357	6,540,832
Net Shareholders’ Equity attributable to the owners of parent company (*)		50,145,852	46,535,023	24,970,693
Net Shareholders’ Equity attributable to non-controlling interests		244,261	200,842	207,800

TOTAL SHAREHOLDERS’ EQUITY		50,390,113	46,735,865	25,178,493

(*) Total Shareholders´ Equity for Consolidated and Separate Interim Balance sheet

Delfín Jorge Ezequiel Carballo Chairperson
3

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

FOR THE THREE AND SIX MONTHS PERIODS ENDED JUNE 30, 2018 AND 2017

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Items	Notes	Quarter ended 06/30/2018	Quarter ended 06/30/2017	Accumulated from beginning of year up to 06/30/2018	Accumulated from beginning of year up to 06/30/2017

Interest income		13,616,824	7,820,242	24,953,595	15,278,652
Interest expense		(4,524,040)	(2,350,374)	(7,919,719)	(4,626,960)
Net interest income		9,092,784	5,469,868	17,033,876	10,651,692
Commissions income	13	2,116,172	1,659,698	3,951,671	3,084,744
Commissions expense		(209,558)	(165,347)	(394,483)	(319,791)
Net commissions income		1,906,614	1,494,351	3,557,188	2,764,953
Subtotal (Net interest income + Net commissions income)		10,999,398	6,964,219	20,591,064	13,416,645
Net Income from measurement of financial instruments at fair value through profit or loss		(46,356)	124,524	202,893	153,865
Loss from sold assets at amortized cost		75	31,977	(2,870)	18,294
Difference in quoted prices of gold and foreign currency	14	(1,012,280)	365,253	(861,688)	547,321
Other operating income	15	1,375,713	1,068,177	2,679,744	2,131,560
Provision for loan losses		(571,331)	(466,643)	(1,138,143)	(829,593)
Net Operating Income		10,745,219	8,087,507	21,471,000	15,438,092
Employee benefits	16	(2,443,087)	(1,861,052)	(4,460,833)	(3,581,467)
Administrative expenses	17	(1,549,524)	(1,100,488)	(2,951,534)	(2,113,951)
Depreciation of Property, Plant and Equipment		(172,629)	(131,664)	(335,504)	(261,710)
Other Operating Expenses	18	(2,317,585)	(1,587,840)	(4,346,748)	(2,996,648)
Operating Income		4,262,394	3,406,463	9,376,381	6,484,316
Income from associates and joint arrangements		145,134	29,685	220,497	70,672
Income before tax on continuing operations		4,407,528	3,436,148	9,596,878	6,554,988
Income tax on continuing operations	12	(1,270,766)	(1,192,878)	(2,895,579)	(2,289,106)
Net Income from continuing operations		3,136,762	2,243,270	6,701,299	4,265,882
Net Income for the period		3,136,762	2,243,270	6,701,299	4,265,882
Net Income for the period attributable to the owners of the Parent Company		3,115,649	2,223,509	6,657,832	4,228,757
Net Income for the period attributable to non-controlling interests		21,113	19,761	43,467	37,125

Delfín Jorge Ezequiel Carballo Chairperson
4

CONDENSED CONSOLIDATED INTERIM EARNINGS PER SHARE

FOR THE THREE AND SIX MONTHS PERIODS ENDED JUNE 30, 2018 AND 2017

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Items	Quarter ended 06/30/2018	Quarter ended 06/30/2017	Accumulated from beginning of year up to 06/30/2018	Accumulated from beginning of year up to 06/30/2017

Net Profit attributable to Parent’s shareholders	3,115,649	2,223,509	6,657,832	4,228,757
PLUS: Potential diluted earnings per common share
Net Profit attributable to Parent’s shareholders adjusted as per diluted earnings	3,115,649	2,223,509	6,657,832	4,228,757
Weighted average of outstanding common shares for the period	669,663	594,321	669,663	589,469
PLUS: Weighted average of the number of additional common shares with dilution effects
Weighted average of outstanding common shares for the period adjusted as per dilution effect	669,663	594,321	669,663	589,469
Basic earnings per share	4.6526	3.7413	9.9421	7.1738

Delfín Jorge Ezequiel Carballo Chairperson
5

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE THREE AND SIX MONTHS PERIODS ENDED JUNE 30, 2018 AND 2017

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Items	Notes	Quarter ended 06/30/2018	Quarter ended 06/30/2017	Accumulated from beginning of year up to 06/30/2018	Accumulated from beginning of year up to 06/30/2017

Net Income for the period		3,136,762	2,243,270	6,701,299	4,265,882
Foreign currency translation differences in financial statements conversion		344,455	58,793	398,114	36,267
Foreign currency translation differences for the period		344,455	58,793	398,114	36,267
Profits or losses for financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)		(51,654)	(10,889)	(96,824)	(13,827)
Income for the period from financial instruments at fair value through other comprehensive income (FVOCI)		(61,725)	(16,733)	(123,475)	(15,119)
Income tax		10,071	5,844	26,651	1,292
Total other comprehensive income that is subsequently reclassified to profit or loss		292,801	47,904	301,290	22,440
Total Other Comprehensive Income		292,801	47,904	301,290	22,440
Total Comprehensive Income for the period		3,429,563	2,291,174	7,002,589	4,288,322
Total Comprehensive Income attributable to the owners of the parent Company		3,408,452	2,271,549	6,959,144	4,251,678
Total Comprehensive Income attributable to non-controlling interests		21,111	19,625	43,445	36,644

Delfín Jorge Ezequiel Carballo Chairperson
6

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

	Capital Stock	Non-capital Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Outstanding shares	Stock issuance Premium	Adjustments to Shareholders´ Equity	Accumulat. foreign currency translation difference in Financial statement convertion	Other	Legal	Other	Unappropiated Retained Earnings	Total Equity net of Controlling Interests	Total Equity net of Non- controlling Interests	Total Equity

Balance at the beginning of the fiscal year	669,663	12,428,461	4,511	137,148	67,412	4,994,932	15,368,454	12,864,442	46,535,023	200,842	46,735,865
Total comprehensive income for the period
- Net income for the period								6,657,832	6,657,832	43,467	6,701,299
- Other comprehensive income for the period				398,114	(96,802)				301,312	(22)	301,290
Distribution of unappropied retained earnings as approved by Shareholders´ Meeting held on April 27, 2018
Legal Reserve						1,877,755		(1,877,755)
Cash dividends							(3,348,315)		(3,348,315)	(26)	(3,348,341)
- Other							7,511,018	(7,511,018)
Balance at the end of the period	669,663	12,428,461	4,511	535,262	(29,390)	6,872,687	19,531,157	10,133,501	50,145,852	244,261	50,390,113

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2017

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

	Capital Stock	Non-capital Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Outstanding shares	Stock issuance Premium	Adjustments to Shareholders´ Equity	Accumulat. foreign currency translation difference in Financial statement convertion	Other	Legal	Other	Unappropiated Retained Earnings	Total Equity net of Controlling Interests	Total Equity net of Non- controlling Interests	Total Equity

Balance at the beginning of the fiscal year	584,563	399,499	4,511		65,711	3,686,472	10,698,348	9,531,589	24,970,693	207,800	25,178,493
Total comprehensive income for the period
- Net income for the period								4,228,757	4,228,757	37,125	4,265,882
- Other comprehensive income for the period				36,267	(13,346)				22,921	(481)	22,440
Distribution of unappropied retained earnings as approved by Shareholders´ Meeting held on April 28, 2017
Legal Reserve						1,308,460		(1,308,460)
Cash dividends							(701,476)		(701,476)	(92.991)	(794,467)
- Other							5,371,582	(5,424,045)	(52,463)		(52,463)
Increase of Capital Stock as approved by Shareholders´ Meeting held on April 28, 2017	74,000	10,387,724							10,461,724	,	10,461,724
Balance at the end of the period	658,563	10,787,223	4,511	36,267	52,365	4,994,932	15,368,454	7,027,841	38,930,156	151,453	39,081,609

Delfín Jorge Ezequiel Carballo Chairperson
7

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2018 AND 2017

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Items	Notes	06/30/2018	06/30/2017

CASH FLOWS FROM OPERATING ACTIVITIES
Income for the period before Income Tax		9,596,878	6,554,988
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		335,504	261,710
Provision for loan losses		1,138,143	829,593
Other adjustments		(2,722,482)	592,675
Net increase/ decrease from operating assets:
Debt Securities at fair value though profit and loss		(253,718)	(493,071)
Derivative financial instruments		(34,753)	7,885
Repo transactions		1,263,650	(2,033,671)
Loans and other financing
Non-financial public sector		(174,905)	1,039,760
Other financial entities		(23,775)	(517,962)
Non-financial private sector and foreign residents		(23,850,184)	(18,883,472)
Other debt securities		24,030,305	(7,929,655)
Financial assets delivered as guarantee		161,270	1,043,517
Investments in equity instruments		232,650	258,595
Other assets		(1,148,269)	(1,519,174)
Net increase/ decrease from operating liabilities:
Deposits
Non-financial public sector		6,514,208	1,335,928
Financial sector		44,018	1,490
Non-financial private sector and foreign residents		28,785,834	10,242,602
Liabilities at fair value through profit or loss		(6,450)
Derivative financial instruments		11,044	217
Repo transactions		(858,860)	(1,095,634)
Other liabilities		1,603,982	1,658,414
Payments for Income Tax		(4,409,702)	(2,551,146)
TOTAL CASH FROM /(USED IN) OPERATING ACTIVITIES (A)		40,234,388	(11,196,411)

Delfín Jorge Ezequiel Carballo Chairperson
8

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2018 AND 2017

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Items	Notes	06/30/2018	06/30/2017

CASH FLOWS FROM INVESTING ACTIVITIES
Payments:
Acquisition of PPE, intangible assets and other assets		(659,919)	(604,048)
TOTAL CASH USED IN INVESTING ACTIVITIES (B)		(659,919)	(604,048)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments:
Dividends		(3,348,315)	(794,166)
Non-subordinated corporate bonds		(242,604)	(1,766,904)
Central Bank of Argentina			(98)
Financing from local financial entities		(124,671)	(331,595)
Subordinated corporate bonds			(206,280)
Proceeds:
Issued Equity instruments			10,461,724
Non Subordinated Corporate Bonds		3,206,999	4,604,398
Central Bank of Argentina		4,591	2,070
Financing to local financial entities		174	748,697
Other proceeds related to financing activities			213,379
TOTAL CASH (USED IN)/ FROM FINANCING ACTIVITIES (C)		(503,826)	12,931,225
EFFECT OF EXCHANGE RATE FLUCTUATIONS (D)		8,216,967	511,441
TOTAL CHANGES IN CASH FLOWS
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A+B+C+D)		47,287,610	1,642,207
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FISCAL YEAR	19	41,203,545	52,070,153
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	19	88,491,155	53,712,360

Delfín Jorge Ezequiel Carballo Chairperson
9

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the Bank), is a stock corporation (sociedad anónima), organized in the Republic of Argentina that offers traditional banking products and services to companies, including those companies operating in regional economies, as well as to individuals, strengthening in this way its goal to be a multi-services bank. In addition, through its subsidiaries, the Bank performs transactions as a trustee agent, direction and management of mutual funds and stock exchange services.

Macro Compañía Financiera SA was created in 1977, as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank´s shares have been publicly listed on the Bolsas y Mercados Argentinos (BYMA) since November 1994, as from March 24, 2006 they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015 they were authorized to list on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

On August 22, 2018, the Board of Directors approved the issuance of these condensed consolidated interim Financial Statements.

2.	OPERATIONS OF THE BANK

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On November 25, 1999, and December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

As of June 30, 2018 and December 31, 2017 and 2016, the deposits held by the Misiones Provincial Government with the Bank amounted to 4,711,719, 3,255,353 and 2,495,781(including 357,883, 333,032 and 139,610 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On February 22, 2005 and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.

As of June 30, 2018 and December 31, 2017 and 2016, the deposits held by the Salta Provincial Government with the Bank amounted to 2,816,581, 908,270 and 1,340,738 (including 552,288, 458,550 and 370,154 related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On April 29, 2005 and July 8, 2014, extensions to such agreement were agreed upon, making it currently effective through September 30, 2024.

10

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

As of June 30, 2018 and December 31, 2017 and 2016, the deposits held by the Jujuy Provincial Government with the Bank amounted to 3,261,660, 4,649,184 and 1,580,312 (including 376,544, 320,825 and 253,622 related to court deposits), respectively.

2.4.	Banco del Tucumán SA

Banco del Tucumán SA acts as an exclusive financial agent and as revenue collection and obligation payment agent of the Tucumán Provincial Government and of the Municipality of San Miguel de Tucumán, respectively.

The service agreement with the Tucumán Provincial Government is currently effective through the year 2021, while the agreement executed with the Municipality of San Miguel de Tucumán was automatically extended through the year 2023, as set forth in the original agreement.

In addition, the legislative body of the province of Tucumán, converted into law a project issued by the provincial executive power in which it was authorized the sale of the shares held by the province of Tucumán in Banco de Tucumán SA to Banco Macro SA and also the continuity as a provincial finance agent for an additional period of ten years from the expiration of the contract, and if applicable, the possibility of merging both entities.

On August 10, 2018, the province of Tucumán transferred to Banco Macro SA, 43,960 Class B common registered shares, with a face value of Ps. 100 each one and entitled to one vote of Banco del Tucumán SA, which is equivalent to 10% of its common stock and votes. For this transaction, the Bank paid 456,462 which will be registred in the consolidated Financial Statements in the Shareholders equity at the carrying amount while in the Separate financial statements will be registered at the purchase price method.

As of June 30, 2018 and December 31, 2017 and 2016, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel de Tucumán with Banco del Tucumán SA amounted to 4,416,138, 1,913,801 and 2,450,436 (including 1,500,429, 1,225,993 and 943,683 related to court deposits), respectively.

3.	BASIS FOR THE PRESENTATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Presentation basis

Applicable Accounting Standards

On February 12, 2014 the Central Bank, through Communiqué “A” 5541 established the general guidelines towards conversion to the IFRS issued by the International Accounting Standards Board (IASB) for preparing financial statements of the entities under its supervision, for the annual fiscal years beginning on January 1, 2018 as well as those of interim-periods.

Additionally, through Communiqués “A” 6114, the Central Bank set specific guidelines within the scope of such convergence process, among which it defined (i) the transitory exception to the application of section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55)) up to the fiscal years beginning as of January 1, 2020; and (ii) in order to calculate the effective interest rate of assets and liabilities so requiring it for the measurement thereof, pursuant to IFRS 9, up to December 31, 2019, the Bank may transitorily make a global estimate of the calculation of the effective interest rate on a group of financial assets or liabilities with similar characteristics which shall be applied such effective interest rate. To the date of the present condensed consolidated interim Financial Statements the Bank is in the process of determining and quantifying the effect the application of section 5.5 “Impairment” mentioned in (i) above will have. Finally, through Communiqués “A” 6323 and 6324 and supplementary rules, the Central Bank defined the minimum chart of accounts and the provisions applicable to the preparation and presentation of the financial statements of financial entities for the fiscal years beginning on January 1, 2018, respectively.

The accompanying condensed consolidated interim Financial Statements of the Bank were prepared pursuant to Communiqué “A” 6114 and supplementary rules of the Central Bank. Taking into account the exceptions described in the preceding paragraph, the new regulatory framework comprises the Standards and Interpretations adopted by the IASB and includes:

11

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

-	the IFRS;
-	the International Accounting Standards (IAS); and
-	the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

In the preparation of this Financial statements, the Bank further contemplated the exceptions and exemptions provided for in IFRS 1 “First-time Adoption of International Financial Reporting Standards” and those applied for the preparation of the accompanying condensed consolidated interim Financial Statements are described in the section “First-time Adoption of International Financial Reporting Standards in accordance with Communiqué “A” 6114 of the Central Bank” of this Note.

Up to the fiscal year ended December 31, 2017, the Bank prepared its consolidated Financial Statements in accordance with the rules and standards issued by the Central Bank. The financial information for previous fiscal years and included in the accompanying consolidated Financial Statements for comparative purposes, was modified and is disclosed in accordance with the basis described in the preceding paragraphs. The effects of changes between the standards applied as of the end of the fiscal year ended December 31, 2017 and the IFRS are explained in the reconciliations disclosed under the title “First-time Adoption to IFRS in accordance with Central Bank Communiqué “A” 6114” on this Note.

The accounting policies comply with the IFRS as currently approved and are applicable to the preparation of the first annual consolidated Financial Statements (December 31, 2018). in accordance with the IFRS adopted by the Central Bank though Communique “A” 6114. Notwithstanding the above, these accounting policies might change if, at the time of preparing those first annual Financial Statements in accordance with the IFRS adopted by the Central Bank though Communique “A” 6114, new standards are issued or the existing ones are modified, or the compulsory application to that date is modified, or if the Bank chooses to change its choice of any of the exemptions under IFRS 1. Generally, the Central Bank does not allow the anticipated application of any IFRS, unless it expressly states the contrary.

Basis for the preparation and consolidation

These condensed consolidated interim Financial Statements for the six-month period ended on June 30, 2018, have been prepared in accordance with the framework set forth by the Central Bank as mentioned in the previous seccion “ Applicabe accouting standards”, for which this condensed consolidated interim Financial Statements, is based on IAS 34 “Interim Financial Reporting”.

For the preparation of these condensed consolidated interim Financial Statements the Bank has applied the basis for the preparation and consolidation, the accounting policies and the material accounting judgements, estimates and assumptions described in the condensed consolidated interim Financial Statements for the three months period ended on March 31, 2018, already issued. In this sense, the Bank has applied the same accounting policies adopoted at the transition date.

These condensed consolidated interim Financial Statements include all the necessary information for an appropriate understanding, by the users thereof, of the basis for the preparation and disclosure used therein, as well as the relevant events and transactions occurred after the issuance of the last annual consolidated Financial Statements for the fiscal year ended December 31, 2017 and condensed consolidated interim Financial Statements for the three-month period ended on March 31, 2018. Nevertheless, the present condensed consolidated interim Financial Statements do not include all the information or all the disclosures required for the annual consolidated Financial Statements prepared in accordance with the IAS 1 “Presentation of Financial Statements”. Therefore, the accompanying condensed consolidated interim Financial Statements must be read together with the annual consolidated financial statements for the fiscal year ended December 31, 2017 and condensed consolidated interim Financial Statements for the three-month period ended on March 31, 2018.

As of June 30, 2018 and December 31, 2017 and 2016, the Bank has consolidated its Financial Statements with the Financial Statements of the following companies:

12

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Subsidiaries	Principal Place of Business	Country	Main Activity
Banco del Tucumán SA	San Martín 721 – San Miguel de Tucumán – Province of Tucumán	Argentina	Banking Entity

Macro Securities SA (a) and (b)	Juana Manso 555 – 8th floor, Office A – Autonomous City of Buenos Aires	Argentina	Stock-Exchange Services

Macro Fiducia SA	Sarmiento 447 – 7th floor– Autonomous City of Buenos Aires	Argentina	Services

Macro Fondos SGFCISA	Juana Manso 555 – 9th floor, Office A – Autonomous City of Buenos Aires	Argentina	Direction and Management of Mutual Funds

Macro Bank Limited (c)	Caves Village, Building 8 Office 1 – West Bay St,, Nassau	Bahamas	Banking Entity

(a)	Consolidates with Macro Fondos SGFCI SA (80.90% Participating and Voting Interest).

(b)	The indirect interest of Banco Macro SA comes from Macro Fiducia SA.

(c)	Consolidates with Sud Asesores (ROU) SA (100% Voting Interest–Equity interest 2,220).

The table below shows the Bank’s participating interest in the companies it consolidates as of June 30, 2018 and December 31, 2017 and 2016:

	Shares		Bank’s Participating Interest		Non-Controlling Interest
Subsidiaries	Type	Number	Total Capital Stock	Voting Interest	Total Capital Stock	Voting Interest
Banco del Tucumán SA	Common	395,341	89.932%	89.932%	10.068%	10.068%
Macro Securities SA	Common	12,776,680	99.921%	99.932%	0.079%	0.068%
Macro Fiducia SA	Common	6,475,143	98.605%	98.605%	1.395%	1.395%
Macro Fondos SGFCISA	Common	327,183	99.936%	100.00%	0.064%	-
Macro Bank Limited	Common	39,816,899	99.999%	100.00%	0.001%	-

Total assets, liabilities and net equity of the Bank and each of its subsidiaries as of June 30, 2018 and December 31, 2017 and 2016 are as follows:

As of 06/30/2018	Banco Macro SA	Banco del Tucumán SA	Other Subsidiaries	Eliminations	Consolidated

Assets	255,311,664	18,192,290	3,813,042	(5,581,847)	271,735,149
Liabilities	205,165,812	15,775,848	1,685,548	(1,282,172)	221,345,036
Equity attributable to the owners of the Bank					50,145,852
Equity attributable to non-controlling interests					244,261

As of 12/31/2017	Banco Macro SA	Banco del Tucumán SA	Other Subsidiaries	Eliminations	Consolidated

Assets	213,157,890	14,789,934	2,922,315	(4,531,069)	226,339,070
Liabilities	166,622,867	12,802,725	1,259,906	(1,082,293)	179,603,205
Equity attributable to the owners of the Bank					46,535,023
Equity attributable to non-controlling interests					200,842

13

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

As of 12/31/2016	Banco Macro SA	Banco del Tucumán SA	Other Subsidiaries	Eliminations	Consolidated

Assets	148,783,028	11,548,487	2,215,093	(3,176,013)	159,370,595
Liabilities	123,812,335	9,489,193	1,107,074	(216,500)	134,192,102
Equity attributable to the owners of the Bank					24,970,693
Equity attributable to non-controlling interests					207,800

Transcription in the Books of Accounts

To the date of the accompanying Financial Statements, the same are in the process of being transcribed in the Bank’s Books of Account.

Figures expressed in thousands of Pesos

The accompanying consolidated Financial Statements disclose figures expressed in thousands of Argentine pesos and round the amounts in thousands of pesos to the nearest whole number, unless it expressly states the contrary.

Comparative information

The present condensed consolidated interim Balance sheet as of June 30, 2018, is presented comparatively with year-end data of the immediately preceding fiscal year, while the Statement of income and Other comprehensive income for the three-month and six-month periods ended June 30, 2018, the Statement of changes in shareholders’ equity and the Statement of cash flows and Cash equivalents for the six-month period ended June 30, 2018, are presented comparatively with data as of same period of the immediately preceding fiscal year.

In compliance with IFRS 1 “First-time Adoption of International Financial Reporting Standards” and since the accompanying condensed consolidated interim Financial Statements are the first ones being submitted pursuant to Communiqué “A” 6114 of the Central Bank, we include the opening Balance sheet to the transition date (December 31, 2016).

Unit of measure

IFRS require the restatement in functional currency of an entity’s financial statements when the functional currency used is that of an economy considered to be a high-inflation or a hyperinflationary economy. To achieve consistency in identifying an economic environment requiring the restatement of financial statements, IAS 29 “Financial Reporting in Hyperinflationary Economies” establishes certain qualitative indicators and a quantitative factor, which is considered to be relevant by international practices; and it arises when the three-year cumulative inflation rate is around 100% or more; this also requires assessing whether it is not the result of a circumstantial event that may be reversed in the short term. To quantify the inflation rate, IAS 29 requires the use of a general price index reflecting the changes in the currency’s general purchasing power. In Argentina, the certified professional accountants and corporate regulators agree that the most appropriate index to such end is the internal wholesale price index (WPI) prepared by the Instituto Nacional de Estadísticas y Censos (INDEC). This consensus is driven by the fact that the WPI combines several specific indexes that altogether cover a wider basket than the remaining price indicators, and also its geographic scope includes the data gathered in different areas across the country. The three-year cumulative inflation measured based on the WPI maintained in 2017 a downward trend as compared to 2016, and the three-year cumulative inflation rate was below 100%. However, this trend was reversed during the first half of 2018 due to factors such as the exchange rate devaluation and the continuity of the public services tariffs adjustment process, as well as the unfavorable international context in terms of financing. In this scenario, the three-year cumulative inflation rate as of June 30, 2018, exceeds 100%; and the new goals reviewed by the Argentine government and other available projections indicate that this trend will not be reversed in the short term. Therefore, under IAS 29, the Argentine economy should be considered hyperinflationary as of June 30, 2018. Consequently, the entities under the Central Bank control that are required to apply the IFRSs adopted by the Central Bank through Communiqué “A” 6114 and the functional currency of which is the Argentine peso should restate their financial statements as from the first applicable period, which in the case of the Bank is July 1, 2018. However, the requirements of IAS 29 will be met provided that certain changes are made to the BCRA’s regulations on the impossibility of using the method for restating the financial statements in constant currency, pursuant to the Central Bank Communiqué “A” 3921, which resulted from Presidential Decree No. 664/2003.

14

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

The requirements of IAS 29 consist in restating the financial statements so that they consider the changes in the general purchasing power of the currency to ensure they are stated in the current unit of measure as of the end of the reported period. These requirements also comprise the comparative information of the financial statements.

To sum up, the restating mechanism provided by IAS 29 establishes that monetary assets and liabilities will not be restated, as they are already stated in terms of the current unit of measure as of the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements. There is no need to restate the non-monetary items measured at their market values as of the end of the reporting period, such as the net realization value, among others. The remaining non-monetary assets and liabilities will be restated using a general price index. Gains or losses resulting from the net monetary position will be included in net income (loss) for the reporting period.

As of the date of issuance of these condensed consolidated interim Financial Statements, the Bank´s Management is analyzing the requirements under IAS 29.

First-time adoption of IFRSs under Central Bank Communiqué “A” 6114

According with Central Bank Communiqué “A” 6324, below are presented reconciliations of the consolidated equity as of June 30, 2017 and the consolidated net income for the six-month and three-month periods ended on that date. The consolidated equity and the consolidated net income reconciliations for the fiscal year ended December 31, 2016 (date of transition) and 2017, were included in the condensed consolidated interim Financial Statements for the three-month period ended on March 31, 2018, already issued.

In preparing these reconciliations, the Bank’s Management has considered the applicable IFRSs to the presentation of the first annual consolidated Financial Statements that are the first consolidated Financial Statements presented in accordance with Central Bank Communiqué “A” 6114, for the fiscal year ending on December 31, 2018. However, items and figures included in these reconciliations could be amended. The items and figures included in these reconciliations could be amended to the extent that, upon the preparation of those first annual financial statements in accordance with IFRS adopted by the Central Bank through Communique “A” 6114, new standards are issued or current standards are amended, with mandatory or early application as of that date, or it is opted to change the selection of any of the exemptions under IFRS 1 “First-time adoption of International Financial Reporting Standards”. As a general rule, the Central Bank does not admit early application of any IFRS, unless it is specified otherwise.

The optional exemptios and the obligatory exceptions, chosen by the Bank, related with the non-retroactive application of certain IFRS and the main transitions adjustments, have been disclosed, in detail, in the condensed consolidated Financial Statement for the three-month period ended on March 31, 2018, already issued.

Reconciliations required

•       Reconciliation of consolidated equity as of June 30, 2017.

	Previous Central Bank Standards	Adjustments and Reclassifications	Balances according Central Bank Communiqué “A” 6114
Total Assets	187,767,925	1,245,817	189,013,742
Total Liabilities	151,940,385	(2,008,252)	149,932,133
Equity	35,827,540	3,254,069	39,081,609
Net Shareholders’ Equity attributable to non-controlling interests			151,453
Net Shareholders´ Equity attributable to the owners of the Parent Company			38,930,156

Item	Balances as of 06/30/2017
According to previous Central Bank Standards	35,827,540
Adjustments and Reclassifications:
Debt securities and investment in equity instruments	152,662
Loans and other financing	(310,945)
Property, plant and equipment and investment property	4,566,397

15

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Item	Balances as of 06/30/2017
Adjustments and Reclassifications (contd.):
Deferred income tax assets and liabilities	(1,097,486)
Other non-financial assets	69,746
Corporate bonds	59,698
Other non-financial liabilities	(318,622)
Other adjustments	(18,834)
Non-controlling interest	151,453
Total adjustments and reclassifications	3,254,069
Net Shareholders equity according to Central Bank Communiqué “A” 6114	39,081,609
Net Shareholders´ Equity attributable to the owners of the Parent Company	38,930,156
Net Shareholders’ Equity attributable to non-controlling interests	151,453

•	Reconciliation of consolidated income and other comprehensive income for the six-month and three-month periods ended June 30, 2017,

Reconciliation of income for the six-month period as of 06/30/2017	Net income for the period	Other comprehensive income	Comprehensive Income
According to previous Central Bank Standards	3,779,312
Interest income	(26,447)
Commisions income	28,752
Interest expense	28,138
Other operating expenses	(49,154)
Reclasifications of Issuance cost of shares	234,545
Income Tax	223,906
Foreign currency translation differences		36,267
Loss from financial instruments at fair value through OCI		(13,827)
Other adjustment	46,830
Total adjustments and reclassifications	486,570	22,440
Balance according to Central BankCommuniqué “A” 6114	4,265,882	22,440	4,288,322
Attributable to parent company	4,228,757	22,921	4,251,678
Attributable to non-controlling interests	37,125	(481)	36,644

Reconciliation of income for the three-month period as of 06/30/2017	Net income for the period	Other comprehensive income	Comprehensive Income
According to previous Central Bank Standards	2,015,267
Interest income	(38,209)
Commissions income	(2,769)
Interest expense	34,548
Other operating expenses	(41,273)
Reclasifications of Issuance cost of shares	234,545
Income Tax	120,987
Foreign currency translation differences		58,793
Loss from financial instruments at fair value through OCI		(10,889)
Other adjustment	(79,826)
Total adjustments and reclassifications	228,003	47,904
Balance according to Central BankCommuniqué “A” 6114	2,243,270	47,904	2,291,174
Attributable to parent company	2,223,509	48,040	2,271,549
Attributable to non-controlling interests	19,761	(136)	19,625

16

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

New pronouncements

Pursuant to Communiqué “A” 6114 of the Central Bank, as new IFRS are approved and existing IFRS are amended or revoked and, once these changes are approved through Notices of Approval issued by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCA for its Spanish acronym), the Central Bank shall issue a statement on the approval thereof for financial entities. Generally, financial entities shall not apply any IFRS in advance, except specifically authorized at the time of the approval thereof. In this case, the Bank shall adopt the following standards:

•	IFRS 16 “Leases”: such standard eliminates the dual accounting method for lessees that distinguishes between finance leases recognized within the Financial statements and operating leases for which future lease payments are not required to be recognized, Instead, it develops a single model, within the balance sheet, which is similar to the present finance lease, As to lessor, the standard maintains the present practice –i,e,, lessors keep on classifying leases as finance and operating leases.

•	IFRIC 12 “Uncertainty over income tax treatments”. This interpretation clarifies how to apply the recongnition and measurement requirements in IAS 12 “Income tax” when there is uncertainty over income tax treatments.

These standards are applicable to fiscal years beginning as of January 1, 2019. The Bank does not expect the above described standards to have a material impact on the consolidated Financial Statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. Although these transactions are not recognized in the balance sheet, since they imply a possible obligation or liability for the Bank, they expose the Bank to additional credit risk to those recognized in the balance sheet and are, therefore, an integral part of the total risk of the Bank.

As of June 30, 2018 and December 31, 2017 and 2016, the Bank maintains the following contingent transactions:

	06/30/2018	12/31/2017	12/31/2016

Overdraft and unused agreed credits	839,311	255,710	191,007
Guarantees granted	697,621	253,350	287,497
Liabilities for foreign trade transactions	203,399	90,274	163,308
	1,740,331	599,334	641,812

Risks related to the contingent transactions described above have been evaluated and are controlled within the framework of the Bank’s credit risk policy described in Note 41 to the condensed consolidated interim Financial Statemetns as of March 31, 2018, already issued.

5.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or most advantageous market) duly informed and willing to transact in an orderly and current transaction, at the measurement date in the current market conditions whether the price is directly observable or estimated using a valuation technique under the assumption that the Bank is an ongoing business.

When a financial instrument is quoted in a liquid and active market, its price in the market in a real transaction provides the most reliable evidence of its fair value, Nevertheless, when there is no quoted price in the market or it cannot be an evidence of the fair value of such instrument, in order to determine such fair value, the entities may use the market value of another instrument with similar characteristics, the analysis of discounted cash flows or other applicable techniques, which shall be significantly affected by the assumptions used.

Notwithstanding the above, the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments, any technique to perform such estimate implies certain inherent fragility level, In conclusion, the fair value may not be indicative of the net realizable value or settlement value.

17

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets for identical assets or liabilities.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly in the markets.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

Description	Financial assets and finacial liabilities measured at fair value on a recurring basis as of June 30, 2018
	Total	Level 1	Level 2	Level 3

Financial assets

At fair value through profit or loss
Debt Securities at fair value through profit or loss	1,339,702	878,223	308,436	153,043
Derivative Financial Instruments	42,981	8,059	34,922
Other financial assets	226,540	164,334		62,206
Financial Assets delivered as guarantee	72,585		72,585
Investments in Equity Instruments	50,009	7,107		42,902

At fair value through OCI
Other debt securities	39,353,988	39,353,988
Financial Assets delivered as guarantee	1,961,931	1,961,931

Total	43,047,736	42,373,642	415,943	258,151
Financial liabilities

At fair value through profit or loss
Derivative Financial Instruments	34,151	3,650	30,501
Total	34,151	3,650	30,501

Description	Financial assets and finacial liabilities measured at fair value on a recurring basis as of December 31, 2017
	Total	Level 1	Level 2	Level 3

Financial assets

At fair value through profit or loss
Debt Securities at fair value through profit or loss	1,086,028	422,868	627,319	35,841
Derivative Financial Instruments	8,228	800	7,428
Other financial assets	483,246	321,495		161,751
Financial Assets delivered as guarantee	4,308		4,308
Investments in Equity Instruments	282,659	246,885		35,774
At fair value through OCI
Other financial assets
Other debt securities	33,766,052	33,590,407	175,645
Financial assets delivered as guarantee	2,989,411	2,989,411
Investment in Equity instruments

Total	38,619,932	37,571,866	814,700	233,366

Financial liabilities

At fair value through profit or loss
Liabilities at fair value through income or loss	6,450	6,450
Derivatives financial liabilities	23,107	7,169	15,938

Total	29,557	13,619	15,938

18

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Description of valuation process

The fair value of instruments categorized as Level 1 was assessed by using quoted prices effective at the end of each reporting period or fiscal year, as applicable, in active markets for identical assets or liabilities, if representative. At present, for government and private securities, there are two principal markets in which the Bank operates, to wit: BYMA and MAE. Additionally, in the case of derivatives, both MAE and Mercado a Término de Rosario SA (ROFEX) are deemed active markets.

On the other hand, for certain assets and liabilities that do not have an active market, categorized as Level 2, the Bank used valuation techniques that included the use of market transactions performed under mutual independent terms and conditions, between interested and duly informed parties, provided there are any available, as well as references to the current fair value of other instrument being substantially similar, or otherwise the analysis of cash flows discounted at rates built from market information of similar instruments.

In addition, certain assets and liabilities included in this categorization were valued using identical price quotes of identical instruments in “less active markets”.

Finally, the Bank has categorized as level 3 those assets and liabilities for which there are no identical or similar transactions in the market. In order to determine the market value of these instruments, the Bank used valuation techniques based on its own assumptions, which are similar to those that would be used by any other market participant. For this approach, the Bank mainly used the cash flow discount model.

As of June 30, 2018, December 31, 2017 and 2016, the Bank has neither changed the techniques nor the assumptions used to estimate the fair value of the financial instruments.

Below is presented the reconciliation between the balances at the beginning and the end of the period of the financial assets and liabilities recognized at fair value, using the valuation techniques based on the Bank’s own assumptions, as of June 30, 2018 and December 31, 2017:

	Fair values using valuation techniques based on the Bank’s own assumptions (level 3) June 30, 2018
Description	Debt Securities	Other Financial Assets	Investments in Equity Instruments
Balance at the beginning	35,841	161,751	35,774
Transfers to Level 3
Transfers from Level 3
Profit and Loss	(16,497)	(28,208)	7,128
Purchases, sales, issuance and settlement	133,699	(71,337)
Balance at end of period	153,043	62,206	42,902

	Fair values using valuation techniques based on the Bank’s own assumptions (level 3) December 31, 2017
Description	Debt Securities	Other Financial Assets	Investments in Equity Instruments
Balance at the beginning	45,834		15,668
Transfers to Level 3
Transfers from Level 3
Profit and Loss	5,661		20,421
Purchases, sales, issuance and settlement	(15,654)	161,751	(315)
Balance at end of year	35,841	161,751	35,774

19

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Instruments measured as level 3, include mainly debt securities and certificate of participation in financial trust, for which, the construction of fair values was obtained based on the Bank’s own assumptions that are not easily observable in the market. The most significant assumption was the placement cutoff rate of such instruments in the market at the end of the period, used to determine the actual value of cash flows.

Any increase (decrease) in these assumptions, considered separately, would derive in a higher or lower fair value.

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy, as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

As of June 30, 2018, December 31, 2017 and 2016, the Bank has not recognized any transfers between levels 1, 2 and 3 of the fair value hierarchy.

Financial assets and liabilities not recognized at fair value

Next follows a description the methods and assumptions used to determine the fair values of financial instruments no recognized at their fair value in the accompanying Financial Statements:

-	Assets with fair value similar to the carrying amount: financial assets and liabilities that are liquid or have short-term maturities (less than three months) were deemed to have a fair value similar to the carrying amount.

-	Fixed-rate financial instruments: The fair value of financial assets was recognized discounting future cash flows at current market rates, for each fiscal year, for financial instruments of similar characteristics. The estimated fair value of fixed-interest rate deposits was assessed discounting future cash flows by using market interest rates for deposits with similar maturities to those of the Bank’s portfolio.

Quoted assets and issued quoted liabilities the fair value was determined based on market prices.

-	Other financial instruments: financial assets and liabilities that are liquid or have short-term maturities were deemed to have a fair value similar to the carrying amount. This assumption also applies to deposits in savings accounts, checking accounts and others.

The following table shows a comparison between the fair value and the carrying amount of financial instruments not measured at fair value as of June 30, 2018 and December 31, 2017 and 2016:

	06/30/2018
	Carrying Amount	Level 1	Level 2	Level 3	Fair Value
Financial Assets
Cash and deposits in Banks	50,309,607	50,309,607			50,309,607
Repo transactions	156,158	156,158			156,158
Other financial assets	2,288,839	2,288,839			2,288,839
Loans and other financing	155,620,519		166,204	144,656,424	144,822,628
Other debt securities	3,808,656	116,506	3,375,965	291,658	3,784,129
Financial assets delivered as guarantee	5,442,566	5,442,566			5,442,566
	217,626,345	58,313,676	3,542,169	144,948,082	206,803,927
Financial Liabilities
Deposits	179,473,237	90,433,417	89,119,285		179,552,702
Other repo transactions	1,829,233	1,829,233			1,829,233
Other financial liabilities	11,195,051	9,577,911	1,619,280		11,197,191
Financing received from the Central Bank and other financial entities	1,828,974	1,176,005	627,365		1,803,370
Issued corporate bonds	8,125,300		7,666,548		7,666,548
Subordinated corporate bonds	11,646,217		10,829,371		10,829,371
	214,098,012	103,016,566	109,861,849		212,878,415

20

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

	12/31/2017
	Carrying Amount	Level 1	Level 2	Level 3	Fair Value
Financial Assets
Cash and deposits in Banks	35,561,574	35,561,574			35,561,574
Repo transactions	1,419,808	1,419,808			1,419,808
Other financial assets	1,789,433	1,789,433			1,789,433
Loans and other financing	132,658,674		485,347	129,472,430	129,957,777
Other debt securities	937,713	944,876		7,916	952,792
Financial assets delivered as guarantee	4,644,633	4,644,633			4,644,633
	177,011,835	44,360,324	485,347	129,480,346	174,326,017
Financial Liabilities
Deposits	144,129,177	77,959,810	66,265,387		144,225,197
Other repo transactions	2,688,093	2,688,093			2,688,093
Other financial liabilities	10,561,203	9,175,314	1,391,699		10,567,013
Financing received from the Central Bank and other financial entities	1,174,111		1,176,397		1,176,397
Issued corporate bonds	4,712,216		4,432,977		4,432,977
Subordinated corporate bonds	7,565,759		7,710,790		7,710,790
	170,830,559	89,823,217	80,977,250		170,800,467

	12/31/2016
	Carrying Amount	Level 1	Level 2	Level 3	Fair Value
Financial Assets
Cash and deposits in Banks	35,986,159	35,986,159			35,986,159
Repo transactions	19,124	19,124			19,124
Other financial assets	941,219	941,219			941,219
Loans and other financing	88,390,646		481,628	87,807,196	88,288,824
Other debt securities	855,832	843,708	3,223	11,677	858,608
Financial assets delivered as guarantee	2,489,665	2,489,665			2,489,665
	128,682,645	40,279,875	484,851	87,818,873	128,583,599
Financial Liabilities
Deposits	111,862,805	58,773,034	53,175,424		111,948,458
Other repo transactions	1,095,634	1,095,634			1,095,634
Other financial liabilities	6,341,674	5,192,168	1,152,196		6,344,364
Financing received from the Central Bank and other financial entities	260,458		259,775		259,775
Issued corporate bonds	1,684,636		1,622,802		1,622,802
Subordinated corporate bonds	6,376,537		5,994,056		5,994,056
	127,621,744	65,060,836	62,204,253		127,265,089

6.	INVESTMENTS IN ASSOCIATES AND JOINT ARRANGEMENTS

6.1	Associated entities

The Bank holds investments in the Macro Warrants SA. The existence of significant influence is evidenced by the representation the Bank has in the Board of Directors of the associate. In order to measure this investment, we used accounting information of Macro Warrants SA as of March 31, 2018. Additionally, the Bank has considered, when applicable, the material transactions or events occurring between March 31, 2018 and June 30, 2018.

21

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

The following table presents the summarized financial information on the Bank’s investment in the Associated:

•	Macro Warrant SA

Summarized Balance sheet	06/30/2018	12/31/2017	12/31/2016
Total Assets	18,994	19,798	17,110
Total Liabilities	4,784	3,265	3,424
Net Shareholders’ Equity	14,210	16,533	13,686
Proportional Interest in the entity	5%	5%	5%
Carrying Amount of Investment	711	827	684

As of June 30, 2018, the investment in Prisma Medios de Pagos SA was reclassificated as non-current assets held for sale (see Note 8). The following table presents summarized financial information on the Bank´s investments as of December 31, 2017 and 2016:

Summarized Balance sheet	31/12/2017	31/12/2016
Total Assets	14,366,838	9,703,861
Total Liabilities	12,492,991	8,815,774
Net Shareholders’ Equity	1,873,847	888,087
Proportional Interest in the entity	7,61%	7,61%
Carrying Amount of Investment	142,600	67,583

6.2	Joint Ventures in which the Bank participates

The Bank participates in the following joint ventures, instrumented through Uniones Transitorias de Empresas (UTE):

a)	Banco Macro SA – Siemens Itron Business Services SA: on April 7, 1998, the Bank executed an agreement with Siemens Itron Services SA to organize an UTE controlled on a joint basis through a 50% interest, the purpose of which is to facilitate a data processing center for the tax administration, to modernize the systems and tax collection processes of the Province of Salta and manage and recover municipal taxes and fees.

b)	Banco Macro SA – Gestiva SA: on May 4, 2010 and August 15, 2012, the Bank executed with Gestiva SA the UTE agreement to form “Banco Macro SA – Gestiva SA – Unión Transitoria de Empresas”, under joint control, the purpose of which relates to rendering the integral processing and management services of the tax system of the Province of Misiones, the management thereof and tax collection services. The Bank holds a 5% interest in this UTE.

On June 27, 2018, the Bank, the Ute and the tax authority of Misiones provincial government, entered into an agreement of “termination by mutual agreement” of the adaptation agreement, without implying or modyfing the Bank´s rights and obligations as a financial agent of the province for the services rendered established in the agreement.

•	UTE WORDLINE

Summarized Balance sheet	06/30/2018	12/31/2017	12/31/2016
Total Assets	218,707	195,826	133,188
Total Liabilities	37,918	54,646	30,362
Net Shareholders’ Equity	180,789	141,180	102,826
Proportional interest in the entity	50%	50%	50%
Carrying Amount of Investment	90,395	70,590	51,413

•	Gestiva SA

Summarized Balance sheet	06/30/2018	12/31/2017	12/31/2016
Total Assets	153,459	116,885	107,376
Total Liabilities	19,677	18,319	15,616
Net Shareholders’ Equity	133,782	98,566	91,760
Proportional interest in the entity	5%	5%	5%
Carrying Amount of Investment	6,689	4,928	4,588

22

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

7.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of a parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the Senior Management member of the Risk Management Committee, Asset and Liability Committee and the Senior Credit Committee.

As of June 30, 2018 and December 31, 2017 and 2016, there is a total amount of 762,866, 363,543 and 305,417, respectively, as unpaid financial assistance granted by the Bank to its associates and related parties and deposits of its associates and related parties of 2,506,971, 2,796,027 and 2,337,840, respectively:

	Subsidiaries(1)		Associates and other related parties
	Maximum balances as of 06/30/2018	Balance as of 06/30/2018	Maximum balances as of 06/30/2018	Balance as of 06/30/2018
Documents			408,676	397,657
Overdraft			35,395	29,734
Credit cards	567	377	48,791	43,809
Leases	6,309	6,309	1,851	1,751
Personal loans			845	440
Mortgage loans			45,489	45,445
Other loans	1,952,244	901,973	197,843	195,379
Guarantees granted			46,895	48,651
Total assistance	1,959,120	908,659	785,785	762,866
Deposits		345,317	2,506,971

	Subsidiaries(1)		Associates and other related parties
	Maximum balances as of 12/31/2017	Balance as of 12/31/2017	Maximum balances as of 12/31/2017	Balance as of 12/31/2017
Documents			147,763	147,733
Overdraft			25,301	7,831
Credit cards	397	389	35,203	35,203
Leases	6,973	6,973	2,204	2,157
Personal loans			786	785
Mortgage loans			14,015	13,968
Other loans	1,202,336	952,148	390,893	140,449
Guarantees granted	443	443	15,462	15,417
Total assistance	1,210,149	959,953	631,627	363,543
Deposits		108,606		2,796,027

	Subsidiaries(1)		Associates and other related parties
	Maximum balances as of 12/31/2016	Balance as of 12/31/2016	Maximum balances as of 12/31/2016	Balance as of 12/31/2016
Documents			103,927	103,336
Overdraft			17,804	7,459
Credit cards	191	191	22,057	19,573
Leases	8,036	8,036	1,189	1,168

23

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

	Subsidiaries(1)		Associates and other related parties
	Maximum balances as of 12/31/2016	Balance as of 12/31/2016	Maximum balances as of 12/31/2016	Balance as of 12/31/2016
Personal loans			1,388	1,362
Mortgage loans			10,862	10,858
Other loans	300,187		475,957	161,287
Guarantees granted	885	885	374	374
Total assistance	309,299	9,112	633,558	305,417
Deposits		134,911		2,337,840

(1)	These transactions are eliminated during the consolidation process,

Transactions generated by the Bank with its subsidiaries and other related parties to it for transactions arranged within the scope of the usual and ordinary course of business, were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

As of June 30, 2018, December 31, 2017 and 2016, the income from loan transactions totaled 16,100, 54,157 and 12,617, respectively, while expense generated from deposit transactions totaled 62,489, 163,814 and 141,184, respectively.

The Bank does not have loans granted to Directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of June 30, 2018 and December 31, 2017 and 2016, totaled 52,123, 79,905 and 41,592 respectively.

In addition, fees received by the Directors as of June 30, 2018 and December 31, 2017 and 2016 amounted to 315,616, 468,623 and 243,704 respectively.

Additionally, the composition of the Board of Directors and key management personnel is as follows:

	06/30/2018	12/31/2017	12/31/2016
Board of Directors	24	22	21
SeniorManagement members of the key management personnel	15	14	14
	39	36	35

8.	NON-CURRENT ASSETS HELD FOR SALE

On June 30, 2018 the Bank recorded as non-current assets held for sale, its investment in Prisma Medios de Pago SA for an amount of 104,249, as the Bank intends to transfer all shares within a year. Therefore the investment was valued according with IFRS 5 “Non-current assets held for sale and discontinued operations”, at the lowest of its carrying amount and the best estimation of the fair value less costs until its sale.

9.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which in case it occurs, would originate a loss for the Bank.

Exhibit J “Changes in Provisions” presents the changes in provisions during the six-month period ended June 30, 2018.

24

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

The expected terms to settle these obligations are as follows:

	06/30/2018
	Within 12 months	Beyond 12 months	06/30/2018	12/31/2017	12/31/2016

For administrative, disciplinary and criminal penalties		718	718	718	9,110
Others	371,613	412,243	783,856	694,201	325,897

	371,613	412,961	784,574	694,919	335,007

In the opinion of the Management of the Bank and its legal advisors, there are no other significant effects than those disclosed in the accompanying Financial Statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

10.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of the balance of financial asset and liabilities the Bank expects to recover and settle as of June 30, 2018 and December 31, 2017 and 2016:

06/30/2018	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in Banks	50,309,607
Debt securities at fair value through profit or loss	5,104	292,516	1,042,082
Derivative instruments		42,981
Repo transactions		156,158
Other financial assets	1,107,370	1,357,466	50,543
Loans and other financing	1,049,649	89,644,497	64,926,373
Other debt securities		39,204,868	3,957,776
Financial assets delivered as guarantee	5,439,431	2,037,651
Investment in equity instruments	50,009
Total Assets	57,961,170	132,736,137	69,976,774
Liabilities
Deposits	92,321,452	86,987,419	164,366
Derivative instruments		34,151
Repo transactions		1,829,233
Other financial liabilities		11,041,096	153,955
Financing received from Central Bank and other financial entities		1,629,153	199,821
Issued Corporate bonds		307,910	7,817,390
Subordinated corporate bonds		101,537	11,544,680
Total Liabilities	92,321,452	101,930,499	19,880,212

12/31/2017	Without due date	Total up to12 months	Total over 12 months
Assets
Cash and deposits in Banks	35,561,574
Debt securities at fair value through profit or loss		138,068	947,960
Derivative instruments		8,228
Repo transactions		1,419,808
Other financial assets		1,269,085	1,003,594
Loans and other financing		73,767,208	58,891,466
Other debt securities		34,704,765
Financial assets delivered as guarantee	4,644,633	2,993,719
Investment in equity instruments	282,659
Total Assets	40,488,866	114,300,881	60,843,020

25

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

12/31/2017	Without due date	Total up to12 months	Total over 12 months
Liabilities
Deposits	74,499,451	69,068,373	561,346
Liabilities at fair value to profit or loss		6,450
Derivative instruments		23,107
Repo transactions		2,688,093
Other financial liabilities		10,372,665	188,538
Financing received from Central Bank and other financial entities		1,087,979	86,132
Issued Corporate bonds		118,356	4,593,860
Subordinated corporate bonds		80,004	7,485,755
Total Liabilities	74,499,451	83,445,027	12,915,631

12/31/2016	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in Banks	35,986,159
Debt securities at fair value through profit or loss		42,269	290,212
Derivative instruments		9,721
Repo transactions		19,124
Other financial assets		1,098,092	7,421
Loans and other financing		53,059,987	35,330,659
Other debt securities		20,395,499
Financial assets delivered as guarantee	2,489,700	1,200,994
Investment in equity instruments	406,868
Total Assets	38,882,727	75,825,686	35,628,292
Liabilities
Deposits	50,613,570	60,941,747	307,488
Repo transactions		1,095,634
Other financial liabilities		6,227,348	114,326
Financing received from Central Bank and other financial entities		193,845	66,613
Issued Corporate bonds		1,684,636
Subordinated corporate bonds		67,429	6,309,108
Total Liabilities	50,613,570	70,210,639	6,797,535

11.	DISCLOSURES BY OPERATING SEGMENT

For management purposes the Bank’s Management has determined that it has only one operating segment related to banking business. In this sense, the Bank supervises the operating segment results for the period, in order to make decisions about resources to be allocated to the segment and assess its performance, which is measured in a consistent basis with the profit or loss in the financial statements.

12.	INCOME TAX

The main items of income tax expense in the condensed consolidated interim Financial Statements are as follows:

	06/30/2018		06/30/2017
	Accumulated from beggining year up to 06/30/2018	Quarter ended 06/30/2018	Accumulated from beggining year up to 06/30/2017	Quarter ended 06/30/2017
Current income tax expense	3,200,398	1,431,044	2,511,566	1,290,979
Gain for deferred income tax	(304,819)	(160,278)	(222,460)	(98,101)
Income tax expense recorded in the statement of income	2,895,579	1,270,766	2,289,106	1,192,878
Income tax gain recorded in other comprehensive income	(26,651)	(10,071)	(1,292)	(5,844)
	2,868,928	1,260,695	2,287,814	1,187,034

26

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

13.	COMMISSIONS INCOME

	06/30/2018		06/30/2017
Description	Accumulated from beggining year up to 06/30/2018	Quarter ended 06/30/2018	Accumulated from beggining year up to 06/30/2017	Quarter ended 06/30/2017
Performance obligations satisfied in one act (1)	3,941,446	2,110,785	3,076,762	1,557,039
Performance obligations satisfied over certain time period	10,225	5,387	7,982	102,659
	3,951,671	2,116,172	3,084,744	1,659,698

(1)	Includes mainly account maintenance fees, agreements and credit card commissions.

14.	DIFFERENCE IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

	06/30/2018		06/30/2017
Description	Accumulated from beggining year up to 06/30/2018	Quarter ended 06/30/2018	Accumulated from beggining year up to 06/30/2017	Quarter ended 06/30/2017
Translation of foreign currency assets and liabilities to pesos	(1,315,530)	(1,336,523)	339,013	270,211
Income from foreign currency Exchange	453,842	324,243	208,308	95,042
	(861,688)	(1,012,280)	547,321	365,253

15.	OTHER OPERATING INCOME

	06/30/2018		06/30/2017
Description	Accumulated from beggining year up to 06/30/2018	Quarter ended 06/30/2018	Accumulated from beggining year up to 06/30/2017	Quarter ended 06/30/2017
Services	2,108,343	1,095,438	1,759,784	836,742
Sale of investment property and other non-financial assets	137,123	27,202	10,313	10,313
Adjustments and interest from other receivables	80,095	40,181	26,373	15,793
Initial recognition of loans	56,530	33,750
Sale of property, plant and equipment	1,450	731	1,388	821
Other	296,203	178,411	333,702	204,508
	2,679,744	1,375,713	2,131,560	1,068,177

16.	EMPLOYEE BENEFITS

	06/30/2018		06/30/2017
Description	Accumulated from beggining year up to 06/30/2018	Quarter ended 06/30/2018	Accumulated from beggining year up to 06/30/2017	Quarter ended 06/30/2017
Remunerations	3,354,242	1,838,841	2,737,092	1,432,657
Social Security Contributions	657,121	364,336	530,168	270,824
Compensations and bonuses to employees	343,392	184,926	211,276	100,235
Employee services	106,078	54,984	102,931	57,336
	4,460,833	2,443,087	3,581,467	1,861,052

27

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

17.	ADMINISTRATION EXPENSES

	06/30/2018		06/30/2017
Description	Accumulated from beggining year up to 06/30/2018	Quarter ended 06/30/2018	Accumulated from beggining year up to 06/30/2017	Quarter ended 06/30/2017
Taxes	449,841	223,653	339,340	177,588
Maintenance, conservation and repair expenses	374,072	207,801	254,223	132,389
Security services	314,847	167,550	244,188	122,237
Fees to Directors and Syndics	309,878	147,389	185,266	98,542
Electricity and communications	237,298	121,874	165,032	83,897
Other fees	229,507	124,424	160,039	84,429
Leases	137,875	73,696	105,564	53,664
Advertising and publicity	87,564	55,312	81,841	38,356
Representation, travel and transportation expenses	53,260	30,423	36,979	20,067
Stationary and office supplies	26,127	13,251	20,929	10,670
Insurance	24,014	13,328	23,473	12,526
Hired administrative services	8,043	4,527	8,473	2,599
Other	699,208	366,296	488,604	263,524
	2,951,534	1,549,524	2,113,951	1,100,488

18.	OTHER OPERATING EXPENSES

	06/30/2018		06/30/2017
Description	Accumulated from beggining year up to 06/30/2018	Quarter ended 06/30/2018	Accumulated from beggining year up to 06/30/2017	Quarter ended 06/30/2017

Gross turnover tax	2,465,221	1,309,284	1,586,261	815,229
Charges for other provisions	353,418	187,593	204,642	134,800
Deposits Guarantee Fund contributions	132,926	68,972	99,899	50,471
Donations	47,584	24,647	45,905	23,707
Insurance claims	22,080	11,688	13,001	8,052
Initial loan recognition			48,951	41,935
Other	1,325,519	715,401	997,989	513,646
	4,346,748	2,317,585	2,996,648	1,587,840

19.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The Statement of Cash Flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the Statement of Cash Flows the Bank adopted the indirect method for Operating Activities and the direct method for Investment Activities and Financing Activities.

The Bank considers as “Cash and cash equivalents” the item Cash and deposits in banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the Statement of Cash Flows the Bank considered the following:

-	Operating activities: are the normal revenue-producing activities of the Bank as well as other activities that cannot be qualified as investing or financing activities.

28

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

-	Investing activities: are the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: are activities that result in changes in the size and composition of the Shareholders equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the Statement of Cash Flows and the relevant accounting items of the Balance Sheet:

	06/30/2018	12/31/2017	06/30/2017	12/31/2016
Cash and deposits in banks	50,309,607	35,561,574	36,414,841	35,986,159
Debt securities at fair value		44		9,585
Other debt securities	38,037,240	5,548,056	17,214,527	16,074,409
Loans and other financing	144,308	93,871	82,992
	88,491,155	41,203,545	53,712,360	52,070,153

20.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of June 30, 2018, amounted to 669,663. Since December 31, 2014, the Bank’s capital stock has changed as follows:

As of December 31, 2014	594,563
Capital stock decrease as provided by Art, 67 of Law No, 26,831 (1)	(10,000)
Capital stock increase as approved by Shareholders´ Meeting held on April 28, 2017 (2)	85,100
As of June 30, 2018	669,663

(1)	Related to capital stock decrease resulting from the lapse of three years from acquisition from September through December 2011, involving 10,000,000 own registered Class B shares of common stock for a total amount of 92,919. These shares have not been sold and the shareholders’ meeting has issued no resolution as to the application thereof. On June 25, 2015, the capital stock decrease was registered in the Public Registry of Commerce.

(2)	Related to capital stock increase arising from (i) the issue of 74,000,000 new, common, registered, Class “B” shares with a face value of Ps. 1, each one entitled to one vote, and entitled to dividends under the same conditions as common, registered, Class “B” shares, outstanding upon issuance, formalized on June 19, 2017 and (ii) additionally, as established by the abovementioned Meeting, the international underwriters exercised the option to oversubscribed 15% of the capital stock which was formalized on July 13, 2017 through the issuance of 11,099,993 new, common, registered, Class “B” shares each one entitled to one vote and with a face value of Ps.1. On August 14, 2017, such capital increases were registered with the Public Registry of Commerce.

The public offering of the new shares was authorized by CNV Resolution No, 18,716 dated on May 24, 2017 and by the BCBA on May 26, 2017. As required by CNV regulations, it is advised that the funds arising from the public subscription of shares shall be used to finance its general business operations, to increase its borrowing capacity and leverage the potential acquisitions opportunities in the Argentine financial system.

Additionally, on August 8, 2018 the Board of Directors of Banco Macro SA, has established the terms and conditions for the acquisition of its own shares, in accordance with section 64 of Law 26,831 and CNV rules, under the following conditions:

(1)	Maximum amount to invest: up to 5,000,000

(2)	Maximum number of shares for own acquisition: up to 5% of the capital stock

(3)	Maximum price to pay for shares: up to Ps. 158 per share

29

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

(4)	Terms in which the acquisition will take place: 30 business days, beginning from the following day in which the information is published in the Bulletin of the Buenos Aires Stock Exchange, subject to renewal or extension of the term, which will be informed to investors.

As mention in the preceding paragraph, until the date of issuance of these condensed consolidated interim Financial Statements, the Bank has adquired 7,149,035 common shares Class B for a face value Ps.1 for an amount of 1,030,754.

21.	EARNINGS PER SHARE

Basic earnings per share were calculated by dividing net profit attributable to ordinary equity holders of the Bank by the weighted average number of ordinary shares outstanding during the period.

To determine the weighted average number of ordinary shares outstanding during the period the Bank used the number of ordinary shares outstanding at the beginning of the period adjusted, if applicable, by the number of ordinary shares bought back or issued during the period multiplied by the number of days that the shares were outstanding in the period, Note 19 provides a detail of the changes in the Bank’s capital stock.

The calculation of basic earnings per share is disclosed in the table of Earnings per share included in the condensed consolidated interim Statement of Income.

Dividends paid and proposed

Cash dividends paid during the fiscal years 2017 and 2016 to the shareholders of the Bank amount to 701,476 and 596,254, respectively, which considering the number of shares outstanding to the date of effective payment represented 1.20 and 1.10 pesos per share, respectively.

The Shareholders’ Meeting held on April 27, 2018 resolved to distribute cash dividends for 3,348,315, which considering the number of shares outstanding at the date of such resolution, represented 5 pesos per share. These cash dividends were paid on May 15, 2018.

22.	DEPOSIT GUARANTEE INSURANCE

Law No. 24485 and Decree No. 540/1995 created the Deposit Guarantee Insurance System, which was featured as a limited, compulsory and onerous system, aimed at covering the risks of bank deposits, as subsidiary and supplementary to the deposit privilege and protection system established under the Financial Entities Act. The above mentioned legislation also provided for the organization of Sedesa with the exclusive purpose of managing the Deposit Guarantee Fund (DGF). Sedesa was organized in August 1995.

Banco Macro SA holds an 8.4020% interest in the capital stock of Sedesa according to the percentages disclosed by Central Bank Communiqué “B” 11681 on March 20, 2018.

According to the above mentioned law and decree, all deposits in pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, fixed-term deposits or other forms of deposit that the Central Bank may determine from time to time shall be subject to the above described Deposit Guaratee Insurance System, up to the amount of 450 and that meet the requirements provided for in the Decree 540/1995 and other requirements that the regulatory Authority may from time to time determine. On the other hand, the Central Bank provided for the exclusion of the guarantee system, among others, of any deposits made by other financial entities, deposits made by persons related to the Bank and security deposits.

30

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

23.	RESTRICTED ASSETS

As of June 30, 2018 and December 31, 2017, the followings Bank´s assets are restricted:

Item	06/30/2018	12/31/2017
Debt securities at fair value through profit or loss and other debt securities
• Central Bank of Argentina Internal Bills in pesos, maturity 09-19-2018 as of June 30, 2018 and maturing 02-21-2018 as of December 31, 2017, for the performance of forward foreign currency transactions.	156,990	53,059
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 used as security in favor of Sedesa (1).	121,368	117,454
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 securing the regional economies Competitiveness Program – BID loan No. 3174/OC-AR.	86,851	98,541
• Central Bank of Argentina Internal Bills in pesos, maturing 09-19-2018 as of June 30, 2018 and maturity 02-21-2018 as of December 31, 2017, securing the operation through negotiation secured transaction Segment as the main counterparty of the MAE.	50,407	9,647
Discount bonds in pesos regulated by Argentinian legislation, maturing 2033, for minimum counterpart required for Agents to act in the new categories contemplated under Resolution No. 622/13 of the CNV.	11,580	13,139
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 securing a BID loan of Province of San Juan No. 2763/OC-AR.	7,817	8,869
• Discount bonds in pesos regulated by Argentinian legislation, maturing 2033 securing the sectorial Credit Program of the Province of San Juan, Production investment financing fund.	7,672	8,704
• Secured bonds under Presidential Decree No, 1579/2002 as security for a loan received from Banco de Inversión y Comercio Exterior SA (Bice).		4,270
• Other public and private securities.	26,309	26,490
Subtotal debt securities at fair value through profit or loss and other debt securities	468,994	340,173

Other financial assets
• Sundry debtors – foreclosure within the scope of the claim filed by the DGR against the City of Buenos Aires for differences on gross turnover tax. Subtotal Other financial assets	827	827
	827	827
Loans and other financing – non financial private sector and foreign residents
• Interests derived from contributions made as protector (2)	113,998	113,998
Subtotal loans and other financing – non-financial private sector and foreign residents	113,998	110,848

Financial assets delivered as a guarantee
• Special guarantee checking accounts opened in Central Bank for transactions related to the electronic clearing houses and similar entities.	4,821,479	4,005,730
• Forward purchase for repo transactions.	2,034,516	2,993,719
• Guarantee deposits related to credit and debit card transactions.	605,485	623,491
• Other guarantee deposits.	15,602	15,412
Subtotal Financial assets delivered as a guarantee	7,477,082	7,638,352
Other non financial assets
• Real property related to a call option sold.	115,888	222,023
Subtotal Other non-financial assets	115,888	222,023
Total	8,176,789	8,312,223

31

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to Sedesa the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)	In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made. The same correspond to the following risk funds: Risk fund of Garantizar SGR, Risk fund of Los Grobo SGR and Risk fund of Avaluar SGR as of June 30, 2018 and December 31, 2017.

Additionally, as of December 31, 2016, the amount of restricted assets was 4,191,090.

24.	TRUST ACTIVITIES

The Bank is related to several types of trusts. The different trust agreements according to the business purpose sought by the Bank, are disclosed below:

24.1.	Financial trusts for investment purposes

Debt securities include mainly prepayments towards the placement price of trust securities of the financial trusts under public offerings, made by the Bank through underwriting agreements (Consubond, Garbarino, Accicom, Secubono, Mila, Credicuotas Consumo, Credimas and Pvcred, Naldo Lombardi). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting.

As of June 30, 2018 and December 31, 2017 and 2016, debt securities and certificates of participation in financial trusts administrated by the Bank for investment purpose, total to 1,029,235, 1,011,828 and 730,672, respectively.

According to the latest accounting information available as of the date of issuance of these condensed consolidated interim Financial Statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

24.2.	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities for which collection is guaranteed by the cash flow resulting from such assets or group of assets. This way the funds that were originally used to finance the loans are obtained earlier.

As of June 30, 2018 and December 31, 2017 and 2016, considering the latest available accounting information as of the date of the accompanying condensed consolidated interim Financial Statements, the assets managed through Macro Fiducia SA (subsidiary) of this type of trusts amounted to 69,806, 116,697 and 59,128, respectively.

24.3.	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's noncompliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the Trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor.

32

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

As of June 30, 2018 and December 31, 2017 and 2016, considering the latest available accounting information as of the date of the accompanying condensed consolidated interim Financial Statements, the assets managed by the Bank amounted to 490,300, 328,268 and 451,569, respectively.

24.4.	Trusts in which the Bank acts as trustee (management)

The Bank, through its subsidiaries, performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee, Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets, In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements, The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

–	Guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

–	Promoting the production development of the private economic sector at a provincial level.

–	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of June 30, 2018 and December 31, 2017 and 2016, considering the latest available accounting information as of the accompanying condensed consolidated interim Financial Statements, the assets managed by the Bank amounted to 3,200,292, 2,200,840 and 2,117,959, respectively.

25.	COMPLIANCE WITH CNV STANDARDS

25.1	Compliance with CNV standards to act in the different agent categories defined by the CNV:

25.1.1	Operations of Banco Macro SA

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV General Resolution No, 622, the Bank is registered with this agency as agent for the custody of collective investment products of mutual funds (AC PIC FCI for their acronyms in Spanish language), comprehensive clearing and settlement agent and trading agent (ALyC and AN – comprehensive, for their acronyms in Spanish language), financial trustee Agent (FF for its acronym in Spanish language) and Guarantee Entity (in the process of being registered).

Additionally, the Bank’s shareholders’ equity exceeds the minimum amount required by this regulation, amounting to 32,000, as well as the minimum counterpart required of 11,000, which the Bank paid-in with government securities as described in Note 22 to the accompanying condensed consolidated interim Financial Statements.

25.1.2	Operations of Banco del Tucumán SA

Considering Banco del Tucumán SA’s current operations, and according to the different categories of agents established by CNV General Resolution No, 622, the Bank is registered with this agency under the following agent categories: mutual investment funds placement and distribution agent (ACyD FCI), financial trustee agent (FF) and clearing and settlement agent and trading agent (ALyC and AN – Individual).

Additionally, the shareholders’ equity of this Subsidiary exceeds the minimum amount required by this regulation, amounting to 3,500, as well as the minimum counterpart required of 1,750, which the subsidiary paid-in with government securities.

33

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

25.1.3	Operations of Macro Securities SA

Considering the current operations of this Subsidiary, and according to the provisions established by CNV effective as of the approval of the General Resolution No. 622/2013 issued by such agency, the Company is registered with this agency CNV under the following categories: clearing and settlement agent, trading agent, comprehensive trading agent and mutual investment funds placement and distribution agent (ALyC, AN, AN – comprehensive and ACyD FCI).

Additionally, the shareholders’ equity of this Company exceeds the minimum amount required by this regulation, amounting to 18,125 as well as the minimum counterpart required of 9,000, which the Company paid-in with mutual fund units or shares.

25.1.4	Operations of Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión SA

Considering the current operations of this Subsidiary and according to the provisions established by CNV effective as of the approval of the General Resolution No. 622/2013 issued by such agency, the Company is registered with the CNV as agent for the Administration of Collective Investment Products of Mutual Funds.

Additionally, the shareholders’ equity of this Company exceeds the minimum amount required by this regulation, amounting to 500 plus 100 per each additional Mutual Fund it administers, and the minimum countpart amounting to 1,100 and is paid-in with mutual fund units or shares.

25.1.5	Operations of Macro Fiducia SA

Considering the current operations of this Subsidiary, and according to the provisions established by CNV effective as of the approval of the General Resolution 622 issued by such agency, the Company is registered with the CNV as Financial Trustee agent and Non-Financial Trustee agent.

Additionally, the shareholders’ equity of this Company exceeds the minimum amount required by this regulation, amounting to 6,000, and the minimum countpart amounting to 3,000 and is paid-in with mutual fund units or shares.

25.2	Documents in custody

As a general policy, the Bank delivers for custody to third parties, the documentary support of its aged accounting and management operations, i.e. those whose date is prior to the last fiscal year-end, except for the Inventory Book, in which aging is deemed to include those with a date prior to the two fiscal years ended. In compliance with CNV General Resolution No. 629 requirements, the Bank has placed (i) the Inventory Books for fiscal years ended through December 31, 2015 included, and (ii) certain documentation supporting the economic transactions for fiscal years ended through December 31, 2017, included, under the custody of the following companies: AdeA Administradora de Archivos SA (warehouse located at Ruta 36, km 31.5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at Avenida Circunvalación Agustín Tosco with no number, Colectora Sur, between Puente San Carlos and Puente 60 blocks, Province of Córdoba and Avenida Luis Lagomarsino 1750, formerly Ruta 8 Km 51.200, Pilar, Province of Buenos Aires).

25.3	As depositary of Mutual Funds

As of June 30, 2018 Banco Macro SA, in its capacity as Depositary Company, holds in custody the shares in Mutual Funds subscribed by third parties and assets from the following mutual funds:

34

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Fund	Number of shares	Equity
Pionero Pesos	1,264,531,571	4,994,823
Pionero Renta Ahorro	1,524,811,495	11,329,957
Pionero F F	140,720,374	839,993
Pionero Renta	9,575,695	151,691
Pionero Acciones	21,260,560	415,217
Pionero Renta Plus	82,805,233	1,468,883
Pionero Empresas FCI Abierto PYMES	196,578,848	526,126
Pionero Pesos Plus	224,633,209	533,296
Pionero Renta Ahorro Plus	642,792,339	1,095,645
Pionero Renta Mixta I	119,555,896	164,496
Pionero Renta Mixta II	494,755,103	742,491
Pionero Renta Estratégico	422,791,472	421,901
Pionero Renta Capital	50,000	50
Pionero Argentina Bicentenario	50,000	50
Pionero Ahorro Dólares	276,964,256	8,319,382
Pionero Renta Global	50,000	1,443
Pionero Renta Fija Dólares	28,233,767	816,353
Argenfunds Renta Pesos	455,725,857	1,100,176
Argenfunds Renta Argentina	111,145,931	361,384
Argenfunds Ahorro Pesos	371,626,423	1,448,983
Argenfunds Renta Privada FCI	157,163,807	704,456
Argenfunds Abierto Pymes	98,771,168	85,691
Argenfunds Renta Total	1,041,548,885	1,915,919
Argenfunds Renta Flexible	446,637,628	658,134
Argenfunds Renta Dinámica	150,250,705	203,776
Argenfunds Renta Mixta	77,935,608	128,458
Argenfunds Renta Global	138,538,228	200,176
Argenfunds Renta Capital	7,234,449	215,120
Argenfunds Renta Balanceada	208,789,752	290,291
Argenfunds Renta Crecimiento	8,785,320	261,934

26.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for June 2018 are listed below, indicating the balances as of month-end of the related items:

Description	Banco Macro SA	Banco del Tucumán SA
Cash and deposits in banks
Amounts in Central Bank accounts	35,343,995	3,185,490
Other debt securities
Government securities computable for the minimum cash requierements	3,373,000
Financial assets delivered as guarantee
Special guarantee accounts with the Central bank	4,520,583	300,896
Total	43,237,578	3,486,386

35

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

27.	PENALTIES APPLIED TO THE FINANCIAL ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE CENTRAL BANK

The Central Bank Communiqué “A” 5689 requires banks to disclose in their financial statements certain information regarding summaries and sanctions received from certain regulatory authorities, regardless of the amounts involved and the final conclusions of each cause.

Next follows a description of the situation of Banco Macro SA and Banco del Tucumán SA as of June 30, 2018:

Banco Macro SA

Summary proceedings filed by the Central Bank

Criminal foreign exchange regime summary proceedings: No. 6545 dated 09/03/2015.

Reason: Alleged breach of article No, 1 subsections e) and f) of the CFEL and the Central Bank Communiqué “A” 5264, as amended and supplemented, for foreign exchange transactions with a customer without the documentation to support the genuineness of the transaction.

Proceeding filed against: Banco Macro SA and the officer responsible for Foreign Trade and Foreign Exchange (Susana Lerman, José Luis Vejo, Jorge Francisco Scarinci and Horacio Ricardo Javier Sistac, Carlos Daniel Gomez and Oscar Luis Romero).

Status: On 11/11/2015 Banco Macro SA and the individuals accused under the summary proceedings filed their defenses offering evidence and requesting their acquittal. Furthermore, through resolution dated 05/23/2016, the Central Bank decided to dismiss the motion to declare the criminal action no longer enforceable under the statute of limitations filed by Banco Macro SA and the above mentioned individuals. On 05/31/2016 the Bank filed a motion for annulment with a supplementary appeal. On 07/11/2016 the Central bank decided to dismiss such motion for annulment. Against such decision, the Bank filed a motion on 07/15/2016 reserving the right to re-edit the motion to declare the criminal action no longer enforceable under the statute of limitations before the relevant competent National Court of First Instance in Criminal Economic Matters under the situation provided for in section 9 of the CFEL. On 08/09/2016 the Bank filed its memorial due to the closing of the evidentiary stage and on 08/18/2016, filed a motion requesting the retroactive application of the more benign foreign exchange rule. On 04/12/2018 the Bank was served notice of the decision of the Central Bank which, based on the application of the more benign foreign exchange rule, declared its accusation against the individuals involved in the summary proceedings null and void and therefore ordered the closing of the proceedings.

Financial Summary proceedings: No. 1496 dated 02/24/2016.

Reason: deficiencies on the consolidated supervision exercised by the Bank regarding its subsidiaries, with non-compliance of internal controls.

Proceeding filed against: Banco Macro SA and the Members of the Board of Directors (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito and Emanuel Antonio Alvarez Agis).

Status: pending resolution before the Central Bank. On 04/07/2016, we filed the defenses and evidence. On 05/18/2016 we requested on behalf of the accused Delfin Jorge Ezequiel Carballo the resolution of the motion for lack of standing to be sued. To date this motion is still pending resolution.

Penalties imposed by the Central Bank

Financial Summary proceedings: No. 1380 dated 03/11/2013.

Reason: Alleged excess in the assets used for guarantee purposes which should have been used for related statutory operation ratios; failure to fulfill with the limitations of deposit increase, lack of veracity in book records, neglect to present the corresponding accounting disclosure of such excess and failures according to Central Bank’s requirements. Penalty amount: 2,000.

Proceeding filed against: former Banco Privado de Inversiones SA, Directors, Supervisory Committee and Corporate Services Manager (Alejandro Manuel Estrada, Raúl Fernandez, Alejandro Carlos Estrada, Eduardo Guillermo Castro, Jorge Norberto Cerrotta, Armando Rogelio Pomar, Carlos Soulé and Baruki Luis Alberto Gonzalez).

36

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Status: On 06/12/2015 the Central Bank passed Judgment No. 527, imposing fines to those responsible. On 06/25/2015 the fine was paid. On 07/10/2015 a direct appeal was filed against such resolution to CNACAF (Court of Appeals in Contentious Administrative Matters). On December 2015, the penalty amount was recovered by the Bank as a result of the guarantee provided by the sellers at the moment of acquisition of the shares of former BPI SA. On September 2015, the appeals were filed with Courtroom II, under case No. 48607/2015 of CNACAF. On 05/10/2016, Courtroom II decided to confirm the penalties imposed by the Central Bank. Upon such decision, the Bank filed an extraordinary appeal that was dismissed by the Courtroom II of the CNACAF on 08/02/2016, On 08/16/2016 a motion for reconsideration of dismissal of appeal was lodged on behalf of the Bank and of Mr. Carlos Soulé before the Argentine Supreme Court of Justice (CSJN) upon rejection of the federal extraordinary appeal, which is still pending to date.

Financial Summary proceedings: No. 1401 dated 08/14/2013.

Reason: alleged failure in financing to the non-financial public sector, for temporary overdrafts through checking accounts of the Municipality of Córdoba and Reconquista. Penalty amount: 2,400.

Proceeding filed against: Banco Macro SA and the members of the Board (Jorge Horacio Brito, Jorge Pablo Brito and Marcos Brito).

Status: On 03/02/2015 the Central Bank passed Resolution No. 183/15 imposing fines to the Bank, which were debited from the Bank´s account 00285 on 03/12/2015. On 03/30/2015 a direct appeal was filed with the CNACAF against such resolution. On April 2015 the appeal was presented at Courtroom IV of the CNACAF under No. 19,971/2015. On 06/23/2015 the Court informed the Central Bank about the appeal lodged by Banco Macro. On 07/13/2016 Courtroom IV of the CNACAF sustained the appeal filed by the Bank and annulled the decision imposing the fines to the Bank. The Central Bank filed an extraordinary appeal, which was answered by the Bank on 08/29/2016. On 09/06/2016 Courtroom IV of the CNACAF dismissed Central Bank’s extraordinary appeal. On 09/14/2016 the Central Bank lodged a motion for reconsideration of dismissal of the extraordinary appeal with the CSJN (Argentine Supreme Court of Justice), which is still pending resolution.

Penalties imposed by the Financial Information Unit (UIF)

File: No. 62/2009 dated 01/16/2009.

Reason: Purchase of foreign currency from April 2006 through August 2007. Penalty amount: 718.

Penalty imposed on: Banco Macro SA and those in charge of Anti-money laundering regulation compliance (Juan Pablo Brito Devoto and Luis Carlos Cerolini).

Status: The UIF passed Resolution No. 72/2011 on 06/09/2011, imposing fines to those responsible. An appeal was lodged with the CNACAF. On 10/31/2016 the Courtroom III decided the following: (i) on the one hand, as to the transactions carried out between 10/11/2006 and 08/22/2007, to declare that the punitive power of the UIF had expired at the time of the summary proceedings, rendering UIF`s Resolution 72/2011 invalid, (ii) on the other hand, as to the transactions performed from 03/05/2007 and from 04/17/2007 through 08/22/2007, to refer these proceedings again to the UIF for a new resolution readjusting the fines imposed on the Bank and Messrs. Juan Pablo Brito Devoto and Luis Carlos Cerolini. Upon such court order, both the UIF and the Bank lodged an extraordinary appeal. Such appeals were rejected by the Court on April 25, 2017. On May 10, 2017 both the Bank and the UIF filed a motion for reconsideration of dismissal of appeal before the Argentine Supreme Court which is still pending resolution.

File: No. 248/2014 (UIF Note Presidency 245/2013 11/26/2013) dated 07/30/2014.

Reason: Alleged deficiencies in preparing certain “Reports on suspicious transactions (ROS)” due to cases of infringement detected in certain customer files. Penalty amount: 330.

Penalty imposed on: Banco Macro SA, the members of the Board and those in charge of Anti-money laundering regulation compliance (Luis Carlos Cerolini – both as Compliance Officer and Director - and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Emanuel Antonio Alvarez Agis, Marcos Brito and Rafael Magnanini –as Directors of Banco Macro SA-).

Status: upon notice of the summary proceedings, on 05/08/2015 the Bank filed its defense, offering evidence and requesting its acquittal. On 12/26/2016 the UIF passed Resolution 164/16 imposing fines on those responsible and issuing a favorable decision on the plea of lack of locus standi lodged by Messrs. Carballo and Magnanini. On 01/30/2017 the Bank paid the fine imposed by the UIF, due to the the non-staying effect thereof. On 03/13/2017 a Direct Appeal was filed against such resolution, and the legal action it be decided at Room III of the CNACAF, entitled “Banco Macro SA et al vs, UIF on Criminal Code – Law 25246 – Decree 290/07 sect. 25” (Court File No. 13500/2017). This court file is pending resolution.

37

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Although the above described penalties do not involve material amounts, as of the date of issuance of the accompanying consolidated Financial Statements, the total amount of monetary penalties received, pending payment due to any appeal lodged by the Bank, amounts to 718 and was recognized according to the Central Bank’s Communiqués “A” 5689 and 5940, as amended and supplemented.

Additionally, there are pending summary proceedings before the CNV and the UIF, as described below:

File: No. 1480/2011 (CNV Resolution No. 17529) dated 09/26/2014.

Reason: Potential non-compliance with the obligation to inform a “Significant Event”.

Persons subject to summary proceedings: Banco Macro SA, the members of the Board, the regular members of the Supervisory Committee and the person/s responsible for Market Relations (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Daniel Hugo Violatti, Ladislao Szekely, Santiago Marcelo Maidana and Herman Fernando Aner).

Status: on 10/28/2014 the Bank and the persons involved filed their defenses offering evidence and requesting their acquittal. On 08/03/2015 the term to produce evidence was closed and on 08/19/2015 the defendants lodged their memorials. To the date hereof this action is still pending resolution.

File: 2577/2014 (CNV Resolution No. 18863) dated 07/20/2017.

Reason: potential non-compliance with de provisions of section 59 of Law 19550 and paragraph 1 of Chapter 6 Section 19 of Article IV of Chapter II of CNV Rules (Revised 2013, as amended) in force at the time of the issues under analysis.

Persons subject to summary proceedings: Banco Macro SA, in its capacity as Custody Agent of Collective Investment Products of Mutual Funds, regular Directors and regular members of the Supervisory Committee (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Federico Pastrana, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito, Emmanuel Antonio Alvarez Agis, Alejandro Almarza, Carlos Javier Piazza and Vivian Haydee Stenghele).

Status: on 07/28/2017 the Bank and the persons subject to these summary proceedings were given notice of this action and were given 10 business days to make the relevant filing. On August 11, 2017, the Bank filed its defense requesting the nullity of the accusation, the expiration of the time limit to file the administrative criminal actions and the lack of responsibility of the people subject to these summary proceedings for the acts subject matter of this action since such supervisory obligation is not in accordance with the role of the Custody Agent. On 12/06/2017 the court held the firs preliminary hearing and the summary proceedings turned to be under the analysis of the CNV, who shall decide whether it allows for the production of evidence or directly decides on the merits of the case.

File: No. 137/2015 (UIF Resolution No, 136/2017) dated 12/19/2017.

Reason: alleged breach to the contents of the Code of Procedure applicable to Anti-money Laundering and Terrorism Financing as Settlement and Clearing Agent at the time of an inspection of the CNV and to the Internal Audit Process referred to in its capacity as Settlement and Clearing Agent (UIF Resolution No. 229/2011, as amended).

Persons subject to summary proceedings: Banco Macro SA, members of the management body during the period subject-matter of these summary proceedings (Jorge Horacio Brito, Jorge Pablo Brito, Juan Pablo Brito Devoto, Constanza Brito, Marcos Brito, Delfín Jorge Ezequiel Carballo, Delfín Federico Ezequiel Carballo, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Emmanuel Antonio Alvarez Agis, Nicolás Alejandro Todesca, Carlos Alberto Giovanelli, José Alfredo Sanchez, Martín Estanislao Gorosito, Roberto Julio Eilbaum, Mario Luis Vicens, Nelson Damián Pozzoli, Luis María Blaquier, Ariel Marcelo Sigal, Alejandro Eduardo Fargosi, Juan Martin Monge Varela and Luis Cerolini in his double capacity as compliance officer and member of the management body).

Status: on 03/08/2018 the Bank and the persons subject to these summary proceedings filed their defenses. Additionally, the UIF ordered the production of evidence and therefore on 03/28/2018 and 04/03/2018 official information written notices were given to the Central Bank and CNV. The evidence offered was provided; therefore, on May 21, 2018, the UIF declared that the trial stage was concluded and set the case for the closing arguments. On June 8, 2018, the Bank, the directors and the compliance officer provided their closing arguments. To date, the UIF is analyzing the file in order to issue a resolution.

File: No. 1208/2014 (UIF Resolution No. 13/2016) dated January 15, 2016.

Reason: Alleged failure to comply with the Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

38

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Persons subject to the summary proceedings: Banco Macro SA, Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Marcos Brito and Emmanuel Antonio Álvarez Agis.

Status: On May 17, 2018, the Bank and the individuals were notified about Resolution No. 13/2016, whereby the summary proceedings were opened. The proceedings began due to the Central Bank submission on May 12, 2014, of the background related to the overall inspection performed in Banco Macro SA from November 26, 2013, through January 17, 2014, by the Special Operations Oversight Management in order to evaluate the measures adopted by the Bank for the prevention of money laundering and terrorism financing. The UIF stated in the resolution that summary proceedings should be filed “to discharge any responsability that may be borne by Banco Macro SA, its Board of Directors and/or compliance officers that were holding office during the term of the alleged infringements described in the recitals hereof, so as to determine whether they committed the crime punished under section 24(1) and (2), Law No. 25,246, as amended”. On May 17, 2018, the Bank was notified about such case file. On June 15, 2018, Banco Macro SA, the members of the Board of Directors and the compliance officer filed their defense briefs. On July 2, 2018, the UIF sustained the lack of capacity to be sued of Delfín Jorge Ezequiel Carballo, discarding his responsability in this summary proceeding.

Banco del Tucumán SA

Summary proceedings filed by the Central Bank

Criminal Foreign Exchange Regime Summary Proceedings: No. 3078 dated 06/24/2008.

Reason: Alleged breach of Section 8 of the Criminal Foreign Exchange Regime Act, for irregularities in US dollar sale transactions of the financial intermediary established in Communiqué “B” 7174.

Proceedings filed against: Banco del Tucumán SA, manager and responsible for Operations, Treasurer and Cashiers (Francisco Carlos Bustamante, Juan Ramón Lemoine, Héctor Gaspar Taranto, Héctor Arnaldo Brito, Ana Carolina De Genova Palomar, Jorge Marcelo Albertinetti, Sergio Fabián Intile, Lorena Natalia Frías and Carla Andrea Rocha).

Status: On 12/29/2011 the Federal Judge No. 1 of Tucumán decided to declare the criminal action expired under the statute of limitations. This decision was appealed on 02/01/2012 by the District Attorney No, 1 of Tucumán. On 07/31/2013 the relevant Court of Appeals sustained such decision and the case was subsequently sent to Room I of the Court of Criminal Appeals in Cassation as a result of a Cassation Appeal filed by the District Attorney. On 05/26/2016 Room I sustained the Cassation Appeal, revoking the decision of the Federal Judge No. 1 in the case in which a new decision shall have to be issued in accordance with the ruling of Room I of the Court of Criminal Appeals in Cassation. As of June 30, 2018, (i) on June 27, 2018, the law firm became aware of Criminal Foreign Exchange Regime Summary Proceedings No. 3078 of the Central bank and was notified that, on October 22, 2012, Federal Court No. 1 of Tucumán declared the criminal action to be extinguished due to the lapse of the statute of limitations in relation to the facts punished by the foreign exchange criminal regime that gave rise to the summary proceedings; and (ii) as to the main charged person, former employee of the Bank, Francisco Carlos Bustamante, on May 24, 2018, Federal Court No. 2 decided to declare the criminal action to be barred by the statute of limitations pursuant to section 59(3) of the Criminal Code and, consequently, acquit such person. This resolution is final.

Penalties imposed by the Central Bank

Financial Summary Proceedings: No. 1349 dated 09/07/2012.

Reason: Alleged breach of the provisions of Communiqué “A” 3054, OPRAC 1-476, Exhibit, Article 2, section 2.1 and Article 3, section 3.1.2.; and Communiqué “A” 4798, OPRAC 1-613, Exhibit, Article 4, section 41., regarding the financing to the Non-Financial Public Sector, for the acquisition of secured loans without the appropriate authorization by the Central Bank. Penalty amount: 1,440.

Proceedings filed against: Banco del Tucumán SA and the members of the Board of Directors (Jorge Horacio Brito, Luis Carlos Cerolini, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Claudio Alejandro Cerezo and Waldo Camilo López).

Status: On 03/12/2014 the Central Bank issued Res, 149/14 applying the fine. On 03/19/2014 such fine was debited from the account number 00060 of the Bank. On 04/08/2014 the Bank filed a direct appeal against the resolution of the SEFyC, on behalf of the Bank and of the individuals involved in the summary proceedings, before the CNACAF, who sustained Resolution 149/14. On 11/14/2014 the Bank filed an extraordinary appeal for arbitrariness of the decision issued by the Court of Appeals. On 02/18/2015 Room III of the National and Federal Court of Appeals (CNAF for its acronym in Spanish language) dismissed the Extraordinary Appeal filed by the Bank with court costs. On 02/26/2015 the Bank lodged a motion for reconsideration of dismissal of the Extraordinary Appeal, which is still pending to date.

39

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

The Bank Management and its legal advisors consider no further significant accounting effects could arise from the final outcome of the above mentioned judicial proceedings,

28.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded by Banco Macro SA in the accompanying condensed consolidated interim Financial Statements amount to:

Corporate Bonds	Original value			Residual face value as of 06/30/2018		06/30/2018	12/31/2017

Subordinated Resettable – Class A	USD	400,000,000	(a.1)	USD	400,000,000	11,646,217	7,565,759
Non-subordinated – Class B	Ps.	4,620,570,000	(a.2)	Ps.	4,620,570,000	4,710,409	4,712,216
Non-subordinated – Class C	Ps.	3,207,500,000	(a.3)	Ps.	3,207,500,000	3,414,891
Total						19,771,517	12,277,975

a.1)	On April 26, 2016, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23,576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it is possible to issue simple corporate bonds, not convertible into shares in one or more classes. Also, on April 28, 2017, the General and Special Shareholder´s Meeting resolved to extend of the maximum amount of the abovementioned Global Program up to USD 1,500,000,000 (one thousand five hundred millions US dollars).

On November 4, 2016, under the abovementioned Global Program, Banco Macro SA issued Subordinated Resettable Corporate Bonds, class A, at a fixed rate of 6.750% p,a, until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016, Interest is paid semiannually on May 4 and November 4 of every year and the reset date will be November 4, 2021. Since reset date, these Corporate Bonds will accrue a benchmark reset rate plus 546.3 basis point, according terms and conditions abovementioned.

In addition, the Bank has the option to fully redeem the issuance as the reset date and under the conditions established in the pricing supplement after that date. The Bank used the funds derived from such issuance to grant loans in accordance with Central Bank guidelines.

As of December 31, 2016, the recorded amount related to these corporate bonds was 6,376,537.

a.2)	On May 8, 2017, under Global Program mention on item a.1), Banco Macro SA issued non subordinated simple corporate bonds Class B, not convertible into shares, at a fixed rate of 17.50%, fully amortizable upon maturity (May 8, 2022) for a face value of pesos 4,620,570,000 equivalent to USD 300,000,000 (three hundred million US dollars), under the terms and conditions set forth in the price supplement dated April 21, 2017. Interest is paid semiannually on November 8 and May 8 of every year, beginning on November 8, 2017.

In addition, the Bank may fully redeem the issuance for tax matters, but not partially. The Bank used the funds derived from such issuance to grant loans in accordance with Central Bank guidelines.

As of the date of issuance of these condensed consolidated interim Financial Statement, the Bank made purchases of this issuance for a face value of Ps. 644,691,000.

40

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

a.3)	On April 9, 2018, under Global Program mention on item a.1), Banco Macro SA issued non subordinated simple corporate bonds Class C, for a face value of pesos 3,207,500,000, at an annual variable rate equivalent to the sum of (i) Badlar private rate applicable for the related accrued period; plus (ii) applicable margin of 3.5% p.a., fully amortizable upon maturity (April 9, 2021). Interest will be paid quarterlyfor the periods due on July 9, October 9, January 9 and April 9 of every year, beginning on July 9, 2018.

In addition, the Bank may fully redeem the issuance for tax matters, but not partially. The Bank used the funds derived from such issuance to grant loans in accordance with Central Bank guidelines.

As of the date of issuance of these condensed consolidated interim Financial Statement, the Bank made purchases of this issuance for a face value of Ps, 195,000,000.

As of December 31, 2016 the Bank had recorded 1,684,636, related to Non-subordinated Corporate Bonds – Class 2, for a face value of USD 150,000,000.

Moreover, on April 27, 2018, the Shareholder´s Meeting resolved to increase the maximum amount of the Global Program for the Issuance of Corporate Bonds for a face value from USD 1,500,000,000 to USD 2,500,000,000 or an equal amount in other currencies, according to the Board of Directors opportunely determines.

29.	ACCOUNTING ITEMS OUTSIDE THE BALANCE SHEET

In addition to the expressed in Note 4, the Bank recognizes different transactions outside its Balance sheet, pursuant to the Central Bank standards.

As of June 30, 2018, December 31, 2017 and 2016, the main balances outside the Bank’s Balance sheet position include the preferred and non-preferred guarantees received from customers, under the applicable rules in force in this matter, to secure loans transactions and other financing, the value of which totals 44,342,619, 39,247,291 and 22,116,120, respectively; the custody of government and private bonds and other assets held by third parties, the value of which totals 109,156,613, 82,906,533 and 51,936,124, respectively; checks already deposited and pending clearance amount to 1,279,844, 1,266,306 and 1,134,949, respectively and outstanding checks not yet paid amount to 2,810,633, 2,032,128 and 1,852,989, respectively.

30.	TAX AND OTHER CLAIMS

30.1.	Tax claims

The AFIP (Federal Public Revenue Agency) and tax authorities of the relevant jurisdictions have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly gross turnover tax). As a result, there are claims pending at court and/or administrative levels, either subject to discussion or appeal. The most significant claims are summarized below:

a)	AFIP´s Challenges against the income tax returns filed by former Banco Bansud SA (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by former Banco Macro SA (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and CSJN in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	Ex-officio gross turnover tax assessments in progress and/or adjustments pending resolution by the tax authorities of certain jurisdiction.

41

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

c)	On February 20, 2018, the AFIP required the Bank to amend the returns in connection with Employer’s Contributions for the period between November, 2012 to December, 2016, or otherwise explain the reasons why it had applied the tax rate set forth in Section 2b) of Presidential Decree No. 814/01 (text as per Section 9 of Law No. 25,453). On March 14, 2018, the Bank submitted a detailed explanation of the grounds supporting its position. As of the date hereof, the Bank has not received an answer from AFIP. In the understanding of the bank´s management and its tax and legal advisors, no amount for Employer’s Contributions should be claimed for the indicated periods.

The Bank’s Management and its legal advisors consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those disclosed in the accompanying Condensed consolidated interim Financial Statements.

30.2.	Other claims

In addition, before merging with and into the Bank, Banco Privado de Inversiones (BPI) had a pending class action styled “Adecua v, Banco Privado de Inversiones on ordinary proceedings”, File No. 19073/2007, before Commercial Court No. 3 in and for the City of Buenos Aires, Clerk’s Office No. 5, whereby it was required to reimburse to its clients the life insurance amounts overcharged to amounts payable, as well as to reduce the amounts charged in this regard in the future; this legal proceeding was concluded upon the abovementioned merger because BPI complied in full with the terms of the court-approved agreement reached with Adecua before answering the complaint. However, in March 2013, when BPI had already been merged with and into the Bank, the trial court resolved to amend the terms of the agreement and ordered the reimbursement of amounts of money to a larger number of clients as compared to the number arising from the terms approved by the court in due time. Such resolution was appealed by the Bank as BPI’s surviving company. The appeal was dismissed by the Court of Appeals, which abrogated both the trial court decision and the court-approved agreement, thus ordering the Bank to answer the complaint. This gave rise to the filing of an extraordinary appeal against such decision, as well as the subsequent filing of a complaint for the extraordinary appeal denied. It is currently pending with the Argentine Supreme Court.

Moreover, the Bank is also subject to three lawsuits filed with consumers’ associations for the same purpose: a) Adecua v, Banco Macro on ordinary proceedings, File No. 20495/2007, pending with Commercial Court No. 26 in and for the City of Buenos Aires, Clerk’s Office No. 52; b) Damnificados Financieros Asociación Civil Para Su Defensa et al v, Banco Macro on summary proceedings, File No. 37729/2007, pending with Commercial Court No. 26 in and for the City of Buenos Aires, Clerk’s Office No. 52; c) Unión de Usuarios y Consumidores v, Nuevo Banco Bisel on ordinary proceedings, File No. 44704/2008, pending with Commercial Court No. 26 in and for the City of Buenos Aires, Clerk’s Office No. 52.

There are also other lawsuits filed by consumer protections associations in relation to the collection of certain commissions and/or financial charges and certain withholdings made by the Bank to individuals as Buenos Aires City stamp tax withholding agent.

The Bank’s Management and its legal advisors consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those disclosed in the accompanying Financial Statements.

31.	RESTRICTION ON PROFIT DISTRIBUTION

a)	According to Central Bank regulations, 20% of income for the year plus/less prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the Legal Reserve.

b)	Pursuant to Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as a single and definitive payment. For this purpose, income to be considered in each year will result from adding dividends or earnings from other corporations not computed in the calculation of those earnings in the same tax period(s) to the earnings determined under application of Income Tax Law, and deducting the tax paid for the tax period(s) in which the earnings, or the related proportional amount, being distributed were generated, This withholding shall not be applicable to earnings distributions payable in the fiscal years beginning as of January 1, 2018.

42

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

c)	Through Communiqué “A” 6464, the Central Bank establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed if certain circumstances are met such as no records of financial assistance from the Central Bank due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies and not being subject to the provisions of sections 34 and 35 bis of the Financial Entities Act (sections dealing with tax payment and restructuring agreements and reorganization of the Bank), among other conditions listed in the abovementioned communiqué that must be met.

In addition, profits may only be distributed to the extent there are positive results, after deducting, on a non-accounting basis, from retained earnings and earnings reserves – other for future distribution of profits, (i) the amounts of the legal and other earnings reserves which are mandatory, (ii) all debit balances of each one of the accounting items recognized in “Other Comprehensive Income”, (iii) the income derived of the revaluation of property, plant and equipment, intangible assets and investment property, (iv) the positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the Central Bank for those instruments recognized at amortized cost, (v) the adjustments identified by the Superintendency of Financial and Exchange Entities of the Central Bank or by the independent external auditor and that have not been recognized in the accounting records and (vi) certain franchises granted by the Central Bank. Additionally, no profit distributions shall be made out of the profit originated as a result of the first-time application of the IFRS, which profit shall be included as a special reserve, the amount of which as of June 30, 2018 is 3,475,669 and is recognized in Retained Earnings.

Additionally, the maximum amount to be distributed shall not be over the minimum capital excess recalculating, exclusively for these purposes, the position in order to consider the above mentioned adjustments, among other issues.

Finally, the Bank must verify that, after completion of the proposed profit distribution, a capital maintenance margin equal to 3.5% of risk-weighted assets is kept, apart from the minimum capital required by law, to be integrated by level-1(Con1) ordinary capital, net of deductible items (CDCOn1).

d)	Pursuant to CNV General Resolution No. 593, the Shareholders’ Meeting in charge of analyzing the annual Financial statements will be required to decide on the application of the Bank’s retained earnings, such as the actual distribution of dividends, the capitalization thereof through the delivery of bonus shares, the creation of earningsl reserves additional to the Legal reserve or a combination of any of these applications.

32.	CAPITAL MANAGEMENT AND CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

As financial institutions, the activities of Banco Macro SA and Banco del Tucumán SA are governed by the Financial Entities Act No. 21,526, as supplemented, and the regulations issued by the Central Bank and are exposed to intrinsic risks related to the financial industry. Moreover, they adhere to the good banking practices laid out in Central Bank Communiqué “A” 5201 (Financial Entities Corporate Governance Guidelines) as supplemented. Details explanations about the main aspects related to capital management and corporate governance transparency policy and risk management related to the Bank, are disclose in Note 41 to the condensed consolidated interim Financial Statements as of march 31, 2018, already issued.

Aditionally, the table below shows the minimum capital requirements measured on a consolidated basis, effective for the month of June 2018, together with the integration thereof (computable equity) as of the end of such month:

Description	06/30/2018
Minimum capital requirements	17,478,311
Computable equity	58,988,830
Capital surplus	41,510,519

43

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

33.	ADDITIONAL DISCLOSURES

The table below shows the amounts corresponding to the detail of Government and private debt securities as of June 30, 2018, December 31, 2017 and 2016.

Description	06/30/2018	12/31/2017	12/31/2016

Debt securities at fair value through profit or loss

Government debt securities	1,107,525	720,015	276,780
Private securities	232,177	366,013	55,701
Total debt securities at fair value through profit or loss	1,339,702	1,086,028	332,481

Other debt securities

At fair value through OCI
Government debt securities	1,315,125	1,090,423	3,983,642
Central Bank internal bills	38,038,863	32,655,908	15,132,569
Private securities		18,583	423,456
At amortized cost
Government debt securities	3,516,998	121,723	124,885
Private securities	291,658	817,128	730,947
Total other debt securities	43,162,644	34,703,765	20,395,499

Equity instruments

At fair value through profit or loss	50,009	282,659	406,868
Total equity instruments	50,009	282,659	406,868

34.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT OF THE FINANCIAL AND CAPITAL SYSTEM

The international and local macroeconomic context generates a certain degree of uncertainty regarding its future progress as a result of the financial asstes and foreign exchange market volatility and, additionally certain political events and the level of economic growth, among other issues. At a local level, there is an increase in the prices for other relevant economic variables, such as salary costs, exchange rate, interest rates and prices of the main raw materials.

Therefore, the Bank’s Management permanently monitors any changes in the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impact on its financial situation that may need to be reflected in the financial statements for future periods.

35.	EVENTS AFTER REPORTING PERIOD

No events occurred between the end of the reporting period and the issuance of the accompanying condensed consolidated interim Financial Statements that may materially affect the financial position or the profit and loss for the period, not disclosed in the accompanying Financial Statements.

36.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These Condensed consolidated interim Financial Statements are presented in accordance with the accounting framework established by the Central Bank, as mention in Note 3. These accounting standards may not conform with accounting principles generally accepted in other countries.

Delfín Jorge Ezequiel Carballo Chairperson
44

EXHIBIT B

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	06/30/2018	12/31/2017	12/31/2016

COMMERCIAL

In normal situation	58,340,617	48,364,751	34,766,790
With Senior “A” guarantees and counter-guarantees	3,382,479	3,822,852	2,545,541
With Senior “B” guarantees and counter-guarantees	9,310,470	7,594,429	5,297,800
Without Senior guarantees or counter-guarantees	45,647,668	36,947,470	26,923,449

Subject to special monitoring	297,350	299,221	27,887
In observation
With Senior “A” guarantees and counter-guarantees	3,484	6,042
With Senior “B” guarantees and counter-guarantees	71,681	66,613	18,875
Without Senior guarantees or counter-guarantees	218,519	226,566	9,012
In negotiation or with financing agreements
Without Senior guarantees or counter-guarantees	3,666

Troubled	195,576	37,164	50,039
With Senior “A” guarantees and counter-guarantees	450	3,441
With Senior “B” guarantees and counter-guarantees	98,003	22,971	50,039
Without Senior guarantees or counter-guarantees	97,123	10,752

With high risk of insolvency	171,609	144,001	137,431
With Senior “A” guarantees and counter-guarantees	3,178	729	1,882
With Senior “B” guarantees and counter-guarantees	129,522	86,437	61,374
Without Senior guarantees or counter-guarantees	38,909	56,835	74,175

Irrecoverable	437	6,500	7,372
With Senior “B” guarantees and counter-guarantees			813
Without Senior guarantees or counter-guarantees	437	6,500	6,559

Subtotal Commercial	59,005,589	48,851,637	34,989,519

Delfín Jorge Ezequiel Carballo Chairperson
45

EXHIBIT B

(Continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	06/30/2018	12/31/2017	12/31/2016

CONSUMER AND MORTGAGE

Performing	98,851,176	85,407,541	55,204,350
With Senior “A” guarantees and counter-guarantees	1,890,854	2,140,761	771,053
With Senior “B” guarantees and counter-guarantees	10,202,180	7,272,856	2,573,886
Without Senior guarantees or counter-guarantees	86,758,142	75,993,924	51,859,411

Low risk	1,512,066	1,050,600	555,222
With Senior “A” guarantees and counter-guarantees	26,027	7,823	1,486
With Senior “B” guarantees and counter-guarantees	61,503	32,681	20,699
Without Senior guarantees or counter-guarantees	1,424,536	1,010,096	533,037

Medium risk	1,001,983	647,332	443,357
With Senior “A” guarantees and counter-guarantees	6,231	1,447	3,188
With Senior “B” guarantees and counter-guarantees	15,967	13,672	7,676
Without Senior guarantees or counter-guarantees	979,785	632,213	432,493

High risk	652,016	479,925	317,466
With Senior “A” guarantees and counter-guarantees	2,016	496	2,099
With Senior “B” guarantees and counter-guarantees	24,385	18,106	20,486
Without Senior guarantees or counter-guarantees	625,615	461,323	294,881

Irrecoverable	202,802	148,425	92,508
With Senior “A” guarantees and counter-guarantees	371	18,375	18,222
With Senior “B” guarantees and counter-guarantees	18,358	130,050	74,286
Without Senior guarantees or counter-guarantees	184,073

Irrecoverable according to Central Bank's rules	522	249	210
Without Senior guarantees or counter-guarantees	522	249	210

Subtotal consumer and mortgage	102,220,565	87,734,072	56,613,113
Total	161,226,154	136,585,709	91,602,632

This exhibit disclosures the contractual figures in accordance as established by Central Bank. The conciliation with the Condensed consolidated interim balance sheet, is listed below:

	As of 06/30/2018	As of 12/31/2017	As of 12/31/2016
Loans and other financing	155,620,519	132,658,674	88,390,646
+ Allowances for loans and other financing	3,321,929	2,666,738	1,839,422
+ Adjustment amortized cost and fair value	261,477	298,538	244,608
+ Private securities - Debt securities of financial trust	294,546
+ Corporate bonds		362,425	486,144
Guarantees provided and contingent liabilities	1,727,683	599,334	641,812
Total computable concepts	161,226,154	136,585,709	91,602,632

Delfín Jorge Ezequiel Carballo Chairperson
46

EXHIBIT C

CONSOLIDATED CONCENTRATION OF LOANS AND FINANCING-FACILITIES

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	06/30/2018		12/31/2017		12/31/2016
Number of customers	Cutoff balance	% of total portfolio	Cutoff balance	% of total portfolio	Cutoff balance	% of total portfolio

10 largest customers	11,404,623	7.07	10,886,705	7.97	6,363,324	6.95
50 next largest customers	15,353,287	9.52	11,082,657	8.11	9,003,785	9.83
100 next largest customers	9,808,121	6.08	7,511,713	5.50	5,580,023	6.09
Other customers	124,660,123	77.33	107,104,634	78.42	70,655,500	77.13

Total (1)	161,226,154	100.00	136,585,709	100.00	91,602,632	100.00

(1)	See Exhibit B

Delfín Jorge Ezequiel Carballo Chairperson
47

EXHIBIT D

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF JUNE 30, 2018

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector - Central Bank	212	61,477	305,172	326,580	624,373	943,173	643,120	2,904,107
Financial sector		1,175,694	337,751	374,487	767,441	1,018,746	55,823	3,729,942
Non-financial private sector and foreign residents	1,127,150	46,215,878	19,031,714	19,524,021	25,839,946	35,610,346	68,217,680	215,566,735

Total	1,127,362	47,453,049	19,674,637	20,225,088	27,231,760	37,572,265	68,916,623	222,200,784

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF DECEMBER 31, 2017

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector - Central Bank		51,827	225,501	183,337	543,855	982,347	876,255	2,863,122
Financial sector		892,707	452,162	715,857	767,396	1,009,635	259,275	4,097,032
Non-financial private sector and foreign residents	889,510	36,721,574	18,795,821	17,988,857	20,395,038	30,679,594	53,884,831	179,355,225

Total	847,585	37,666,108	19,473,484	18,888,051	21,706,289	32,671,576	55,020,361	186,315,379

This exhibit disclosoures contractual future cash flows that included interests and accesories to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo Chairperson
48

EXHIBIT D

(Continued)

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF DECEMBER 31, 2016

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector - Central Bank		748,521	127,713	384,876	142,487	272,196	230,432	1,906,225
Financial sector		404,396	516,771	488,482	389,927	255,790	74,260	2,129,626
Non-financial private sector and foreign residents	542,275	29,757,384	13,015,559	12,247,535	13,861,833	19,345,839	25,649,597	114,420,022

Total	542,275	30,910,301	13,660,043	13,120,893	14,394,247	19,873,825	25,954,289	118,455,873

This exhibit disclosoures contractual future cash flows that included interests and accesories to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo Chairperson
49

EXHIBIT F

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF JUNE 30, 2018

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

					Depreciation for the period
Item	Origination Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	Residual value at the end of the period

Cost measurement
Buildings	4,479,080	50	176,574	101,574	354,502	9,386	48,523	393,639	4,160,441
Furniture and facilities	367,151	10	15,135	1,052	135,457	3	17,864	153,318	227,916
Machinery and equipment	1,046,209	5	227,714	110,685	570,491		96,996	667,487	495,751
Vehicles	117,488	5	17,069	3,537	78,198	3,085	9,459	84,572	46,448
Other	27		3	3					27
Work in progress	2,076,352		618,528	34,223					2,660,657

Total property, plant and equipment	8,086,307		1,055,023	251,074	1,138,648	12,474	172,842	1,299,016	7,591,240

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2017

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

					Depreciation for the fiscal year
Item	Origination Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	Of the fiscal year	At the end	Residual value at the end of the fiscal year

Cost measurement
Buildings	4,440,545	50	46,353	7,818	224,692	30,695	68,012	262,009	4,217,071
Furniture and facilities	318,675	10	48,718	242	101,332	242	34,367	135,457	231,694
Machinery and equipment	802,315	5	259,261	15,367	415,260	2,548	157,779	570,491	475,718
Vehicles	97,543	5	24,883	4,938	66,666	3,800	15,332	78,198	39,290
Other	39			12					27
Work in progress	1,215,539		913,343	52,530					2,076,352

Total property, plant and equipment	6,874,656		1,292,558	80,665	807,950	37,043	275,490	1,046,155	7,040,152

As of December 31, 2016, the deemed cost of the Bank´s buildings amounted to 4,211,760 and the adjustment for this concept up to 3,396,192.

Delfín Jorge Ezequiel Carballo Chairperson
50

EXHIBIT F

(Continued)

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY

AS OF JUNE 30, 2018

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

					Depreciation for the period
Item	Origination Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	Residual value at the end of the period

Cost measurement
Other investment properties	1,959,459	50	296,544	517,734	15,677	1,736	2,752	16,693	1,721,576

Total investment property	1,959,459		296,544	517,734	15,677	1,736	2,752	16,693	1,721,576

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY

AS OF DECEMBER 31, 2017

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

					Depreciation for the fiscal year
Item	Origination Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	Of the fiscal year	At the end	Residual value at the end of the fiscal year

Cost measurement
Other investment properties	1,754,087	50	245,300	39,928	17,934	7,839	5,582	15,677	1,943,782

Total investment property	1,754,087		245,300	39,928	17,934	7,839	5,582	15,677	1,943,782

As of December 31, 2016, the deemed cost of the Bank´s buildings amounted to 2,910,087 and the adjustment for this concept up to 2,353,159. Part of this adjustment is recorded on Property, Plant and Equipment in Work in progress.

Delfín Jorge Ezequiel Carballo Chairperson
51

EXHIBIT G

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS

AS OF JUNE 30, 2018

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

					Depreciation for the period
Item	Origination Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	Of the period	At end	Residual value at the end of the period

Cost measurement
Licenses	350,735	5	84,982	6,064	195,751		26,804	222,555	207,098
Other intangible assets	1,403,278	5	59,234	15,465	744,713	217,427	133,106	660,392	786,654

Total intangible assets	1,754,013		144,216	21,529	940,464	217,427	159,910	882,947	993,752

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS

AS OF DECEMBER 31, 2017

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

					Depreciation for the fiscal year
Item	Origination Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	Of the fiscal year	At end	Residual value at the end of the fiscal year

Cost measurement
Goodwill - Bussiness combination	20,609		35,596	56,205
Licenses	185,252	5	165,623	140	76,625	2	53,331	129,954	220,781
Other intangible assets	1,060,153	5	649,649	306,524	533,211	156,867	367,032	743,376	659,902

Total investment property	1,266,014		850,868	362,869	609,836	156,869	420,363	873,330	880,683

Delfín Jorge Ezequiel Carballo Chairperson
52

EXHIBIT H

CONSOLIDATED DEPOSIT CONCENTRATION

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	06/30/2018		12/31/2017		12/31/2016
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	14,412,228	8.03	9,022,672	6.26	7,222,118	6.45
50 next largest customers	9,839,787	5.48	8,056,114	5.59	7,316,128	6.54
100 next largest customers	5,853,775	3.26	4,988,300	3.46	4,255,954	3.80
Other customers	149,367,447	83.23	122,062,091	84.70	93,068,605	83.21

Total	179,473,237	100.00	144,129,177	100.00	111,862,805	100.00

Delfín Jorge Ezequiel Carballo Chairperson
53

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF JUNE 30, 2018

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	151,236,711	23,781,709	4,157,159	1,592,530	78,823	10,299	180,857,231

From the non-financial government sector	16,034,771	3,211,918	265,095	18,193	29		19,530,006
From the financial sector	125,377						125,377
From the non-financial private sector and foreign residents	135,076,563	20,569,791	3,892,064	1,574,337	78,794	10,299	161,201,848

Derivative instruments	28,425	2,825	2,901				34,151

Repo Transactions	1,831,112						1,831,112

Other financial institutions	1,831,112						1,831,112
Other financial liabilities	11,072,448	16,902	10,113	14,944	22,148	149,960	11,286,515

Financing received from the Central Bank of Argentina and other financial institutions	505,194	644,278	441,244	83,913	89,444	168,174	1,932,247

Issued corporate bonds	206,929		589,783	824,565	1,653,749	10,277,430	13,552,456

Subordinated corporate bonds			369,951	389,633	779,266	16,609,908	18,148,758

Total	164,880,819	24,445,714	5,571,151	2,905,585	2,623,430	27,215,771	227,642,470

This exhibit disclosoures contractual future cash flows that included interests and accesories to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo Chairperson
54

EXHIBIT I

(Continued)

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2017

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	122,606,290	19,818,078	2,777,820	538,046	28,735	7,852	145,776,821

From the non-financial government sector	11,486,433	1,149,425	319,233	1,131	17,565		12,973,787
From the financial sector	81,359						81,359
From the non-financial private sector and foreign residents	111,038,498	18,668,653	2,458,587	536,915	11,170	7,852	132,721,675

Liabilities at fair value through profit or loss	6,450						6,450

Derivative instruments	23,107						23,107

Repo Transactions	2,688,093						2,688,093

Other financial institutions	2,688,093						2,688,093
Other financial liabilities	10,336,524	21,720	10,720	16,518	25,559	163,965	10,575,006

Financing received from the Central Bank of Argentina and other financial institutions	727,440	91,695	11,605	15,967	34,289	94,109	975,105

Issued corporate bonds			118,044			4,620,570	4,738,614

Subordinated corporate bonds			80,260			7,509,680	7,589,940

Total	136,387,904	19,931,493	2,998,449	570,531	88,583	12,396,176	172,373,136

This exhibit disclosoures contractual future cash flows that included interests and accesories to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo Chairperson
55

EXHIBIT I

(Continued)

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2016

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	93,898,937	17,277,022	1,752,894	314,926	9,514	3,643	113,256,936

From the non-financial government sector	7,114,659	2,189,871	266,598	86,676	117		9,657,921
From the financial sector	55,866						55,866
From the non-financial private sector and foreign residents	86,728,412	15,087,151	1,486,296	228,250	9,397	3,643	103,543,149

Repo Transactions	1,095,634						1,095,634

Other financial institutions	1,095,634						1,095,634
Other financial liabilities	5,638,427	480,634	6,909	6,868	10,826	147,157	6,290,821

Financing received from the Central Bank of Argentina and other financial institutions	838,138	49,164	90,378	14,207	9,867	12,780	1,014,534

Issued corporate bonds		1,696,838					1,696,838

Subordinated corporate bonds			213,978	213,978	427,955	9,763,723	10,619,634

Total	101,471,136	19,503,658	2,064,159	549,979	458,162	9,927,303	133,974,397

This exhibit disclosoures contractual future cash flows that included interests and accesories to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo Chairperson
56

EXHIBIT J

CONSOLIDATED CHANGES IN PROVISIONS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

			Decreases
Breakdown	Balances at beginning of fiscal year	Increases	Reversals	Charge off	06/30/2018	12/31/2017	12/31/2016

For Administrative, disciplinary and criminal sanctions	718				718	718	9,110

Other	694,201	353,418	210	263,553	783,856	694,201	325,897

Total Provisions	694,919	353,418	210	263,553	784,574	694,919	335,007

Delfín Jorge Ezequiel Carballo Chairperson
57

EXHIBIT L

CONSOLIDATED FOREIGN CURRENCY BALANCES

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	06/30/2018					12/31/2017	12/31/2016
		Total per currency
Items	Total Parent company and local branches	US dollar	Euro	Real	Other	Total	Total

ASSETS
Cash and deposits in banks	27,819,249	27,621,431	135,414	21,319	41,085	21,049,391	21,394,875
Debt securities at fair value through profit or loss	230,761	230,761				50,860	12,788
Derivative instruments	667	667				564
Other financial assets	1,233,822	1,233,821			1	875,422	376,008
Loans and other financing	27,830,107	27,830,107				18,771,033	10,137,360
To the non-financial government sector	20	20
Other financial intitutions	254,735	254,735				175,116	94,834
From the non-financial private sector and foreign residents	27,575,352	27,575,352				18,595,917	10,042,526
Other debt securities	1,306,606	1,306,606				1,092,925	1,916,324
Financial assets delivered as guarantee	581,887	579,862	2,025			246,958	98,977
Investments in equity instruments	5,927	5,927				4,002	149,801
Investments in subsidieries, associates and joint ventures						1	78

Total	59,009,026	58,809,182	137,439	21,319	41,086	42,091,156	34,086,211

LIABILITIES
Deposits	47,875,303	47,875,283	20			31,150,622	23,299,436
Non-financial government sector	2,676,038	2,676,038				3,926,989	852,177
Financial sector	77,408	77,408				45,895	27,972
Non-financial private sector and foreign residents	45,121,857	45,121,837	20			27,177,738	22,419,287
Other financial liabilities	2,406,006	2,339,516	63,388		3,102	1,382,688	965,308
Financing from Central Bank and other financial Institutions	1,180,106	1,180,106				887,321	131,361
Issued corporate bonds							1,684,636
Subordinated corporate bonds	11,646,217	11,646,217				7,565,759	6,376,537
Other non-financial liabilities	24,880	24,880				49,067	2,239

Total	63,132,512	63,066,002	63,408		3,102	41,035,457	32,459,517

Delfín Jorge Ezequiel Carballo Chairperson
58

EXHIBIT Q

CONSOLIDATED BREAKDOWN OF PROFIT OR LOSS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	Net financial Income/ Expense
	Obligatory measurement
Items	Quarter ended 06/30/2018	Accumulated from beginning of period up to 06/30/2018

For measurement of financial assets at fair value through profit or loss
Profit or loss from government securities	38,986	93,984
Profit or loss from private securities	20,149	50,918
Profit or loss from derivative financial instruments
Fowards transactions	(3,295)
Profit or loss from other financial assets	8,943	45,120
From investment in equity instruments	5,293	39,925
Loss (Profit) from sold assets liabilities at fair value	(110,462)	(21,084)
For measurement of financial liabilities at fair value through profit or loss
Profit or loss from derivative financial instruments
Fowards transactions	(5,970)	(5,970)

Total	(46,356)	202,893

Delfín Jorge Ezequiel Carballo Chairperson
59

EXHIBIT Q

(Continued)

CONSOLIDATED BREAKDOWN OF PROFIT OR LOSS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	Net financial Income/ Expense
Interest and adjustment for the aplication of the efective interest rate of financial assets measured at amortized cost	Quarter ended 06/30/2018	Accumulated from beginning of period up to 06/30/2018

Interest income
For cash and bank deposits	1,999	4,970
For government securities	27,090	30,127
For debt securities	50,221	102,372
For loans and other financing
Financial sector	204,521	371,391
Non-financial private sector
Overdrafts	961,674	1,742,250
Mortgage loans	785,018	1,363,695
Pledge loans	142,589	291,419
Personal loans	5,021,197	9,596,122
Credit cards	1,545,210	2,901,411
Financial leases	33,844	67,702
Other	1,680,746	3,200,244
Cental Bank of Argentina	7,068	22,656
Other financial institutions	38,698	58,244

Total	10,499,875	19,752,603

Interest expenses
From deposits
Non-financial private sector
Saving accounts	64,207	117,841
Time deposits and investments accounts	3,813,810	6,769,747
For Financing received from Central Bank of Argentina and other financial institutions	21,627	35,008
For repo transactions
Other financial institutions	24,342	55,312
For other financial liabilities	3,452	5,331
For issued corporate bonds	422,246	623,074
For subordinated corporate bonds	174,356	313,406

Total	4,524,040	7,919,719

Delfín Jorge Ezequiel Carballo Chairperson
60

EXHIBIT Q

(Continued)

CONSOLIDATED BREAKDOWN OF PROFIT OR LOSS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	Income for the period		Other comprehensive income
Interest and adjustment for the aplication of the efective interest rate of financial assets measured at fair value through other comprehensive income	Quarter ended 06/30/2018	Accumulated from beginning of period up to 06/30/2018	Quarter ended 06/30/2018	Accumulated from beginning of period up to 06/30/2018

From debt government securities	3,116,949	5,200,992	(61,725)	(123,475)
Total	3,116,949	5,200,992	(61,725)	(123,475)

	Income for the period
Commissions income	Quarter ended 06/30/2018	Accumulated from beginning of period up to 06/30/2018

Commissions related to obligations	2,014,615	3,768,281
Commissions related to credits	25,202	43,483
Commissions related to loans commiments and financial guarantees	45	453
Commissions related to securities value	25,506	47,276
Commissions related to trading and foreign Exchange transactions	50,804	92,178
	2,116,172	3,951,671

	Income for the period
Commissions expenses	Quarter ended 06/30/2018	Accumulated from beginning of period up to 06/30/2018

Commissions related to transactions to debt securities	76	208
Other	209,482	394,275
	209,558	394,483

Delfín Jorge Ezequiel Carballo Chairperson
61

EXHIBIT Q

(Continued)

CONSOLIDATED BREAKDOWN OF PROFIT OR LOSS

AS OF JUNE 30, 2017

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	Net financial Income/ Expense
	Obligatory measurement
Items	Quarter ended 06/30/2017	Accumulated from beginning of period up to 06/30/2017

For measurement of financial assets at fair value through profit or loss
Profit or loss from government securities	81,196	83,609
Profit or loss from private securities	13,495	18,271
Profit or loss from other financial assets	18,089	33,122
From investment in equity instruments	18,266	33,530
For measurement of financial liabilities at fair value through profit or loss
Profit or loss from derivative financial instruments
Fowards transactions	(6,522)	(14,667)
Total	124,524	153,865

Delfín Jorge Ezequiel Carballo Chairperson
62

EXHIBIT Q

(Continued)

CONSOLIDATED BREAKDOWN OF PROFIT OR LOSS

AS OF JUNE 30, 2017

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	Net financial Income/ Expense
Interest and adjustment for the aplication of the efective interest rate of financial assets measured at amortized cost	Quarter ended 06/30/2017	Accumulated from beginning of period up to 06/30/2017

Interest income
For cash and bank deposits	775	908
For private securities	50,702	117,522
For loans and other financing
Financial sector	98,928	200,110
Non-financial private sector
Overdrafts	622,348	1,274,095
Mortgage loans	194,772	374,087
Pledge loans	116,707	223,873
Personal loans	3,394,825	6,497,132
Credit cards	1,085,831	2,157,674
Financial leases	24,483	45,509
Other	977,390	1,886,615
For repo transactions
Cental Bank of Argentina	79,624	525,797
Other financial institutions	6,054	13,642

Total	6,652,439	13,316,964

Interest expenses
From deposits
Non-financial private sector
Saving accounts	26,153	50,124
Time deposits and investments accounts	2,114,575	4,218,137
For Financing received from Central Bank of Argentina and other financial institutions	7,366	12,954
For repo transactions
Other financial institutions	10,981	30,215
For other financial liabilities	1,869	14,779
For issued corporate bonds	90,201	90,201
For subordinated corporate bonds	99,229	210,550

Total	2,350,374	4,626,960

Delfín Jorge Ezequiel Carballo Chairperson
63

EXHIBIT Q

(Continued)

CONSOLIDATED BREAKDOWN OF PROFIT OR LOSS

AS OF JUNE 30, 2017

(Translation of the Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	Income for the period		Other comprehensive income
Interest and adjustment for the aplication of the efective interest rate of financial assets measured at fair value through other comprehensive income	Quarter ended 06/30/2017	Accumulated from beginning of period up to 06/30/2017	Quarter ended 06/30/2017	Accumulated from beginning of period up to 06/30/2017

From debt government securities	1,167,803	1,961,688	(16,733)	(15,119)
Total	1,167,803	1,961,688	(16,733)	(15,119)

	Income for the period
Commissions income	Quarter ended 06/30/2017	Accumulated from beginning of period up to 06/30/2017

Commissions related to obligations	1,569,218	2,930,387
Commissions related to credits	35,647	55,741
Commissions related to loans commiments and financial guarantees	1,148	1,663
Commissions related to securities value	16,597	27,426
Commissions related to trading and foreign Exchange transactions	37,088	69,527
	1,659,698	3,084,744

	Income for the period
Commissions expenses	Quarter ended 06/30/2017	Accumulated from beginning of period up to 06/30/2017

Commissions related to transactions to debt securities	25	25
Other	165,322	319,766
	165,347	319,791

Delfín Jorge Ezequiel Carballo Chairperson
64

EXHIBIT R

VALUE CORRECTION FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	Balances at beginning of the		Decreases
Item	fiscal year	Increases	Reversals	Charge off	06/30/2018	12/31/2017	12/31/2016

Other financial assets	5,131	981	33	1,231	4,848	5,131	4,147
Loans and other financing
Other financial institutions	31,251	123	4,701		26,673	31,251	17,256
To the non-financial private sector and foreign residents
Overdrafts	139,833	60,438	6,332	22,544	171,395	139,833	134,725
Documents	202,505	70,533	1,359	14,890	256,789	200,750	123,881
Mortgage loans	152,116	90,586	12,365	8,634	221,703	152,116	74,824
Pledge loans	74,380	8,759	3,830	19,250	60,059	74,380	41,816
Personal loans	1,207,483	718,073	267	385,004	1,540,285	1,207,470	814,696
Credit cards	590,483	261,924	988	124,993	726,426	590,482	442,882
Financial leases	6,486	93	875		5,704	6,487	3,994
Other	263,338	101,693	1,798	50,338	312,895	265,107	186,842
Other debt securities	329	2,888	329		2,888

Total of allowances	2,673,335	1,316,091	32,877	626,884	3,329,665	2,673,367	1,845,063

Delfín Jorge Ezequiel Carballo Chairperson
65

CONDENSED SEPARATED INTERIM BALANCE SHEET

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

Items	Notes	06/30/2018	12/31/2017	12/31/2016

ASSETS
Cash and Deposits in Banks		45,389,232	32,473,987	32.992.475
Cash		5,652,615	5,951,218	4.208.880
Central Bank of Argentina		35,343,995	21,939,645	26.666.365
Other Local and Foreign Entities		4,352,316	3,267,903	2.116.239
Other		40,306	1,315,221	991
Debt Securities at fair value through profit or loss		1,190,958	975,371	275.386
Derivative Financial Instruments		42,314	7,664	9.721
Repo Transactions		156,158	1,419,808	19.124
Other financial assets		1,934,452	1,523,930	743.194
Loans and other financing		143,296,147	122,173,846	81.475.324
Non-financial Public Sector		2,033,133	1,865,273	1.581.955
Other Financial Entities		4,165,259	4,191,658	1.713.170
Non-financial Private Sector and Foreign Residents		137.097.755	116,116,915	78,180,199
Other Debt Securities		41,369,370	33,611,201	17,974,087
Financial Assets delivered as guarantee	22	7,134,066	7,344,011	3,462,469
Investments in Equity Instruments		44,924	36,885	337,309
Investment in subsidiaries, associated and joint arrangements		4,390,097	3,662,374	3,081,485
Property, plant and equipment		7,104,731	6,586,803	5,636,685
Intangible Assets		973,047	858,336	635,261
Other Non-financial Assets		2,159,523	2,283,784	2,050,860
Non-current Assets held for sale	8	126,645	199,890	89,648
TOTAL ASSETS		255,311,664	213,157,890	148,783,028

Delfín Jorge Ezequiel Carballo Chairperson
66

CONDENSED SEPARATED INTERIM BALANCE SHEET

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

Items	Notes	06/30/2018	12/31/2017	12/31/2016

LIABILITIES
Deposits		165,016,459	132,716,174	102,498,623
Non-financial Public Sector		13,876,689	9,504,522	5,964,863
Financial Sector		125,371	81,357	55,861
Non-financial Private Sector and Foreign Residents		151.014.399	123,130,295	96,477,899
Liabilities at fair value through profit or loss			6,450	-
Derivative Financial Instruments		34,151	23,107	-
Repo Transactions		1,829,233	2,688,093	1,095,634
Other Financial Liabilities		10,175,697	9,808,877	5,895,687
Financing received from the Central Bank of Argentina and other financial entities		1,828,488	1,173,840	260,266
Issued Corporate Bonds	27	8,135,980	4,712,216	1,745,851
Current Income Tax Liabilities		1,528,058	3,642,484	1,544,046
Subordinated Corporate Bonds	27	11,646,217	7,565,759	6,376,537
Provisions	9	679,820	595,995	251,366
Deferred Income Tax Liabilities	12	201,734	416,850	1,280,028
Other Non-financial Liabilities		4,089,975	3,273,022	2,864,297
TOTAL LIABILITIES		205,165,812	166,622,867	123,812,335

SHAREHOLDERS’ EQUITY
Capital Stock		669,663	669,663	584,563
Non-capital contributions		12,428,461	12,428,461	399,499
Adjustments to Shareholders’ Equity		4,511	4,511	4,511
Earnings Reserved		26,403,844	20,363,386	14,384,820
Unappropiated Retained Earnings		3,475,669	2,799,085	2,990,757
Other Comprehensive Income		505,872	204,560	65,711
Net Income for the period		6,657,832	10,065,357	6,540,832
TOTAL SHAREHOLDERS’ EQUITY		50,145,852	46,535,023	24,970,693

Delfín Jorge Ezequiel Carballo Chairperson
67

CONDENSED SEPARATE INTERIM STATEMENT OF INCOME

FOR THE THREE AND SIX MONTHS PERIODS ENDED JUNE 30, 2018 AND 2017

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

Items	Notes	Quarter ended 06/30/2018	Quarter ended 06/30/2017	Accumulated from beginning of year up to 06/30/2018	Accumulated from beginning of year up to 06/30/2017

Interest income		12,583,775	7,026,544	22,969,474	13,730,366
Interest expense		(4,206,052)	(2,177,907)	(7,343,191)	(4,255,304)
Net interest income		8,377,723	4,848,637	15,626,283	9,475,062
Commissions income	13	1,952,629	1,546,230	3,655,192	2,875,596
Commissions expense		(187,226)	(152,398)	(344,842)	(290,357)
Net commissions income		1,765,403	1,393,832	3,310,350	2,585,239
Subtotal (Net interest income + Net commissions income)		10,143,126	6,242,469	18,936,633	12,060,301
Net Income from measurement of financial instruments at fair value through profit or loss		(85,021)	83,165	96,157	83,048
Loss from sold assets at amortized cost		75	31,977	(2,870)	18,294
Differences in quoted prices of gold and foreign currency	14	(1,127,210)	348,255	(1,002,687)	528,994
Other operating income	15	1,158,243	889,953	2,259,063	1,792,382
Provision for loan losses		(508,939)	(417,650)	(1,026,020)	(735,482)
Net Operating Income		9,580,274	7,178,169	19,260,276	13,747,537
Employee benefits	16	(2,214,303)	(1,697,024)	(4,051,480)	(3,258,935)
Administration expenses	17	(1,390,793)	(978,075)	(2,652,897)	(1,880,233)
Depreciation of Property, plant and equipment		(157,560)	(120,829)	(304,752)	(237,244)
Other Operating Expenses	18	(2,094,705)	(1,424,178)	(3,913,040)	(2,699,933)
Operating Income		3,722,913	2,958,063	8,338,107	5,671,192
Income from subisdiaries, associates and joint arrangements		496,314	287,352	896,270	548,293
Income before tax on continuing operations		4,219,227	3,245,415	9,234,377	6,219,485
Income tax on continuing operations	12	(1,103,578)	(1,021,906)	(2,576,545)	(1,990,728)
Net Income from continuing operations		3,115,649	2,223,509	6,657,832	4,228,757
Net Income for the period		3,115,649	2,223,509	6,657,832	4,228,757

Delfín Jorge Ezequiel Carballo Chairperson
68

CONDENSED SEPARATE INTERIM EARNINGS PER SHARE

FOR THE THREE AND SIX MONTHS PERIODS ENDED JUNE 30, 2018 AND 2017

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

Items	Quarter ended 06/30/2018	Quarter ended 06/30/2017	Accumulated from beginning of year up to 06/30/2018	Accumulated from beginning of year up to 06/30/2017

Net Profit attributable to Parent’s shareholders	3,115,649	2,223,509	6,657,832	4,228,757

PLUS: Potential diluted earnings per common share

Net Profit attributable to Parent’s shareholders adjusted as per diluted earnings	3,115,649	2,223,509	6,657,832	4,228,757

Weighted average of outstanding common shares for the period	669,663	594,321	669,663	589,469

PLUS: Weighted average of the number of additional common shares with dilution effects

Weighted average of outstanding common shares for the period adjusted as per dilution effect	669,663	594,321	669,663	589,469

Basic earnings per share	4.6526	3.7413	9.9421	7.1738

Delfín Jorge Ezequiel Carballo Chairperson
69

CONDENSED SEPARATE INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE THREE AND SIX MONTHS PERIODS ENDED JUNE 30, 2018 AND 2017

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

Items	Notes	Quarter ended 06/30/2018	Quarter ended 06/30/2017	Accumulated from beginning of year up to 06/30/2018	Accumulated from beginning of year up to 06/30/2017

Net Income for the period		3,115,649	2,223,509	6,657,832	4,228,757
Items of Other Comprehensive Income that will be reclassified to profit or loss
Foreign currency translation differences in financial statements conversion		344,455	58,793	398,114	36,267
Foreign currency translation differences for the period		344,455	58,793	398,114	36,267
Profit or loss for financial instruments measured at fair value through OCI (IFRS 9 4.1.2)(a)		(23,164)	(6,017)	(61,999)	2,570
Income for the period from financial instruments at fair value through OCI		(33,092)	(9,258)	(88,570)	3,952
Income tax		9,928	3,241	26,571	(1,382)
Interest in Other Comprehensive Income of associates and joint ventures accounted for using the participation method		(28,488)	(4,736)	(34,803)	(15,916)
Income for the period from interest in Other Comprehensive Income of associates and joint ventures accounted for using the participation method		(28,488)	(4,736)	(34,803)	(15,916)
Total Other Comprehensive Income that will be reclassified to profit or loss of the period		292,803	48,040	301,312	22,921
Total Other Comprehensive Income		292,803	48,040	301,312	22,921
Total Comprehensive Income		3,408,452	2,271,549	6,959,144	4,251,678

Delfín Jorge Ezequiel Carballo Chairperson
70

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

	Capital Stock	Non-capital, Contributions		Other Comprehensive Income		Earnings Reserved
	Outstanding shares	Stock Issuance Premium	Adjustments to Shareholders´ Equity	Accumulat, Foreign Currency translation differences in financial statements	Other	Legal	Other	Unappropiated Retained Earnings	Total Equity net of Controlling Interests	Total Equity

Balance at the beginning of fiscal year	669,663	12,428,461	4,511	137,148	67,412	4,994,932	15,368,454	12,864,442	46,535,023	46,535,023
Total comprehensive income for the period
- Net income for the period								6,657,832	6,657,832	6,657,832
- Other comprehensive income for the period				398,114	(96,802)				301.312	301,312
- Distribution of unappropiated retained earnings as approved by Shareholders´ Meeting held on April 27, 2018
Legal						1,877,755		(1,877,755)
Cash dividends							(3,348,315)		(3,348,315)	(3,348,315)
Others							7,511,018	(7,511,018)
Balance at the end of period	669,663	12,428,461	4,511	535,262	(29,390)	6,872,687	19,531,157	10,133,501	50,145,852	50,145,852

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2017

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

	Capital Stock	Non-capital, Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Outstanding shares	Stock Issuance Premium	Adjustments to Shareholders´ Equity	Accumulat, Foreign Currency translation differences in financial statements	Other	Legal	Other	Unappropiated Retained Earnings	Total Equity net of Controlling Interests	Total Equity

Balance at the beginning of fiscal year	584,563	399,499	4,511		65,711	3,686,472	10,698,348	9,531,589	24,970,693	24,970,693
Total comprehensive income for the period
- Net income for the period								4,228,757	4,228,757	4,228,757
- Other comprehensive income for the period				36,267	(13,346)				22,921	22,921
- Distribution of unappropiated retained earnings as approved by Shareholders´ Meeting held on April 28, 2017
- Legal						1,308,460		(1,308,460)
- Cash dividends							(701,476)		(701,476)	(701,476)
- Others							5,371,582	(5,424,045)	(52,463)	(52,463)
Increase of Capital Stock as approved by Shareholders´ Meeting held on April 28, 2017	74,000	10,387,724							10,461,724	10,461,724
Balance at the end of period	658,563	10,787,223	4,511	36,267	52,365	4,994,932	15,368,454	7,027,841	38,930,156	38,930,156

Delfín Jorge Ezequiel Carballo Chairperson
71

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2018 AND 2017

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

Items	Notes	06/30/2018	06/30/2017

CASH FLOWS FROM OPERATING ACTIVITIES

Income for the period before Income Tax		9,234,377	6,219,485
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		304,752	237,244
Provision for loan losses		1,026,020	735,482
Other adjustments		(3,028,200)	133,211
Net increase / decrease from operating assets:
Debt Securities at fair value though profit and loss		(215,631)	(450,174)
Derivative financial instruments		(34,650)	7,885
Repo transactions		1,263,650	(2,033,671)
Loans and other financing
Non-financial public sector		(167,862)	1,040,908
Other financial entities		26,399	(517,962)
Non-financial private sector and foreign residents		(22,005,852)	(17,058,737)
Other debt securities		24,127,743	(7,943,253)
Financial assets delivered as guarantee		209,945	1,060,244
Investments in equity instruments		(8,039)	308,199
Other assets		(1,163,749)	(672,915)
Net increase / decrease from operating liabilities:
Deposits
Non-financial public sector		4,372,167	1,197,702
Financial sector		44,014	1,494
Non-financial private sector and foreign residents		27,884,104	8,493,501
Liabilities at fair value through profit or loss		(6,450)
Derivative financial instruments		11,044	217
Repo transactions		(858,860)	(1,095,634)
Other liabilities		1,272,399	1,527,697
Payments for Income Tax		(3,941,745)	(2,251,016)
TOTAL CASH FROM OPERATING ACTIVITIES (A)		38,345,576	(11,060,093)

Delfín Jorge Ezequiel Carballo Chairperson
72

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2018 AND 2017

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

Items	Notes	06/30/2018	06/30/2017

CASH FLOWS FROM INVESTING ACTIVITIES

Payments:
Acquisition of PPE, intangible assets and other assets		(599,556)	(559,060)
Proceeds:
TOTAL CASH USED IN INVESTING ACTIVITIES (B)		(599,556)	(559,060)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments:
Dividends		(3,348,315)	(701,476)
Non-subordinated corporate bonds		(242,604)	(1,766,904)
Financing from local financial entities		(74,671)
Subordinated corporate bonds			(206,280)
Issued equity instruments			10,461,724
Non-subordinated corporate bonds		3,206,999	4,604,398
Central Bank of the Republic of Argentina		4,376	2,070
Financing to local financial entities			748,697
Other proceeds related to financing activities			213,379
TOTAL CASH (USED IN)/ FROM FINANCING ACTIVITIES (C)		(454,215)	13,355,608

EFFECT OF EXCHANGE RATE FLUCTUATIONS (D)		7,509,308	458,857

TOTAL CHANGES IN CASH FLOWS

NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)		44,801,113	2,195,312

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE FISCAL YEAR	19	37,302,039	47,150,300

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	19	82,103,152	49,345,612

Delfín Jorge Ezequiel Carballo Chairperson
73

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the “Bank”) is a business corporation (sociedad anónima) organized in the Republic of Argentina that offers traditional banking products and services to companies, including those companies operating in regional economies, as well as to individuals, strengthening in this way its goal to be a multi-service bank. In addition, the Bank performs certain transactions through its subsidiaries banco del Tucumán SA, Macro Bank Limited (a company organized under the laws of Bahamas), Macro Securities SA, Macro Fiducia SA and Macro Fondos SGFCISA.

Macro Compañía Financiera SA was created in the year 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank´s shares are publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994 and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015 they were authorized to list on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud SA, Nuevo Banco Suquía SA, Nuevo Banco Bisel SA and Banco Privado de Inversiones SA, respectively. Such entities merged with and into Banco Macro SA in December 2003, October 2007, August 2009 and December 2013, respectively. In addition, during the fiscal year 2006, Banco Macro SA acquired control over Banco del Tucumán SA.

On August 22, 2018, the Bank’s Board of Directors approved the issuance of the accompanying condensed separate interim Financial Statements.

2.	OPERATIONS OF THE BANK

Note 2 to the Condensed consolidated interim Financial Statements includes a detailed description of the agreements that relate the Bank and its subsidiary Banco del Tucumán to the provincial Governments.

3.	BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

On February 12, 2014 the Central Bank, through Communiqué “A” 5541 established the general guidelines towards conversion to the IFRS issued by the International Accounting Standards Board (IASB) for preparing financial statements of the entities under its supervision, for the annual fiscal years beginning on January 1, 2018 as well as those of interim-periods,

Additionally, through Communiqué “A” 6114, the Central Bank set specific guidelines within the scope of such convergence process, among which it defined (i) the transitory exception to the application of section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55) up to the fiscal years beginning as of January 1, 2020; and (ii) that in order to calculate the effective interest rate of assets and liabilities so requiring it for the measurement thereof, pursuant to IFRS 9, transitorily up to 31 December 2019, the Bank may make a global estimate of the calculation of the effective interest rate on a group of financial assets or liabilities with similar characteristics which shall be applied such effective interest rate. To the date of the accompanying condensed separate interim Financial Statements the Bank is in the process of quantifying the effect the application of section 5.5 “Impairment” mentioned in (i) above would have. Finally, through Communiqués “A” 6323 and 6324 and supplementary provisions the BRCA defined the chart of account and the provisions applicable to the preparation and presentation of the financial statements of financial entities for the fiscal years beginning on January 1, 2018, respectively.

74

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

The accounting policies comply with the IFRS presently approved through Central Bank Comunique “A” 6114 and are applicable to the preparation of the first annual consolidated Financial statements as provided for in the IFRS (December 31, 2018). Nevertheless, these accounting policies may be modified if, at the time of preparing such first annual Financial Statements under Communiqué “A” 6114, new rules or standards are issued or the current ones are amended, with compulsory application to such date, or if the Bank chooses to change the election of the exemptions under IFRS 1. As a general rule, the Central Bank does not admit the early application of any IFRS, unless it establishes any provision the contrary.

These condensed separate interim Financial Statements, were prepared in accordance with the framework set forth by the Central Bank as mentioned in the previous paragraphs, for which these condensed separate interim Financial Statements, are based on IAS 34 “Interim Financial Reporting”. In that sense, these condensed separate interim Financial Statements include all the necessary information for an appropriate understanding, by the users thereof, of the basis for the preparation and disclosure used therein, as well as the relevant events and transactions occurred after the issuance of the last annual separate Financial Statements for the fiscal year ended December 31, 2017 and condensed separate interim Financial Statements for the three-month period ended on March 31, 2018. Nevertheless, the present condensed separate interim Financial Statements do not include all the information or all the disclosures required for the annual separate Financial Statements prepared in accordance with the IAS 1 “Presentation of Financial Statements”. Therefore, the accompanying condensed separate interim Financial Statements must be read together with the annual separate Financial Statements for the fiscal year ended December 31, 2017 and condensed separate interim Financial Statements for the three-month period ended on March 31, 2018. Additionally, Note 3 to the condensed consolidated interim Financial Statements presents a detailed description of the basis for the presentation of such Financial Statements. All that is explained therein shall apply to the accompanying condensed separate interim Financial Statements, as well as the main accounting policies used and the relevant information of the subsidiaries.

Subsidiaries

As mentioned in Note 1, the Bank performs certain transactions through its subsidiaries.

Subsidiaries are all the entities controlled by the Bank. A Company controls other entity when it is exposed, or has rights, to variable returns from its continuing involvement with such other entity, and has the ability to use its power to direct the operating and financing policies of such other entity, to affect the amounts of such returns.

As provided under IAS 27 “Consolidated and Separate Financial Statements”, investments in subsidiaries were accounted for using the “equity method”. When using this method, investments are initially recognized at cost, and such amount increases or decreases to recognize investor’s interest in profits and losses of the entity after the date of acquisition or creation.

Share in profits and losses of subsidiaries and associates are recognized in the line “Income from subsidiaries, associates and joint arrangements” in the Statement of income. Ownership interest in other comprehensive income of subsidiaries is accounted for in the line “Income for the period for interest in other comprehensive income of subsidiaries, associates and joint arrangements accounted for using the participation method”, in the statement of other comprehensive income.

Transcription in the Books of Accounts

To the date of the accompanying Condensed separate interim Financial Statements, the same are in the process of being transcribed in the Bank’s Books of Account.

75

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

First-time Adoption of International Financial Reporting Standards in accordance with Central Bank Communiqué “A” 6114

Note 3 to the condensed consolidated interim Financial Statements explains the convergence process under Central Bank Communiqué “A” 6114, The obligatory exceptions and exemptions used by the Bank in relation to not apply certain IFRS in a retrospectively way and the first time adoption adjustment, have been explained in the condensed consolidated interim Financial Statement for the three-month period ended on March 31, 2018, already issued.

Required reconciliations

•	Reconciliation of equity as of June 30, 2017.

	Previous Central Bank Standards	Adjustments and Reclassifications	IFRS according Communiqué “A” 6114
Total Assets	175,528,509	1,258,465	176,786,974
Total Liabilities	139,700,969	(1,844,151)	137,856,818
Net Shareholders´Equity	35,827,540	3,102,616	38,930,156

Balance as of 06/30/2017	Net Shareholders´ equity
According to previous Central Bank Standards	35,827,540
Adjustments and Reclassifications:
Debt securities and investment in equity instruments	57,490
Loans and other financing	(298,581)
Investment in subsidiaries, associated and joint arrangements	302,537
Property, plant and equipment and investment property	4,251,074
Other non-financial assets	68,093
Deferred income tax liabilities	(1,061,256)
Other non-financial liabilities	(288,717)
Corporate bonds	59,698
Other adjustments	12,278
Total adjustments	3,102,616
Net Shareholders equity according Communiqué “A” 6114	38,930,156

•	Reconciliation of separate income and other comprehensive income for the six-month and three-month periods ended June 30, 2017.

Reconciliation of income for the six- month period as of 06/30/2017	Net income for the period	Other comprehensive income	Comprehensive Income
According to previous Central Bank Standards	3,779,312
Adjustments and reclasifications
Interest income	(49,406)
Commissions income	28,464
Interest expense	28,138
Other operating expenses	(48,951)
Reclasifications of Issuance cost of shares	234,545
Income Tax	218,772
Investment in subsidiaries, associated and joint arrangements	24,321	(15,916)

76

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

Reconciliation of income for the six- month period as of 06/30/2018 (contd.)	Net income for the period	Other comprehensive income	Comprehensive Income
Foreign currency translation differences		36,267
Income from financial instruments at fair value through OCI		2,570
Other adjustment	13,562
Total adjustments and reclassifications	449,445	22,921
Balances accordance Communiqué “A” 6114	4,228,757	22,921	4,251,678

Reconciliation of income for the three- month period as of 06/30/2017	Net income for the period	Other comprehensive income	Comprehensive Income
According to previous Central Bank Standards	2,015,267
Adjustments and reclasifications
Interesst income	(56,337)
Commissions income	(2,769)
Interest expense	34,548
Other operating expenses	(41,935)
Employee benefits	(48,563)
Investment in subsidiaries, associated and joint arrangements	14,102	(4,736)
Reclasifications of Issuance cost of shares	234,545
Foreign currency translation differences		58,793
Income from financial instruments at fair value through OCI		(6,017)
Income tax	118,718
Other adjustment	(44,067)
Total adjustments and reclassifications	208,242	48,040
Balances accordance Communiqué “A” 6114	2,223,509	48,040	2,271,549

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. Although these transactions are not recognized in the Balance sheet, since they imply a possible obligation or liability for the Bank, they expose the Bank to additional credit risk to those recognized in the Balance sheet and are, therefore, an integral part of the total risk of the Bank.

As of June 30, 2018 and December 31, 2017 and 2016, the Bank maintains the following contingent transactions:

	06/30/2018	12/31/2017	12/31/2016

Overdraft and unused agreed credits	826,663	255,710	191,007
Guarantees granted	697,621	253,793	288,382
Liabilities for foreign trade transactions	203,399	90,274	163,308
	1,727,683	599,777	642,697

77

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

Risks related to the contingent transactions described above have been evaluated and are controlled within the framework of the Bank’s credit risk policy detail in Note 41 to the condensed consolidated interim Financial Statements as of March 31, 2018, already issued.

5.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

Note 5 to the condensed consolidated interim Financial Statements describes the methods and assumptions used to determine the fair value, both of the financial instruments recognized at fair value as of those not accounted for at such fair value in the accompanying condensed separate interim Financial Statements. In addition, the Bank discloses the relevant information as to instruments included in Level 3 of the fair value hierarchy.

Below we present the reconciliation between the balances at the beginning and the end of the period of the financial assets and liabilities recognized at fair value, using the valuation technical information based on the Bank’s own assumptions, as of June 30, 2018 and December 31, 2017:

	Fair values using valuation techniques based on the Bank’s own assumptions (level 3) June 30, 2018
Description	Debt Securities	Other Financial Assets	Investments in Equity Instruments
Balance at the beginning	35,841	161,751	33,197
Transfers to Level 3
Transfers from Level 3
Profit and Loss	(16,497)	(28,208)	6,540
Purchases, sales, issuance and settlement	133,699	(71,337)
Balance at end of period	153,043	62,206	39,737

	Fair values using valuation techniques based on the Bank’s own assumptions (level 3) December 31, 2017
Description	Debt Securities	Other Financial Assets	Investments in Equity Instruments
Balance at the beginning	45,834		14,741
Transfers to Level 3
Transfers from Level 3
Profit and Loss	5,661		18,771
Purchases, sales, issuance and settlement	(15,654)	161,751	(315)
Balance at end of year	35,841	161,751	33,197

The following table shows a comparison between the fair value and the carrying amount of financial instruments not recognized at fair value as of June 30, 2018 and December 31, 2017 and 2016:

	06/30/2018
	Carrying Amount	Level 1	Level 2	Level 3	Fair Value
Financial Assets
Cash and deposits in Banks	45,389,232	45,389,232			45,389,232
Repo transactions	156,158	156,158			156,158
Other financial assets	1,872,246	1,872,246			1,872,246
Loans and other financing	143,296,147		153,249	133,102,337	133,255,586
Other debt securities	3,802,923	116,506	3,375,965	285,925	3,778,396
Financial assets delivered as guarantee	5,099,550	5,099,550			5,099,550
	199,616,256	52,633,692	3,529,214	133,388,262	189,551,168

78

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

	06/30/2018
	Carrying Amount	Level 1	Level 2	Level 3	Fair Value
Financial Liabilities
Deposits	165,016,459	84,231,479	80,838,745		165,070,224
Other repo transactions	1,829,233	1,829,233			1,829,233
Other financial liabilities	10,175,697	8,656,568	1,521,269		10,177,837
Financing received from the Central Bank and other financial entities	1,828,488	1,176,005	626,879		1,802,884
Issued corporate bonds	8,135,980		7,677,228		7,677,228
Subordinated corporate bonds	11,646,217		10,829,371		10,829,371
	198,632,074	95,893,285	101,493,492		197,386,777

	12/31/2017
	Carrying Amount	Level 1	Level 2	Level 3	Fair Value
Financial Assets
Cash and deposits in Banks	32,473,987	32,473,987			32,473,987
Repo transactions	1,419,808	1,419,808			1,419,808
Other financial assets	1,362,179	1,362,179			1,362,179
Loans and other financing	122,173,846		477,188	119,183,156	119,660,344
Other debt securities	931,281	945,655			945,655
Financial assets delivered as guarantee	4,350,292	4,350,292			4,350,292
	162,711,393	40,551,921	477,188	119,183,156	160,212,265
Financial Liabilities
Deposits	132,716,174	72,265,769	60,523,556		132,789,325
Other repo transactions	2,688,093	2,688,093			2,688,093
Other financial liabilities	9,808,877	8,515,027	1,299,660		9,814,687
Financing received from the Central Bank and other financial entities	1,173,840		1,176,126		1,176,126
Issued corporate bonds	4,712,216		4,432,977		4,432,977
Subordinated corporate bonds	7,565,759		7,710,790		7,710,790
	158,664,959	83,468,889	75,143,109		158,611,998

	12/31/2016
	Carrying Amount	Level 1	Level 2	Level 3	Fair Value
Financial Assets
Cash and deposits in Banks	32,992,475	32,992,475			32,992,475
Repo transactions	19,124	19,124			19,124
Other financial assets	743,194	743,194			743,194
Loans and other financing	81,475,324		477,464	79,877,385	80,354,849
Other debt securities	841,943	841,943			841,943
Financial assets delivered as guarantee	2,261,440	2,261,440			2,261,440
	118,333,500	36,858,176	477,464	79,877,385	117,213,025

79

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

	12/31/2016
	Carrying Amount	Level 1	Level 2	Level 3	Fair Value
Financial Liabilities
Deposits	102,498,623	54,202,915	48,367,480		102,570,395
Other repo transactions	1,095,634	1,095,634			1,095,634
Other financial liabilities	5,895,687	4,823,083	1,075,294		5,898,377
Financing received from the Central Bank and other financial entities	260,266		259,583		259,583
Issued corporate bonds	1,745,851		1,466,612		1,466,612
Subordinated corporate bonds	6,376,537		5,994,056		5,994,056
	117,872,598	60,121,632	57,163,024		117,284,657

6.	INVESTMENTS IN ASSOCIATES AND JOINT ARRANGEMENTS

The Bank’s interests on associates and joint ventures are disclosed in Note 6 to the condensed consolidated interim Financial Statements.

7.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of a parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the Senior Management member of the Risk Management Committee, Assets and Liabilities Committee and the Senior Credit Committee.

As of June 30, 2018 and December 31, 2017 and 2016, there is a total amount of 1,663,900, 1,358,575 and 316,742, respectively, as unpaid financial assistance granted by the Bank to its associates and related parties and deposits of its associates and related parties of 2,149,794, 2,472,648 and 2,302,098, respectively:

80

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

	Subsidiaries		Associates and other related parties
	Maximum balances as of 06/30/2018	Balance as of 06/30/2018	Maximum balances as of 06/30/2018	Balance as of 06/30/2018

Documents			407,999	397,080
Overdraft			34,215	28,554
Credit cards	567	377	45,224	41,355
Leases	6,309	6,309	1,851	1,751
Personal loans			10	8
Mortgage loans			42,474	42,464
Other loans	1,952,244	901,973	197,842	195,378
Guarantees granted			46,895	48,651
Total assistance	1,959,120	908,659	776,510	755,241
Deposits		345,317		1,804,477

	Subsidiaries		Associates and other related parties
	Maximum balances as of 12/31/2017	Balance as of 12/31/2017	Maximum balances as of 12/31/2017	Balance as of 12/31/2017

Documents			147,026	147,026
Overdraft			25,300	7,830
Credit cards	397	389	35,430	33,827
Leases	6,973	6,973	2,204	2,157
Personal loans			18	17
Mortgage loans			13,559	13,526
Other loans	952,148	952,148	140,661	140,448
Guarantees granted	443	443	53,950	53,791
Total assistance	959,961	959,953	418,148	398,622
Deposits		108,606		2,364,042

	Subsidiaries		Associates and other related parties
	Maximum balances as of 12/31/2016	Balance as of 12/31/2016	Maximum balances as of 12/31/2016	Balance as of 12/31/2016

Documents			99,725	99,347
Overdraft			17,799	7,454
Credit cards	191	191	20,673	18,603
Leases	8,036	8,036	1,189	1,168
Personal loans			647	647
Mortgage loans			4,759	4,759
Other loans			175,770	161,287
Guarantees granted	885	885	14,532	14,365
Total assistance	9,112	9,112	335,094	307,630
Deposits		134,911		2,167,187

81

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

Transactions generated by the Bank with its subsidiaries and other related parties to it for transactions arranged within the scope of the usual and ordinary course of business, were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

As of June 30, 2018, December, 31 2017 and 2016, the income from loan transactions totaled 201,642, 83,850 and 15,781, respectively, while income generated from deposit transactions totaled 62,318, 163,814 and 141,184, respectively.

The Bank does not have loans granted to Directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of June 30, 2018 and December 31, 2017 and 2016, totaled 41,285, 64,409 and 30,807 respectively.

In addition, fees received by the Directors as of June 30, 2018 and December 31, 2017 and 2016 amounted to 287,368, 421,033 and 205,822 respectively.

Additionally, the composition of the Board of Directors and key management personnel is as follows:

	06/30/2018	12/31/2017	12/31/2016
Board of Directors	15	13	12
Top Management members of the key management personnel	10	10	10
	25	23	22

8.	NON-CURRENT ASSETS HELD FOR SALE

Non-current assets held for sale as of June 30, 2018 are described in Note 8 to the condensed consolidated interim Financial Statements.

9.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which in case it occurs, would originate a loss for the Bank.

Exhibit J “Changes in Provisions” presents the changes in provisions during the six-month period ended June 30, 2018.

The expected terms to settle these obligations are as follows:

	06/30/2018
	Within 12 months	Beyond 12 months	06/30/2018	12/31/2017	12/31/2016

For administrative, disciplinary and criminal penalties		718	718	718	9,110
Others	315,031	364,071	679,102	595,277	242,256
	315,031	364,789	679,820	595,995	251,366

In the opinion of the Management of the Bank and its legal advisors, there are no other significant effects than those disclosed in the accompanying Financial Statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

82

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

10.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of the balance of financial assets and liabilities the Bank expects to recover and settle as of June 30, 2018 and December 31, 2017 and 2016:

06/30/2018	No maturity	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in Banks	45,389,232
Debt securities at fair value through profit or loss	5,104	263,630	922,224
Derivative instruments		42,314
Repo transactions		156,158
Other financial assets	943,036	940,873	50,543
Loans and other financing	1,014,726	85,461,228	56,820,193
Other debt securities		37,778,534	3,590,836
Financial assets delivered as guarantee	5,099,550	2,034,516
Investment in equity instruments	44,924
Total Assets	52,496,572	126,677,253	61,383,796
Liabilities
Deposits	82,659,062	82,194,152	163,245
Derivatives financial instruments		34,151
Repo transactions		1,829,233
Other financial liabilities		10,021,742	153,955
Financing received from Central Bank and other financial entities		1,628,667	199,821
Issued corporate bonds		307,910	7,828,070
Subordinated corporate bonds		101,537	11,544,680
Total Liabilities	82,659,062	96,117,392	19,889,771

12/31/2017	No maturity	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in Banks	32,473,987
Debt securities at fair value through profit or loss		113,181	862,190
Derivative instruments		7,664
Repo transactions		1,419,808
Other financial assets		846,983	676,947
Loans and other financing		67,826,931	54,346,915
Other debt securities		33,611,201
Financial assets delivered as security	4,350,292	2,993,719
Investment in equity instruments	36,885
Total Assets	36,861,164	106,819,487	55,886,052
Liabilities
Deposits	69,069,176	63,100,594	546,404
Liabilities at fair value to profit or loss		6,450
Derivative instruments		23,107
Repo transactions		2,688,093
Other financial liabilities		9,625,147	183,730
Financing received from Central Bank and other financial entities		1,006,966	166,874
Issued corporate bonds		118,356	4,593,860
Subordinated corporate bonds		80,004	485,755
Total Liabilities	69,069,176	76,648,717	5,976,623

83

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

12/31/2016	No maturity	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in Banks	32,992,475
Debt securities at fair value through profit or loss		31,956	243,430
Derivative instruments		9,721
Repo transactions		19,124
Other financial assets		739,306	3,888
Loans and other financing		49,014,679	32,460,645
Other debt securities		17,974,087
Financial assets delivered as security	2,261,475	1,200,994
Investment in equity instruments	337,309
Total Assets	35,591,259	68,989,867	32,707,963
Liabilities
Deposits	46,192,528	56,003,619	302,476
Repo transactions		1,095,634
Other financial liabilities		5,784,361	111,326
Financing received from Central Bank and other financial entities		193,618	66,648
Issued corporate bonds		1,745,851
Subordinated corporate bonds		67,429	6,309,108
Total Liabilities	46,192,528	64,890,511	6,789,558

11.	DISCLOSURES BY OPERATING SEGMENT

The Bank has an approach of its banking business that is described in Note 11 to the condensed consolidated interim Financial Statements.

12.	INCOME TAX

The main items of income tax expense in the condensed consolidated interim Financial Statements are as follows:

	06/30/2018		06/30/2017
	Accumulated from beggining year up to 06/30/2018	Quarter ended 06/30/2018	Accumulated from beggining year up to 06/30/2017	Quarter ended 06/30/2017
Current income tax expense	2,791,661	1,227,018	2,208,117	1,121,961
Gain for deferred income tax	(215,116)	(123,440)	(217,389)	(100,055)
Income tax expense recorded in the statement of income	2,576,545	1,103,578	1,990,728	1,021,906
Income tax gain recorded in other comprehensive income	(26,571)	(9,928)	1,382	(3,241)
	2,549,974	1,093,650	1,992,110	1,018,665

13.	COMMISSIONS INCOME

	06/30/2018		06/30/2017
Description	Accumulated from beggining year up to 06/30/2018	Quarter ended 06/30/2018	Accumulated from beggining year up to 06/30/2017	Quarter ended 06/30/2017
Performance obligations satisfied in one act (1)	3,644,967	1,946,836	2,867,552	1,443,706
Performance obligations satisfied over certain time period	10,225	5,793	8,044	102,524
	3,655,192	1,952,629	2,875,596	1,546,230

(1)	Includes principally account maintenance fees, agreements and credit card commissions.

84

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

14.	DIFFERENCE IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

	06/30/2018		06/30/2017
Description	Accumulated from beggining year up to 06/30/2018	Quarter ended 06/30/2018	Accumulated from beggining year up to 06/30/2017	Quarter ended 06/30/2017
Translation of foreign currency assets and liabilities to pesos	(1,446,555)	(1,445,083)	329,679	258,010
Income from foreign currency Exchange	443,868	317,873	199,315	90,245
	(1,002,687)	(1,127,210)	528,994	348,255

15.	OTHER OPERATING INCOME

	06/30/2018		06/30/2017
Description	Accumulated from beggining year up to 06/30/2018	Quarter ended 06/30/2018	Accumulated from beggining year up to 06/30/2017	Quarter ended 06/30/2017
Services	1,708,754	892,328	1,456,544	688,744
Sale of investment property and other non-financial assets	137,123	27,202	10,313	10,313
Other adjustments and interest from other receivables	79,638	39,806	25,408	15,719
Initial recognition of loans	49,749	29,292
Sale of property, plant and equipment	1,450	731	821	254
Other	282,349	168,884	299,296	174,923
	2,259,063	1,158,243	1,792,382	889,953

16.	EMPLOYEE BENEFITS

	06/30/2018		06/30/2017
Description	Accumulated from beggining year up to 06/30/2018	Quarter ended 06/30/2018	Accumulated from beggining year up to 06/30/2017	Quarter ended 06/30/2017
Remunerations	3,047,406	1,662,263	2,485,167	1,306,028
Social Security Contributions	604,346	335,957	488,885	245,062
Compensations and bonuses to employees	307,339	168,114	192,148	93,716
Employee services	92,389	47,969	92,735	52,218
	4,051,480	2,214,303	3,258,935	1,697,024

85

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

17.	ADMINISTRATION EXPENSES

	06/30/2018		06/30/2017
Description	Accumulated from beggining year up to 06/30/2018	Quarter ended 06/30/2018	Accumulated from beggining year up to 06/30/2017	Quarter ended 06/30/2017
Taxes	406,124	201,302	301,887	156,626
Maintenance, conservation and repair expenses	336,298	185,454	228,781	118,700
Security services	284,705	152,259	220,610	110,423
Fees to Directors and Syndics	280,021	133,011	159,318	85,861
Electricity and communications	212,692	109,198	146,401	74,441
Other fees	211,607	114,454	147,329	78,870
Leases	127,666	68,321	96,603	49,069
Advertising and publicity	82,013	52,863	77,399	36,003
Representation, travel and transportation expenses	41,190	22,375	29,198	15,991
Stationary and office supplies	20,966	10,558	16,966	8,542
Insurance	17,609	9,816	17,329	8,531
Hired administrative services	2,979	2,093	5,167	715
Other	629,027	329,089	433,245	234,303
	2,652,897	1,390,793	1,880,233	978,075

18.	OTHER OPERATING EXPENSES

	06/30/2018		06/30/2017
Description	Accumulated from beggining year up to 06/30/2018	Quarter ended 06/30/2018	Accumulated from beggining year up to 06/30/2017	Quarter ended 06/30/2017
Gross turnover tax	2,149,319	1,145,035	1,401,149	719,858
Charges for other provisions	317,921	167,968	155,645	90,230
Deposit Guarantee Fund contributions	122,578	63,600	91,742	46,404
Donations	40,726	21,114	39,275	20,342
Insurance claims	21,565	11,485	12,288	7,522
Initial loan recognition			48,951	41,935
Other	1,260,931	685,503	950,883	497,887
	3,913,040	2,094,705	2,699,933	1,424,178

19.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The Statement of Cash Flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the Statement of Cash Flows the Bank adopted the indirect method for Operating Activities and the direct method for Investment Activities and Financing Activities.

The Bank considers as “Cash and cash equivalents” the item Cash and Deposits in Banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the Statement of Cash Flows the Bank considered the following:

86

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

-	Operating activities: are the normal revenue-producing activities of the Bank as well as other activities that cannot be qualified as investing or financing activities.

-	Investing activities: are the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: are activities that result in changes in the size and composition of the shareholders equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the Statement of Cash Flows and the relevant accounting items of the Balance Sheet:

	06/30/2018	12/31/2017	06/30/2017	12/31/2016
Cash and Deposits in Banks	45,389,232	32,473,987	33,698,812	32,992,475
Debt securities at fair value		44		9,585
Other debt securities	36,713,920	4,828,008	15,646,800	14,148,240
	82,103,152	37,302,039	49,345,612	47,150,300

20.	CAPITAL STOCK

Note 20 to the condensed consolidated interim Financial Statements, presents the changes in the Bank´s capital stock.

21.	DEPOSIT GUARANTEE INSURANCE

Note 22 to the condensed consolidated interim Financial Statements describes the Deposit Guarantee Insurance System and the scope thereof.

Banco Macro SA holds an 8.4020% interest in the capital stock according to the percentages disclosed by Central Bank Communiqué “B” 11681 issued on March 20, 2018.

22.	RESTRICTED ASSETS

As of June 30, 2018 and December 31, 2017 the following Bank’s assets are restricted:

Item	06/30/2018	12/31/2017

Debt securities at fair value through profit or loss and other debt securities
• Central Bank of Argentina Internal Bills in pesos, maturity 19-09-2018 as of June 30, 2018 and maturity 02-21-2018 as of December 31, 2017 securing the fulfillment of the offsetting forward exchange buy and sell operations.	156,990	53,059
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 used as security in favor of Sedesa (1).	121,368	117,454
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 securing the regional economies Competitiveness Program – BID Loan No. 3174/OC-AR.	86,851	98,541
• Central Bank of Argentina Internal Bills in pesos, maturity 09-19-2018 as of June 30, 2018 and maturity 02/21/2018 as of December 31, 2017 securing operations through negotiation secured transaction Segment as the main counterparty of the MAE.	50,407	9,647
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033, for minimum counterpart required for Agents to act in the new categories contemplated under Resolution No. 622/13 of the CNV.	11,580	13,139

87

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

Item (contd.)	06/30/2018	12/31/2017

• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 securing BID Loan of the Province of San Juan No, 2763/OC-AR.	7,817	8,869
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 securing the sectorial Credit Program of the Province of San Juan, Production investment financing fund.	7,672	8,704
• Secured Bonds under Presidential Decree No, 1579/02 as security for a loan received from Banco de Inversión y Comercio Exterior SA (Bice).		4,270
• Other government and private securities.	1,499	2,331
Subtotal Debt securities at fair value through profit or loss and other debt securities	444,184	316,014

Other financial assets
• Sundry debtors – foreclosure within the scope of the claim filed by the DGR against the City of Buenos Aires for differences in gross turnover tax.	827	827
Subtotal other financial assets	827	827

Loans and other financing – Non-financial sector and foreign residents
• Interests derived from contributions made as protector (2)	90,000	90,000
Subtotal Loans and other financing - Non-financial private sector and foreign residents	90,000	90,000

Financial assets delivered as guarantee
• Special guarantee checking accounts opened in Central Bank for transactions related to the electronic clearing houses and similar entities.	4,520,583	3,750,952
• Forward purchase for repo transactions.	2,034,516	2,993,719
• Guarantee deposits related to credit and debit card transactions.	573,688	592,890
• Other guarantee deposits.	5,279	6,450
Subtotal Other financial assets delivered as guarantee	7,134,066	7,344,011

Other non-financial assets
• Real property related to call options sold	115,888	222,023
Subtotal Other non-financial assets	115,888	222,023
Total	7,784,965	7,972,875

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to Sedesa the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)	In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made. The same correspond to the following risk funds: Garantizar SGR Risk Fund, Los Grobo SGR Risk Fund and Avaluar SGR Risk Fund as of June 30, 2018 and December 31, 2017.

Additionally, as of December 31, 2016, the amount of restricted assets was 3,877,051.

88

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

23.	TRUST AGREEMENTS

Note 24 to the condensed consolidated interim Financial Statements describes the different trust agreements according to the business purpose sought by the Bank, which may be summarized as follows:

1)	Financial trusts for investment purposes

Debt securities include mainly prepayments towards the placement price of trust securities of the financial trusts under public offerings, made by the Bank through underwriting agreements (Consubond, Garbarino, Secubono, Accicom, Mila, Credicuotas Consumo, Credimas, Pvcred and Naldo Lombardi). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting.

As of June 30, 2018 and December 31, 2017 and 2016 the debt securities administered by the Bank with investment purposes and certificate of participation in financial trusts total 1,023,502, 1,003,312 and 719,918, respectively.

According to the latest accounting information available as of the date of issuance of these condensed separate interim Financial Statements, the corpus assets of the trusts, exceed the carrying amount in the related proportions.

2)	Trusts created using financial assets transferred by the Bank

As of June 30, 2018 and December 31, 2017 and 2016, considering the latest available accounting information as of the date of the accompanying condensed separate interim Financial Statements, the assets managed through Macro Fiducia SA of this type of trusts amount to 69,444, 116,387 and 58,633, respectively.

3)	Trusts guaranteeing loans granted by the Bank

As of June 30, 2018 and December 31, 2017 and 2016, considering the latest available accounting information as of the date of the accompanying condensed separate interim Financial Statements, the assets managed by the Bank amount to 490,300, 328,268 and 451,569, respectively.

4)	Trusts in which the Bank acts as Trustee (Management)

As of June 30, 2018 and December 31, 2017 and 2016, considering the latest available accounting information as of the date of the accompanying Financial Statements, the assets managed by the Bank amount to 1,413,939, 1,302,687 and 1,396,421, respectively.

24.	COMPLIANCE WITH CNV STANDARDS

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV General Resolution 622, the Bank is registered with this agency as agent for the custody of collective investment products of mutual funds (AC PIC FCI for their acronyms in Spanish language), comprehensive clearing and settlement agent and trading agent (ALyC and AN – comprehensive, for their acronyms in Spanish language), financial trustee Agent (FF for its acronym in Spanish language ) and Guarantee Entity (in the process of being registered).

Additionally, the Bank’s shareholders’ equity exceeds the minimum amount required by this regulation, amounting to 32,000, as well as the minimum counterpart required of 11,000, which the Bank paid-in with government securities as described in Note 22 to the accompanying condensed separate interim Financial Statements.

In addition, Note 25.2 to the condensed consolidated interim Financial Statements presents the general policy of documents in custody, describing which information has been disclosed and delivered to third parties for custody.

89

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

25.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for June 2018 are listed below, indicating the balances as of month-end of the related items:

Description	Banco Macro SA

Cash and deposits in banks
Amounts in Central Bank accounts	35,343,995
Other debt securities
Government securities computable for the minimum cash requierements	3,373,000
Financial assets delivered as guarantee
Special guarantee accounts with the Central Bank	4,520,583
Total	43,237,578

26.	PENALTIES APPLIED TO THE FINANCIAL ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE CENTRAL BANK

Note 27 to the condensed consolidated interim Financial Statements describes the penalties applied and the proceedings filed by the Central Bank against the Bank, classified as follows:

-	Summary proceedings filed by the Central Bank
-	Penalties applied by the Central Bank
-	Penalties applied by the UIF

The Bank’s Management and its legal advisors consider no further significant accounting effects could arise from the final outcome of the above mentioned judicial proceedings other than those disclosed in the accompanying Financial Statements.

27.	ISSUANCE OF CORPORATE BONDS

Note 28 to the condensed consolidated interim Financial Statements describes liabilities for corporate bonds recognized by the Bank as of June 30, 2018 and December 31, 2017, under the terms and conditions therein expressed.

The liabilities amounts for corporate bonds recorded by the Bank in these condensed separate interim Financial Statements are as follows:

Corporate Bonds	Original value	Residual face value as of 06/30/2018	06/30/2018	12/31/2017

Subordinated Resettable – Class A	USD 400,000,000	USD 400,000,000	11,646,217	7,565,759
Non-subordinated – Class B	Ps. 4,620,570,000	Ps. 4,620,570,000	4,710,409	4,712,216
Non-subordinated – Class C	Ps. 3,207,500,000	Ps. 3,207,500,000	3,425,571
Total			19,782,197	12,277,975

Additionally, as of December 31, 2016, the Bank recognized Class A subordinated resettable corporate bonds for 6,376,537 and Class 2 non-subordinated corporate bonds for 1,745,851.

90

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

28.	ACCOUNTING ITEMS OUTSIDE THE BALANCE SHEET

In addition to the expressed in Note 4, the Bank recognizes different transactions outside its Balance sheet, pursuant to the Central Bank standards.

As of June 30, 2018 and December 31, 2017 and 2016, the main balances outside the Bank’s Balance sheet include the preferred and non-preferred guarantees received from customers, under the applicable rules in force in this matter, to secure the loans transactions and other financing, the value of which totals 43,174,628, 38,139,862 and 21,261,105, respectively; custody of government and private bonds and of other third-party assets, the value of which totals 88,117,824, 70,772,660 and 41,094,883, respectively; checks pending clearance amount to 1,279,844, 1,266,305 and 1,134,949, respectively and outstanding checks not yet paid amount to 2,670,988, 2,032,128 and 1,852,989, respectively.

29.	TAX AND OTHER CLAIMS

29.1. Tax claims

Note 30.1 to the consolidated Financial Statements describes the most relevant claims pending resolution and filed by AFIP and the tax authorities of the relevant jurisdiction.

The Bank’s Management and its legal advisors consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those disclosed in the accompanying Financial Statements.

29.2. Other claims

Note 30.2 to the consolidated financial statements describes the most relevant claims pending resolution and filed by the different consumer protection associations.

The Bank’s Management and its legal advisors consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those disclosed in the accompanying Financial Statements.

30.	RESTRICTION ON PROFIT DISTRIBUTION

Note 31 to the Condensed consolidated interim Financial Statements describes the main legal provisions regulating the restriction on profit distribution.

31.	CAPITAL MANAGEMENT AND CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISKS MANAGEMENTS

Note 32 to the condensed consolidated interim Financial Statements describes the main guidelines of the Bank as to capital management and corporate governance transparency policy and risks management.

Aditionally, the table below shows the minimum capital requirements effective for the month of June 2018, together with the integration thereof (computable equity) as of the end of such month:

Description	06/30/2018
Minimum capital requirements	15,975,395
Computable equity	55,839,473
Capital surplus	39,864,078

91

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 34)

(Figures expressed in thousands of Pesos)

32.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT OF THE FINANCIAL AND CAPITAL SYSTEM

The international macroeconomic environment in general and the one in which the Bank operates and its impacts are described in Note 34 to the Condensed consolidated interim Financial statements.

33.	EVENTS AFTER REPORTING PERIOD

No events occurred between the end of the reporting period and the issuance of the accompanying interim Financial Statements that may materially affect the financial position or the profit and loss for the period, not disclosed in the accompanying condensed separate interim Financial Statements.

34.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These condensed separate interim Financial Statements are presented in accordance with the accounting framework established by the Central, as mention in Note 3. These accounting standards may not conform with accounting principles generally accepted in other countries.

Delfin Jorge Ezequiel Carballo Chairman
92

EXHIBIT A

SEPARATE DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Holdings				Position
	06/30/2018			12/31/2017	06/30/2018
Name	Fair Value	Fair Value Level	Book balance	Book balance	Position without options	Options	Final position
DEBT SECURITIES AT FAIR VALUE TROUGH PROFIT OR LOSS

- Local
Government securities
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033		1	322,442	89,691	322,442		322,442
Debt Securities of Province of Río Negro in pesos - Badlar Private + 500 basis point - Maturity: 07-06-2020		2	115,131	281,881	115,131		115,131
Consolidation bonds in pesos 8° Serie - Maturity: 10-04-2022		1	109,230	105,882	109,230		109,230
Federal government treasury bonds in pesos - Maturity: 10-03-2021		1	100,390		100,390		100,390
Par bonds denominated in pesos - Maturity: 12-31-2038		1	74,456	38,677	74,456		74,456
Federal government bonds in pesos - Badlar Private + 200 basis point - Maturity 04-03-2022		1	55,108	292	55,108		55,108
Consolidation bonds in pesos 6° Serie at 2% - Maturity: 03-15-2024		1	50,762	4	50,762		50,762
Federal government bonds in US dollars 7.25% - Maturity: 04-22-2026		2	46,611		46,611		46,611
Secured bonds in pesos - Badlar Private + 250 basis point - Maturity: 03-11-2019		1	30,462	3,012	30,462		30,462
Federal government bonds in US dollars 8.75% - Maturity: 05-07-2024		1	30,188	8,934	30,188		30,188
Other			103,135	191,033	175,720		175,720

Subtotal local government securities			1,037,915	719,406	1,110,500		1,110,500

Private securities
Debt Securities in Financial Class A Consubond 143		3	104,099		104,099		104,099
Debt Securities in Financial Trusts Chubut Regalías Hidrocarburíferas - Maturity: 07-01-2020		3	47,874	34,932	47,874		47,874
Securities of public service companies		3	1,070	909	1,070		1,070
Corporate Bonds Banco de Inversión y Comercio Exterior S.A. Class 6				98,602
Corporate Bonds Inversora Juramento S.A. Class 6				80,938
Corporate Bonds Rombo Compañía Financiera S.A. Series 38				40,584

Subtotal local private securities			153,043	255,965	153,043		153,043

TOTAL DEBT SECURITIES AT FAIR VALUE TROUGH PROFIT OR LOSS			1,190,958	975,371	1,263,543		1,263,543

Delfin Jorge Ezequiel Carballo Chairman
93

EXHIBIT A

(Continued)

SEPARATE DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Holdings				Position
	06/30/2018			12/31/2017	06/30/2018
Name	Fair Value	Fair Value Level	Book balance	Book balance	Position without options	Options	Final position
OTHER DEBT SECURITIES
Measured at fair value thought other comprehensive income
- Local
Government securities
International bonds of the Argentina Republic in US dollars at 7.125 - Maturity: 06-28-2117		1	66,600		66,600		66,600
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033		1	7,238		7,238		7,238
Consolidation bonds in pesos 8° Serie - Maturity: 10-04-2022				49,726
Subtotal local government securities			73,838	49,726	73,838		73,838

Central Bank of Argentina Bills
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-18-2018		1	31,584,972	175,645	33,071,625		33,071,625
Central Bank of Argentina Internal Bills in pesos – Maturity: 08-15-2018		1	5,032,299	777	5,507,577		5,507,577
Central Bank of Argentina Internal Bills in pesos – Maturity: 09-19-2018		1	875,153	6,949	875,153		875,153
Central Bank of Argentina Internal Bills in pesos – Maturity: 11-21-2018		1	103		103		103
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-17-2018		1	82		82		82
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-21-2018				6,333,072
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-17-2018				6,045,824
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-16-2018				5,769,624
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-18-2018				5,626,984
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-21-2018				5,341,770
Other				3,329,550
Subtotal Central Bank of Argentina Bills			37,492,609	32,630,195	39,454,540		39,454,540

Total Other debt securities measured at fair value thought other comprehensive income			37,566,447	32,679,921	39,528,378		39,528,378

Measured at amortized cost
- Local
Debt securities
International bonds of the Argentina Republic in pesos - Fix rate 26 - Maturity: 11-21-2020	3,375,965	2	3,395,630		3,395,630		3,395,630
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033	116,506	1	121,368	117,454	121,368		121,368
Secured bonds in pesos under Presidential Decree No. 1579/02 at 2% - Maturity: 02-04-2018				4,270

Subtotal local Debt secutities	3,492,471		3,516,998	121,724	3,516,998		3,516,998

Private securities
Financial Trust Underwriting Naldo Lombardi	89,064	3	89,064		89,064		89,064
Financial Trust Underwriting Mila	72,603	3	72,603	32,955	72,603		72,603
Financial Trust Underwriting PVCRED	60,647	3	60,647		60,647		60,647
Financial Trust Underwriting Credicuotas Consumo	57,713	3	57,713	50,223	57,713		57,713
Financial Trust Underwriting Accicom Préstamos Personales	5,898	3	5,898	51,041	5,898		5,898
Financial Trust Underwriting Consubond				360,363
Financial Trust Underwriting Secubono				110,554
Financial Trust Underwriting Garbarino				68,070
Financial Trust Underwriting Agrocap				46,482
Financial Trust Underwriting Best Consumer Directo				32,136
Other				57,732

Subtotal local Private securities	285,925		285,925	809,556	285,925		285,925

Total other debt securities measured at amortized cost			3,802,923	931,280	3,802,923		3,802,923

TOTAL OTHER DEBT SECURITIES	3,778,396		41,369,370	33,611,201	43,331,301		43,331,301

Delfin Jorge Ezequiel Carballo Chairman
94

EXHIBIT A

(Continued)

SEPARATE DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Holdings				Position
	06/30/2018			12/31/2017	06/30/2018
Name	Fair Value	Fair Value Level	Book balance	Book balance	Position without options	Options	Final position
Equity Instruments

Measured at fair value trough profit or loss
Local
Mercado Abierto Electrónico S.A.		3	22,292	18,441	22,292		22,292
C.O.E.L.S.A.		3	4,826	3,048	4,826		4,826
Sedesa		3	3,975	3,909	3,975		3,975
Argentina Clearing S.A.		3	3,217	3,217	3,217		3,217
Mercado a Término Rosario S.A.		3	2,569	2,569	2,569		2,569
Sanatorio Las Lomas S.A.		3	600	404	600		600
Proin S.A.		3	513	513	513		513
Provincanje S.A.		3	379	271	379		379
El Taura S.A.		3	185	185	185		185
Argencontrol S.A.		3	179	184	179		179
Other			262	141	262		262
Subtotal local			38,997	32,882	38,997		38,997

Foreign
Banco Latinoamericano de Comercio Exterior S.A.		1	5,187	3,688	5,187		5,187
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales		3	740	315	740		740

Subtotal foreign			5,927	4,003	5,927		5,927

Total measured at fair value trough profit or loss			44,924	36,885	44,924		44,924

Total Equity Instruments			44,924	36,885	44,924		44,924

TOTAL GOVERNMENT AND PRIVATE SECURITIES			42,605,252	34,623,457	44,639,768		44,639,768

As of December 31, 2016, debt securities at fair value through profit or loss amounted to 275,386, Other Debt Securities to 17,974,087 and Equity instruments to 337,309.

Delfin Jorge Ezequiel Carballo Chairman
95

EXHIBIT B

SEPARATE CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	06/30/2018	12/31/2017	12/31/2016

COMMERCIAL

In normal situation	58,716,286	48,622,186	34,128,374
With Senior “A” guarantees and counter-guarantees	3,355,302	3,795,181	2,538,782
With Senior “B” guarantees and counter-guarantees	9,182,153	7,426,689	5,119,268
Without Senior guarantees or counter-guarantees	46,178,831	37,400,316	26,470,324

Subject to special monitoring	293,684	298,886	27,887
In observation
With Senior “A” guarantees and counter-guarantees	3,484	6,042
With Senior “B” guarantees and counter-guarantees	71,681	66,613	18,875
Without Senior guarantees or counter-guarantees	218,519	226,231	9,012

Troubled	195,236	37,164	50,039
With Senior “A” guarantees and counter-guarantees	450	3,441
With Senior “B” guarantees and counter-guarantees	98,003	22,971	50,039
Without Senior guarantees or counter-guarantees	96,783	10,752

With high risk of insolvency	171,609	143,881	137,431
With Senior “A” guarantees and counter-guarantees	3,178	729	1,882
With Senior “B” guarantees and counter-guarantees	129,522	86,437	61,374
Without Senior guarantees or counter-guarantees	38,909	56,715	74,175

Irrecoverable	437		4
Without Senior guarantees or counter-guarantees	437		4

Subtotal Commercial	59,377,252	49,102,117	34,343,735

Delfin Jorge Ezequiel Carballo Chairman
96

EXHIBIT B

(Continued)

SEPARATE CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	6/30/2018	12/31/2017	12/31/2016

CONSUMER AND MORTGAGE

Performing	86,303,182	74,624,457	48,698,468
With Senior “A” guarantees and counter-guarantees	1,888,617	2,129,722	767,733
With Senior “B” guarantees and counter-guarantees	9,542,256	6,847,800	2,483,434
Without Senior guarantees or counter-guarantees	74,872,309	65,646,935	45,447,301

Low risk	1,362,407	941,697	502,812
With Senior “A” guarantees and counter-guarantees	26,027	6,359	1,486
With Senior “B” guarantees and counter-guarantees	60,325	31,801	20,622
Without Senior guarantees or counter-guarantees	1,276,055	903,537	480,704

Medium risk	870,563	544,375	390,339
With Senior “A” guarantees and counter-guarantees	6,231	1,447	3,188
With Senior “B” guarantees and counter-guarantees	15,967	13,506	7,634
Without Senior guarantees or counter-guarantees	848,365	529,422	379,517

High risk	541,219	397,696	268,927
With Senior “A” guarantees and counter-guarantees	2,016	496	2,099
With Senior “B” guarantees and counter-guarantees	23,933	18,106	20,284
Without Senior guarantees or counter-guarantees	515,270	379,094	246,544

Irrecoverable	186,306	139,268	87,190
With Senior “A” guarantees and counter-guarantees	371
With Senior “B” guarantees and counter-guarantees	18,358	17,924	16,642
Without Senior guarantees or counter-guarantees	167,577	121,344	70,548

Irrecoverable according to Central Bank's rules	484	206	210
Without Senior guarantees or counter-guarantees	484	206	210

Subtotal consumer and mortgage	89,264,161	76,647,699	49,947,946
Total	148,641,413	125,749,816	84,291,681

This exhibit disclosures the contractual figures in accordance as established by Central Bank. The conciliation with the condensed separated interim balance sheet, is listed below:

	As of 06/30/2018	As of 12/31/2017	As of 12/31/2016
Loans and other financing	143,296,147	122,173,846	81,475,324
+ Allowances for loans and other financing losses	3,074,940	2,470,302	1,662,752
+ Adjustment NIIF	253,830	279,293	233,242
+ Debt securities of financial trust - Measurement at amortized cost	288,813
+ Corporate bonds		226,598	277,666
Guarantees provided and contingent liabilities	1,727,683	599,777	642,697
Total computable concepts	148,641,413	125,749,816	84,291,681

Delfin Jorge Ezequiel Carballo Chairman
97

EXHIBIT C

SEPARATE CONCENTRATION OF LOANS AND FINANCING-FACILITIES

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	06/30/2018		12/31/2017		12/31/2016
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	11,704,861	7.87	11,151,842	8.87	6,353,953	7.54
50 next largest customers	15,786,059	10.62	11,488,939	9.14	8,920,400	10.58
100 next largest customers	9,808,056	6.60	7,505,554	5.97	5,525,254	6.55
Other customers	111,342,437	74.91	95,603,481	76.02	63,492,074	75.33

Total (1)	148,641,413	100.00	125,749,816	100.00	84,291,681	100.00

(1)	See Exhibit B

Delfin Jorge Ezequiel Carballo Chairman
98

EXHIBIT D

SEPARATE BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector - Central Bank	212	52,346	305,172	326,580	624,373	943,173	643,120	2,894,976

Financial sector		2,077,667	337,751	374,487	767,441	1,018,746	55,823	4,631,915

Non-financial private sector and foreign residents	1,088,888	43,444,961	17,871,178	17,951,618	22,941,106	30,813,182	58,959,566	193,070,499

Total	1,089,100	45,574,974	18,514,101	18,652,685	24,332,920	32,775,101	59,658,509	200,597,390

SEPARATE BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF DECEMBER 31, 2017

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector - Central Bank		51,131	219,501	183,337	543,855	982,347	876,255	2,856,426

Financial sector		1,844,657	450,276	710,764	755,578	1,005,476	228,185	4,994,936

Non-financial private sector and foreign residents	847,585	34,163,062	17,642,583	16,550,145	18,000,025	26,527,720	46,828,878	160,559,998

Total	847,585	36,058,850	18,312,360	17,444,246	19,299,458	28,515,543	47,933,318	168,411,360

Delfin Jorge Ezequiel Carballo Chairman
99

EXHIBIT D

(Continued)

SEPARATE BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector - Central Bank		747,993	124,713	384,876	142,487	272,196	230,432	1,902,697

Financial sector		403,961	453,069	486,055	384,924	239,092	52,674	2,019,775

Non-financial private sector and foreign residents	512,311	27,908,295	12,322,113	11,244,077	12,270,971	16,758,463	22,362,248	103,378,478

Total	512,311	29,060,249	12,899,895	12,115,008	12,798,382	17,269,751	22,645,354	107,300,950

This exhibit disclosoures contractual future cash flows that included interests and accesories to be accrued until maturity of the contracts.

Delfin Jorge Ezequiel Carballo Chairman
100

EXHIBIT F

SEPARATE CHANGE IN PROPERTY, PLANT AND EQUIPMENT

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Origination Value at beginning	Useful life			Depreciation for the period				Residual value at
Item	of fiscal year	estimated in years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	end of the period
Cost measurement
Buildings	4,096,890	50	159,716	101,574	339,529	9,154	43,933	374,308	3,780,724
Furniture and facilities	339,327	10	10,800	951	126,282		16,418	142,700	206,476
Machinery and equipment	939,919	5	204,916	110,655	509,167		86,990	596,157	438,023
Vehicles	109,825	5	13,365	3,502	75,696	2,767	8,434	81,363	38,325
Work in progress	2,068,485		604,669	31,971					2,641,183

Total property, plant and equipment	7,554,446		993,466	248,653	1,050,674	11,921	155,775	1,194,528	7,104,731

SEPARATE CHANGE IN PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2017

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Origination Value at				Depreciation for the fiscal year				Residual
Item	beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	Of the fiscal year	At the end	value at end of the fiscal year
Cost measurement
Buildings (1)	4,066,401	50	38,307	7,818	216,134	25,896	66,260	256,498	3,840,392
Furniture and facilities	302,023	10	37,304		94,493		31,789	126,282	213,045
Machinery and equipment	713,262	5	229,575	2,918	370,753	2,548	140,962	509,167	430,752
Vehicles	91,142	5	23,587	4,904	65,079	3,800	14,417	75,696	34,129
Work in progress	1,210,316		899,056	40,887					2,068,485

Total property, plant and equipment	6,383,144		1,227,829	56,527	746,459	32,244	253,428	967,643	6,586,803

As of December 31, 2016, the deemed cost of the Bank´s buildings amounted to 3,837,616 and the adjustment for this concept up to 3,081,894.

Delfin Jorge Ezequiel Carballo Chairman
101

EXHIBIT F

(Continued)

SEPARATE CHANGE IN INVESTMENT PROPERTY

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Origination Value at beginning	Useful life			Depreciation for the period				Residual value at
Item	of fiscal year	estimated in years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	end of the period
Cost measurement
Others investment properties	1,935,289	50	296,544	517,551	15,611	1,736	2,733	16,608	1,697,674

Total investment property	1,935,289		296,544	517,551	15,611	1,736	2,733	16,608	1,697,674

SEPARATE CHANGE IN INVESTMENT PROPERTY

AS OF DECEMBER 31, 2017

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Origination Value at				Depreciation for the fiscal year				Residual
Item	beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	Of the fiscal year	At the end	value at end of the fiscal year
Cost measurement
Others investment properties (1)	1,726,340	50	237,381	28,432	17,879	7,784	5,516	15,611	1,919,678

Total investment property	1,726,340		237,381	28,432	17,879	7,784	5,516	15,611	1,919,678

As of December 31, 2016, the deemed cost of the Bank´s buildings amounted to 2,891,947 and the adjustment for this concept up to 2,353,159. Part of this adjustment is recorded on Property, Plant and Equipment in Work in progress.

Delfin Jorge Ezequiel Carballo Chairman
102

EXHIBIT G

INDIVIDUAL CHANGE IN INTANGIBLE ASSETS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Origination Value at beginning	Useful life			Depreciation for the period				Residual value at
Item	of fiscal year	estimated in years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	end of the period
Cost measurement
Licenses	312,484	5	74,080	6,064	163,527		22,510	186,037	194,463
Other intangible assets	1,361,934	5	51,946		718,353	206,790	123,733	635,296	778,584

Total intangible assets	1,674,418		126,026	6,064	881,880	206,790	146,243	821,333	973,047

INDIVIDUAL CHANGE IN INTANGIBLE ASSETS

AS OF DECEMBER 31, 2017

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Origination Value at				Depreciation for the fiscal year				Residual
Item	beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	Of the fiscal year	At the end	value at end of the fiscal year
Cost measurement
Goodwill - Bussiness combination	20,609		35,596	56,205
Licenses	161,335	5	151,289	140	54,331	2	43,400	97,729	214,755
Other intangible assets	1,023,323	5	645,135	306,524	515,675	156,867	359,545	718,353	643,581

Total investment property	1,205,267		832,020	362,869	570,006	156,869	402,945	816,082	858,336

Delfin Jorge Ezequiel Carballo Chairman
103

EXHIBIT H

SEPARATE DEPOSIT CONCENTRATION

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	06/30/2018		12/31/2017		12/31/2016
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	12,510,721	7.58	8,879,036	6.69	6,187,859	6.04
50 next largest customers	8,652,470	5.24	6,701,842	5.05	6,415,928	6.26
100 next largest customers	5,455,304	3.31	4,617,386	3.48	3,954,135	3.86
Other customers	138,397,964	83.87	112,517,910	84.78	85,940,701	83.84

Total	165,016,459	100.00	132,716,174	100.00	102,498,623	100.00

Delfin Jorge Ezequiel Carballo Chairman
104

EXHIBIT I

SEPARATE BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	140,149,530	20,509,748	3,975,160	1,585,970	77,468	10,231	166,308,107

From the non-financial government sector	12,712,722	985,836	264,634	18,165	29		13,981,386
From the financial sector	125,371						125,371
From the non-financial private sector and foreign residents	127,311,437	19,523,912	3,710,526	1,567,805	77,439	10,231	152,201,350

Derivative instruments	28,425	2,825	2,901				34,151

Repo Transactions	1,831,112						1,831,112

Other financial institutions	1,831,112						1,831,112
Other financial liabilities	9,984,358	17,151	10,513	15,818	24,234	152,239	10,204,313

Financing received from the Central Bank of Argentina and other financial institutions	504,708	644,278	441,244	83,913	89,444	168,174	1,931,761

Issued corporate bonds	206,929		589,783	824,565	1,653,749	10,288,110	13,563,136

Subordinated corporate bonds			369,951	389,633	779,266	16,609,908	18,148,758

Total	152,705,062	21,174,002	5,389,552	2,899,899	2,624,161	27,228,662	212,021,338

This exhibit disclosoures contractual future cash flows that included interests and accesories to be accrued until maturity of the contracts.

Delfin Jorge Ezequiel Carballo Chairman
105

EXHIBIT I

(Continued)

SEPARATE BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2017

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	113,423,914	17,903,144	2,517,574	525,834	27,666	7,458	134,405,590

From the non-financial government sector	8,897,189	419,219	242,413	963	17,565		9,577,349
From the financial sector	81,357						81,357
From the non-financial private sector and foreign residents	104,445,368	17,483,925	2,275,161	524,871	10,101	7,458	124,746,884

Liabilities at fair value through profit or loss	6,450						6,450

Derivative instruments	23,107						23,107

Repo Transactions	2,688,093						2,688,093

Other financial institutions	2,688,093						2,688,093
Other financial liabilities	9,601,982	21,720	10,720	16,518	25,559	163,965	9,840,464

Financing received from the Central Bank of Argentina and other financial institutions	927,139	91,695	11,605	15,967	34,289	94,109	1,174,804

Issued corporate bonds			119,044			4,620,570	4,739,614

Subordinated corporate bonds			80,260			7,509,680	7,589,940

Total	126,670,685	18,016,559	2,739,203	558,319	87,514	12,395,782	160,468,062

This exhibit disclosoures contractual future cash flows that included interests and accesories to be accrued until maturity of the contracts.

Delfin Jorge Ezequiel Carballo Chairman
106

EXHIBIT I

(Continued)

SEPARATE BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2016

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	86,801,634	15,016,867	1,669,383	311,924	8,678	3,413	103,811,899

From the non-financial government sector	4,904,400	851,853	209,803	86,529	117		6,052,702
From the financial sector	55,860						55,860
From the non-financial private sector and foreign residents	81,841,374	14,165,014	1,459,580	225,395	8,561	3,413	97,703,337

Repo Transactions	1,095,634						1,095,634

Other financial institutions	1,095,634						1,095,634
Other financial liabilities	5,197,724	480,634	6,909	6,868	10,826	147,157	5,850,118

Financing received from the Central Bank of Argentina and other financial institutions	85,690	49,164	90,378	14,207	9,867	12,780	262,086

Issued corporate bonds		1,758,053					1,758,053

Subordinated corporate bonds			213,978	213,978	427,955	9,763,723	10,619,634

Total	93,180,682	17,304,718	1,980,648	546,977	457,326	9,927,073	123,397,424

This exhibit disclosoures contractual future cash flows that included interests and accesories to be accrued until maturity of the contracts.

Delfin Jorge Ezequiel Carballo Chairman
107

EXHIBIT J

SEPARATE CHANGES IN PROVISIONS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Balances at beginning of		Decreases
Breakdown	fiscal year	Increases	Charge off	06/30/2018	12/31/2017	12/31/2016

For Administrative, disciplinary and criminal sanctions	718			718	718	9,110

Other	595,277	317,921	234,096	679,102	595,277	242,256

Total Provisions	595,995	317,921	234,096	679,820	595,995	251,366

Delfin Jorge Ezequiel Carballo Chairman
108

EXHIBIT K

SEPARATE COMPOSITION OF CAPITAL STOCK

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

Shares				Capital stock

		Face	Votes per	Issued
Class	Stock number	Value	share	Outstanding	Paid in

Registered common stock A	11,235,670	1	5	11,236	11,236

Registered common stock B	658,427,351	1	1	658,427	658,427

Total	669,663,021			669,663	669,663

SEPARATE COMPOSITION OF CAPITAL STOCK

AS OF DECEMBER 31, 2017

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

Shares				Capital stock

		Face	Votes per	Issued
Class	Stock number	Value	share	Outstanding	Paid in

Registered common stock A	11,235,670	1	5	11,236	11,236

Registered common stock B	658,427,351	1	1	658,427	658,427

Total	669,663,021			669,663	669,663

Delfin Jorge Ezequiel Carballo Chairman
109

EXHIBIT K

(Continued)

SEPARATE COMPOSITION OF CAPITAL STOCK

AS OF DECEMBER 31, 2016

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

Shares				Capital stock

			Votes per	Issued
Class	Stock number	Face Value	share	Outstanding	Paid in

Registered common stock A	11,235,670	1	5	11,236	11,236

Registered common stock B	573,327,358	1	1	573,327	573,327

Total	584,563,028			584,563	584,563

Delfin Jorge Ezequiel Carballo Chairman
110

EXHIBIT L

SEPARATE FOREIGN CURRENCY BALANCES

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	06/30/2018					12/31/2017	12/31/2016
	Total Parent
	company and	Total per currency
Items	local branches	US dollar	Euro	Real	Other	Total	Total
ASSETS
Cash and deposits in banks	25,836,890	25,650,053	127,618	18,821	40,398	19,751,378	20,074,325
Debt securities at fair value through profit or loss	201,875	201,875				50,860	12,734
Other financial assets	1,024,014	1,024,013			1	681,269	333,169
Loans an other financing	27,657,354	27,657,354				18,651,478	10,105,068
Other financial institutions	254,735	254,735				175,116	94,834
From the non-financial private sector and
foreign residents	27,402,619	27,402,619				18,476,362	10,010,234
Other debt securities	66,600	66,600				46,482	937,900
Financial assets delivered as guarantee	572,580	572,580				240,882	95,174
Investments in equity instruments	5,927	5,927				4,002	3,578
Investments in subsidieries, associates and joint ventures	1,124,246	1,124,246				912,766	823,876

Total Assets	56,489,486	56,302,648	127,618	18,821	40,399	40,339,117	32,385,824

LIABILITIES
Deposits	46,141,940	46,141,940				29,799,489	21,793,774
Non-financial government sector	2,460,707	2,460,707				3,794,318	536,942
Financial sector	77,408	77,408				45,895	27,972
Non-financial private sector and foreign residents	43,603,825	43,603,825				25,959,276	21,228,860
Other financial liabilities	1,963,221	1,896,731	63,388		3,102	1,182,283	876,089
Financing from BCRA and other financial Institutions	1,180,106	1,180,106				887,321	131,361
Issued corporate bonds							1,745,851
Subordinated corporate bonds	11,646,217	11,646,217				7,565,759	6,376,537
Other non-financial liabilities	22,022	22,022				45,920	61

Total Liabilities	60,953,506	60,887,016	63,388		3,102	39,480,772	30,923,673

Delfin Jorge Ezequiel Carballo Chairman
111

EXHIBIT O

SEPARATE DERIVATIVE FINANCIAL INSTRUMENTS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter-party	Originally agreed weighted monthly average term	Residual weighted monthly average term	Weighted daily average term settlement of differences	Amount

Futures	Intermediation - own account	Foreign currency	Daily settlement of differences	MAE (over-the-counter electronic market)	1	1	1	658,347

Futures	Intermediation - own account	Foreign currency	Daily settlement of differences	ROFEX (over-the-counter electronic market) electronic market)	2	2	1	821,073

Forward	Intermediation - own account	Foreign currency	Maturity settlement of differences	Over The Counter - Residents in Argentina - Non-financial sector	3	2	30	1,030,573

Options	Intermediation - own account	Other	With delivery of underlying asset	Over The Counter - Residents in Argentina - Non-financial sector	12	5		199,146

Repo transactions	Intermediation - own account	Federal government securities	With delivery of underlying asset	Other markets in the country	1	1		2,212,252

Delfin Jorge Ezequiel Carballo Chairman
112

EXHIBIT Q

SEPARATE BREAKDOWN OF PROFIT OR LOSS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Net financial Income/ Expense
	Obligatory measurement
Items	Quarter ended 06/30/2018	Accumulated from beginning of period up to 06/30/2018

For measurement of financial assets at fair value through profit or loss
Profit or loss from government securities	35,589	84,963
Profit or loss from private securities	3,554	22,335
Profit or loss investment in derivative financing instruments
Fowards transactions	(3,841)
Profit or loss from other financial assets	12,272	28,330
From investment in equity instruments	1,962	6,115
Loss (Profit) from sold assets liabilities at fair value	(128,587)	(39,616)
Profit or loss from derivative financial instruments
Fowards transactions	(5,970)	(5,970)

Total	(85,021)	96,157

Delfin Jorge Ezequiel Carballo Chairman
113

EXHIBIT Q

(Continued)

SEPARATE BREAKDOWN OF PROFIT OR LOSS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Net financial Income/ Expense
Interest and adjustment for the aplication of the efective interest rate of financial assets measured at amortized cost	Quarter ended 06/30/2018	Accumulated from beginning of period up to 06/30/2018

Interest income
For cash and bank deposits	1,991	4,952
For government securities	27,090	30,127
For debt securities	49,753	100,021
For loans and other financing
Financial sector	339,001	556,438
Non-financial private sector
Overdrafts	955,080	1,729,824
Mortgage loans	730,301	1,264,292
Pledge loans	138,444	282,855
Personal loans	4,113,855	7,893,947
Credit cards	1,425,203	2,669,474
Financial leases	34,275	68,542
Other	1,662,667	3,165,445
Foreign residents
for repo transactions
Cental Bank of Argentina	7,068	21,248
Other financial institutions	38,698	58,244

Total	9,523,426	17,845,409

Interest expenses
from deposits
Non-financial private sector
Saving accounts	62,204	113,967
Time deposits and investments accounts	3,499,567	6,199,003
for financing received from Central Bank of Argentina and other financial institutions	19,885	33,098
for repo transactions
Other financial institutions	24,342	55,312
for other financial liabilities	3,452	5,331
for issued corporate bonds	422,246	623,074
for subordinated corporate bonds	174,356	313,406

Total	4,206,052	7,343,191

Delfin Jorge Ezequiel Carballo Chairman
114

EXHIBIT Q

(Continued)

SEPARATE BREAKDOWN OF PROFIT OR LOSS

AS OF JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Income for the period		Other comprehensive income
Interest and adjustment for the aplication of the efective interest rate of financial assets measured at fair value through other comprehensive income	Quarter ended 06/30/2018	Accumulated from beginning of period up to 06/30/2018	Quarter ended 06/30/2018	Accumulated from beginning of period up to 06/30/2018

From debt government securities	3,060,349	5,124,065	(33,092)	(88,570)
Total	3,060,349	5,124,065	(33,092)	(88,570)

	Income for the period
Commissions income	Quarter ended 06/30/2018	Accumulated from beginning of period up to 06/30/2018

Commissions related to obligations	1,852,099	3,474,039
Commissions related to credits	24,315	41,424
Commissions related to loans commiments and financial guarantees	45	453
Commissions related to securities value	25,366	47,098
Commissions related to trading and foreign Exchange transactions	50,804	92,178
	1,952,629	3,655,192

	Income for the period
Commissions Expense	Quarter ended 06/30/2018	Accumulated from beginning of period up to 06/30/2018

Commissions related to transactions to debt securities	76	208
Other	187,150	344,634
	187,226	344,842

Delfin Jorge Ezequiel Carballo Chairman
115

EXHIBIT Q

(Continued)

SEPARATE BREAKDOWN OF PROFIT OR LOSS

AS OF JUNE 30, 2017

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Net financial Income/ Expense
	Obligatory measurement
Items	Quarter ended 06/30/2017	Accumulated from beginning of period up to 06/30/2017

For measurement of financial assets at fair value through profit or loss
Profit or loss from government securities	80,121	80,121
Profit or loss from private securities	466
Profit or loss from other financial assets	9,318	12,316
Loss (Profit) from sold assets at fair value	(218)	5,278
For measurement of financial liabilities at fair value through profit or loss
Profit or loss from derivative financial instruments
Fowards transactions	(6,522)	(14,667)

Total	83,165	83,048

Delfin Jorge Ezequiel Carballo Chairman
116

EXHIBIT Q

(Continued)

SEPARATE BREAKDOWN OF PROFIT OR LOSS

AS OF JUNE 30, 2017

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Net financial Income/ Expense
Interest and adjustment for the aplication of the efective interest rate of financial assets measured at amortized cost	Quarter ended 06/30/2017	Accumulated from beginning of period up to 06/30/2017

Interest income
For cash and bank deposits	772	899
For private securities	49,841	114,789
Financial sector	97,780	197,154
Non-financial private sector
Overdrafts	618,336	1,266,943
Mortgage loans	180,576	347,769
Pledge loans	112,511	215,994
Personal loans	2,810,359	5,406,313
Credit cards	989,957	1,964,639
Financial leases	24,883	46,333
Other	962,709	1,857,545
for repo transactions
Cental Bank of Argentina	33,924	431,805
Other financial institutions	6,054	13,642

Total	5,887,702	11,863,825

Interest expenses
From deposits
Non-financial private sector
Saving accounts	24,992	47,902
Time deposits and investments accounts	1,942,239	3,846,954
for Financing received from Central Bank of Argentina and other financial institutions	8,379	14,475
for repo transactions
Other financial institutions	10,981	30,215
for other financial liabilities	1,886	15,007
for issued corporate bonds	90,201	90,201
for subordinated corporate bonds	99,229	210,550

Total	2,177,907	4,255,304

Delfin Jorge Ezequiel Carballo Chairman
117

EXHIBIT Q

(Continued)

SEPARATE BREAKDOWN OF PROFIT OR LOSS

AS OF JUNE 30, 2017

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Income for the period		Other comprehensive income
Interest and adjustment for the aplication of the efective interest rate of financial assets measured at fair value through other comprehensive income	Quarter ended 06/30/2017	Accumulated from beginning of period up to 06/30/2017	Quarter ended 06/30/2017	Accumulated from beginning of period up to 06/30/2017

From debt government securities	1,138,842	1,866,541	(9,258)	3,952
Total	1,138,842	1,866,541	(9,258)	3,952

	Income for the period
Commissions income	Quarter ended 06/30/2017	Accumulated from beginning of period up to 06/30/2017

Commissions related to obligations	1,455,441	2,723,096
Commissions related to credits	35,985	53,929
Commissions related to loans commiment and financial guarantees	1,148	1,663
Commissions related to securities value	16,568	27,381
Commissions related to transactions trade and foreign Exchange transactions	37,088	69,527
	1,546,230	2,875,596

	Income for the period
Commissions Expense	Quarter ended 06/30/2017	Accumulated from beginning of period up to 06/30/2017

Commissions related to transactions to debt securities	25	25
Other	152,373	290,332
	152,398	290,357

Delfin Jorge Ezequiel Carballo Chairman
118

EXHIBIT R

VALUE CORRECTION FOR CREDIT LOSSES - SEPARATES ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish - See Note 34)

(Figures stated in thousands of pesos)

	Balances at beginning of the		Decreases
Item	fiscal year	Increases	Reversals	Charge off	06/30/2018	12/31/2017	12/31/2016

Other financial assets	4,916	981		1,231	4,666	4,916	4,147
Loans and other financing
Other financial institutions	31,251	123	4,701		26,673	31,251	17,256
To the non-financial private sector and foreign residents
Overdrafts	138,311	60,260	6,074	22,544	169,953	138,311	133,644
Documents	200,750	70,533	646	14,794	255,843	200,750	123,881
Mortgage loans	146,296	88,138	12,007	8,634	213,793	146,296	70,570
Pledge loans	73,070	8,759	3,681	19,041	59,107	73,070	40,717
Personal loans	1,055,897	613,616	267	324,951	1,344,295	1,055,897	683,837
Credit cards	557,682	257,777	896	124,574	689,989	557,682	406,779
Financial leases	6,487	87	873		5,701	6,487	3,994
Other	260,558	100,277	919	50,330	309,586	260,558	182,075
Other debt securities		2,888			2,888

Total of allowances	2,475,218	1,203,439	30,064	566,099	3,082,494	2,475,218	1,666,900

Delfin Jorge Ezequiel Carballo Chairman
119

REVIEW REPORT ON CONDENSED CONSOLIDATED INTERIM-PERIOD FINANCIAL STATEMENTS

To the Directors of

BANCO MACRO S.A.

Registered office: Sarmiento 447

City of Buenos Aires

I.	Report on the financial statements

Introduction

1.	We have reviewed the accompanying condensed consolidated interim financial statements of BANCO MACRO S.A. (“the Bank”), and its subsidiaries which comprise: (a) the consolidated balance sheet as of June 30, 2018, (b) the consolidated statements of income and other comprehensive income for the three and six months periods ended June 30, 2018 and the statement of changes in shareholders’ equity and cash flows for the six-month period then ended, and (c) explanatory notes and other supplementary information.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

2.	The Bank’s Management and Board of Directors are responsible for the preparation and presentation of the consolidated financial statements in accordance with the accounting framework established by the BCRA (Central Bank of Argentina), which, as mentioned in Note 3. to the accompanying financial statements, are based on the International Financial Reporting Standards (“IFRS”), and in particular for the condensed interim financial statements in the International Accounting Standard 34 "Intermediate Financial Reporting", as those standards were issued by the International Accounting Standards Board ("IASB") and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCA for its Spanish acronym) and with the only exception of section 5.5. "Impairment" of IFRS 9 "Financial Instruments", which was temporarily excluded by the BCRA from the accounting framework applicable to financial institutions. The Bank’s Management and Board of Directors and are also responsible for performing the internal control procedures that they may deem necessary to allow for the preparation of consolidated financial information of interim-period that are free from material misstatements, either due to errors or irregularities.

Auditor’s responsibility

3.	Our responsibility is to express a conclusion on the financial statements mentioned in paragraph 1. based on our review, which was performed in accordance with the standards of the Argentine Federation of Professional Councils in Economic Sciences Technical Resolution 37 and with the “Minimum external auditing standards” issued by the BCRA, applicable to the review of interim period financial statements, and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim period financial statements consists of making inquiries, mainly of the persons in charge of accounting and financial matters, as well as applying analytical procedures and other review procedures. A review is substantially less in scope than an audit of financial statements; therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

Conclusion

4.	Based on our review, we have not become aware of anything that may lead us to believe that the financial statements mentioned in paragraph 1. have not been prepared, in all material respects, in accordance with the accounting framework established by the BCRA mentioned in paragraph 2.

Emphasis on certain aspects disclosed in the financial statements and other issues

5.	We draw attention to the information contained in the following note to the consolidated financial statements mentioned in paragraph 1.:

(a) Note 3. “Basis for the preparation of these financial statements and applicable accounting standards”, section “Preparation basis - Applicable Accounting Standards”, in which the Bank indicates is in the process of determining and quantifying the effect on the financial statements of the application of section 5.5 "Impairment” of IFRS 9 "Financial Instruments", which was temporarily excluded by the BCRA of the accounting framework applicable to financial institutions. This issue does not change the conclusion expressed in paragraph 4., but must be taken into account by those users who use IFRS for the interpretation of the accompanying financial statements.

(b) Note 3. “ Basis for the preparation of these financial statements and applicable accounting standards”, section ”Preparation basis - Applicable Accounting Standards”, in which the Bank indicates that the items and figures contained in these reconciliations may be subject to change and they may only be considered final when preparing the annual financial statements for the 2018. This issue does not change the conclusion expressed in paragraph 4.

6.	As further explained in Note 36. to the accompanying condensed consolidated interim financial statements, certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting framework established by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other issues

7.	We have issued a separate report on the condensed separate interim financial statements of BANCO MACRO S.A. on the same date and for the same period mentioned in paragraph 1.

II.	Report on other legal and regulatory requirements

8.	In compliance with current legal requirements, we report that:

a)	The financial statements mentioned in paragraph 1., as mentioned in Note 3. to them, are in process of being transcribed into the financial statements book of BANCO MACRO S.A. and, based on our review, we have not become aware of anything that may lead us to believe that these financial statements have not been prepared, in all material respects, in conformity with the applicable Argentine General Associations Law provisions and the CNV (Argentine Securities Commission) regulations.

b)	The condensed separate interim financial statements of BANCO MACRO S.A. as of June 30, 2018 arise from the accounting books kept, in all formal respects, pursuant to current legal requirements.

c)	As of June 30, 2018, the liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in BANCO MACRO S.A. books, amounted to Ps. 137,588,817, none of which was due as of that date.

City of Buenos Aires,

August 22, 2018

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

NORBERTO M. NACUZZI
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 196 – Fo. 142

REVIEW REPORT ON CONDENSED SEPARATE INTERIM-PERIOD FINANCIAL STATEMENTS

To the Directors of

BANCO MACRO S.A.

Registered office: Sarmiento 447

City of Buenos Aires

III.	Report on the financial statements

Introduction

9.	We have reviewed the accompanying condensed separate interim financial statements of BANCO MACRO S.A. (“the Bank”), which comprise: (a) the separate balance sheet as of June 30, 2018, (b) the separate statements of income and other comprehensive income for the three and six months periods ended June 30, 2018 and the statement of changes in shareholders’ equity and cash flows for the six-month period then ended, and (c) explanatory notes and other supplementary information.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

10.	The Bank’s Management and Board of Directors are responsible for the preparation and presentation of the separate financial statements in accordance with the accounting framework established by the BCRA (Central Bank of Argentina), which, as mentioned in Note 3. to the accompanying financial statements, are based on the International Financial Reporting Standards (“IFRS”), and in particular for the condensed interim financial statements in the International Accounting Standard 34 "Intermediate Financial Reporting", as those standards were issued by the International Accounting Standards Board ("IASB") and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCA for its Spanish acronym) and with the only exception of section 5.5. "Impairment" of IFRS 9 "Financial Instruments", which was temporarily excluded by the BCRA from the accounting framework applicable to financial institutions. The Bank’s Management and Board of Directors and are also responsible for performing the internal control procedures that they may deem necessary to allow for the preparation of financial information of interim-period that are free from material misstatements, either due to errors or irregularities.

Auditor’s responsibility

11.	Our responsibility is to express a conclusion on the financial statements mentioned in paragraph 1. based on our review, which was performed in accordance with the standards of the Argentine Federation of Professional Councils in Economic Sciences Technical Resolution 37 and with the “Minimum external auditing standards” issued by the BCRA, applicable to the review of interim period financial statements, and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim period financial statements consists of making inquiries, mainly of the persons in charge of accounting and financial matters, as well as applying analytical procedures and other review procedures. A review is substantially less in scope than an audit of financial statements; therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

Conclusion

12.	Based on our review, we have not become aware of anything that may lead us to believe that the financial statements mentioned in paragraph 1. have not been prepared, in all material respects, in accordance with the accounting framework established by the BCRA mentioned in paragraph 2.

Emphasis on certain aspects disclosed in the financial statements and other issues

13.	We draw attention to the information contained in the following note to the financial statements mentioned in paragraph 1.:

(a) Note 3. “ Basis for the preparation of these financial statements and applicable accounting standards”, in which the Bank indicates is in the process of determining and quantifying the effect on the financial statements of the application of section 5.5 "Impairment” of IFRS 9 "Financial Instruments", which was temporarily excluded by the BCRA of the accounting framework applicable to financial institutions. This issue does not change the conclusion expressed in paragraph 4., but must be taken into account by those users who use IFRS for the interpretation of the accompanying financial statements.

(b) Note 3. “ Basis for the preparation of these financial statements and applicable accounting standards”, in which the Bank indicates that the items and figures contained in these reconciliations may be subject to change and they may only be considered final when preparing the annual financial statements for the 2018. This issue does not change the conclusion expressed in paragraph 4.

14.	As further explained in Note 34. to the accompanying condensed separate interim financial statements, certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting framework established by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other issues

15.	We have issued a separate report on the condensed consolidated interim financial statements of BANCO MACRO S.A. and its subsidiaries on the same date and for the same period mentioned in paragraph 1.

IV.	Report on other legal and regulatory requirements

16.	In compliance with current legal requirements, we report that:

a)	Based on our review, we have not become aware of anything that may lead us to believe that the financial statements mentioned in paragraph 1. have not been prepared, in all material respects, in conformity with the applicable Argentine General Associations Law provisions and the CNV (Argentine Securities Commission) regulations.

b)	The financial statements mentioned in paragraph 1. as mentioned in Note 3. to them, are in progress of being transcribed to the “Inventory and Financial Statements” Books of BANCO MACRO S.A. and arise from the accounting books kept, in all formal respects, pursuant to current legal requirements.

c)	As of June 30, 2018, the liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s books, amounted to Ps. 137,588,817, none of which was due as of that date.

d)	As of June 30, 2018, as stated in Note 24. to the financial statements mentioned in paragraph 1., the Bank carries shareholder´s equity and offsetting eligible assets that exceed the minimum amounts required by applicable CNV regulations for these items.

City of Buenos Aires,

August 22, 2018

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

NORBERTO M. NACUZZI
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 196 – Fo. 142

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 20, 2018

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer